management PROXY circular

March 9, 2007

2007 Annual General and Special Meeting of Shareowners
to be held April 26, 2007

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are uniquely positioned for growth in the North Sea, deep-water Gulf of Mexico, the Athabasca oil sands of Alberta, the Middle East and offshore West Africa. We add value for shareowners through successful full-cycle oil and gas exploration and development and leadership in ethics, integrity and environmental protection.

11 a.m. April 26, 2007

Invitation to Shareowners	The Palliser Hotel

Calgary, AB

YOU ARE INVITED TO THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS

Dear Fellow Shareowner:

On behalf of Nexen’s board of directors, management and employees, I invite you to the 2007 Annual General and Special Meeting of Shareowners on April 26, 2007, at 11:00 a.m. in the Crystal Ballroom of the Palliser Hotel, 133 - 9th Avenue SW, Calgary, Alberta.

The business items being considered at the meeting are set out in the notice and circular. At the meeting, we will also review Nexen’s operations and future plans.

Nexen is committed to best practices in corporate governance. We comply 100% with all TSX and NYSE guidelines on corporate governance. (See pages 78 and 82). In this circular, you will see more on recent initiatives including:

•                  adoption of a modified majority voting by-law for the election of directors;

•                  appointment of Anne McLellan, P.C. to the board and changes to the board committees;

•                  enhanced director and executive compensation disclosure; and

•                  addition of a special report on board evaluation.

On February 7, 2007, Nexen was awarded the Conference Board of Canada / Spencer Stuart National Award of Governance in the Private Sector. This award recognizes our overall commitment to good governance and our use of an innovative governance roadshow to communicate with stakeholders.

Please take the time to review this circular and provide your votes on the business items of the meeting.

You can vote by phone, on the internet, on the enclosed proxy, or at the meeting on April 26, 2007.

We look forward to your support.

Yours truly,

Charles W. Fischer

President and Chief Executive Officer

March 9, 2007

Nexen’s AGM is your opportunity to have a say in

the future of our business and be updated

on our plans for 2007 and beyond.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS

March 9, 2007

KEY SECTIONS	Page
Notice	3
General Information	4

Nexen AGM	Notice

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS

NEXEN INC.

NOTICE

The Annual General and Special Meeting of Shareowners of Nexen Inc. will be held in the Crystal Ballroom at the Palliser Hotel, 133 - 9th Avenue SW, Calgary, Alberta, Canada on Thursday, April 26, 2007, at 11:00 a.m. (Calgary time). The purpose of the meeting is to consider and take action on the following matters:

1.               Receive the audited consolidated financial statements for the year ended December 31, 2006 and the auditor’s report on those statements.

2.               Elect directors to hold office for the following year.

3.               Appoint Deloitte & Touche LLP as independent auditors for 2007 and authorize the Audit and Conduct Review Committee to fix their pay.

4.               Confirm, without amendment, the enactment of By-Law No. 3 and the repeal of By-Law No. 2.

5.               Approve a special resolution to amend Nexen’s articles to effect a two-for-one split of the common shares.

6.               Transact any other business that may properly come before the meeting or any adjournment of the meeting.

March 15, 2007 is the record date for determining who owns shares. The only persons who will be entitled to vote at the meeting are common shareowners of record on March 15, 2007.

Our circular provides additional information on matters to be dealt with at the meeting and forms part of this notice.

Shareowners who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return your proxy or how to vote by telephone or over the internet are set out in this circular. To be valid, a proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (Calgary time) on April 24, 2007 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The chair of the meeting has the discretion to accept late proxies.

Please send your proxy to CIBC Mellon Trust Company at Suite 600, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1 or at Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1.

By order of the board of directors

Calgary, Alberta, Canada	John B. McWilliams, Q.C.
March 9, 2007	Secretary

Nexen AGM	General Information

GENERAL INFORMATION

This circular is furnished in connection with the solicitation of proxies by the board and management of Nexen Inc. (we or Nexen) for use at the Annual General and Special Meeting of Shareowners (AGM) to be held on April 26, 2007, and at any and all adjournments of that meeting.

Date of Information

Information contained in this circular is given as of March 9, 2007, unless otherwise noted.

Currency and Exchange Rate

All monetary figures are stated in Canadian currency, except as noted. On March 9, 2007, the reported closing spot price quoted by the Bank of Canada for Cdn$1.00 was US$0.85.

Common Shares Outstanding

At the close of business on March 9, 2007, there were 262,868,316 common shares outstanding. Nexen’s common shares trade under the symbol NXY on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Share Performance

Over the past year, Nexen’s share value has grown 16%. See page 72 for our five-year share performance.

Owners of 10% or More of the Common Shares on March 9, 2007

Approximately 30,088,836 shares (11.5%) were owned by Ontario Teachers’ Pension Plan Board (Teachers), 5650 Yonge Street, Toronto, Ontario M2M 4H5 and approximately 29,363,678 shares (11.2%) were owned by Jarislowsky Fraser Limited, 1010 Sherbrooke Street West, Suite 2005, Montreal, Quebec H3A 2R7. To the knowledge of the directors and officers, no other person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of our common shares.

Registered and Beneficial Shareowners

You are a registered shareowner if your shares are held in your name and you have a share certificate.

You are a beneficial shareowner if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. You are also called a non-registered shareowner.

Mailing of Circular

This circular, a proxy and our 2006 annual report will be mailed to shareowners beginning March 27, 2007. The 2006 annual report is being mailed to all registered shareowners, except those who asked not to receive it, and to beneficial shareowners who requested a copy. We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that the materials be forwarded promptly to the beneficial owners of our common shares.

Annual and Interim Reports

If you are a registered shareowner, a copy of our 2006 annual report is included in this package, unless you asked not to receive it. If you are a beneficial shareowner and you did not return the card sent out last year to request a copy, you will not receive a 2006 annual report but instead a summary report. Our annual report can be accessed at www.nexeninc.com or you can get a copy by sending in a request as set out under “Availability of Documents” on page 5.

If you are a registered shareowner and: (i) do not wish to receive our annual report next year; or, (ii) wish to receive our interim reports, please fill out and return the blue card enclosed with this package.

If you are a beneficial shareowner and you wish to receive our annual or interim reports next year, please fill out and return the yellow card enclosed with this package.

Nexen AGM	General Information

Availability of Documents

Included in our annual report is the Form 10-K we file with the US Securities and Exchange Commission (SEC). A copy of the annual report, including the audited comparative consolidated financial statements and management’s discussion and analysis (MD&A) for the financial year ended December 31, 2006 (financial statements), will be sent free of charge to any shareowner on request. It can also be retrieved from EDGAR by accessing our public filings under “Filings and Forms” at www.sec.gov.

We also file the Form 10-K as our Annual Information Form with the Canadian securities regulators. A copy of the form, including the financial statements, and one copy of this circular will be provided on request. This information can also be retrieved from the SEDAR system by accessing our public filings at www.sedar.com.

All documents required to be filed in Canada or the US may also be accessed at www.nexeninc.com.

All requests for documents should be in writing and addressed to:

By mail:	Nexen Inc.
801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
Attention: Sylvia L. Groves
Governance Office
By email:	governance@nexeninc.com

Ethics Policy

Under our ethics policy, all directors, officers and employees must demonstrate a commitment to ethical business practices and behaviour in all business relationships, both within and outside of Nexen. Employees are not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our ethics policy has been adopted as a code of ethics for our principal executive officer, principal financial officer and principal accounting officer or controller.

Any waivers of, or changes to, the ethics policy must be board approved and disclosed. There have been no waivers since January 1, 2006, or ever. The ethics policy was amended on February 14, 2007. We made minor revisions to the integrity-related policies section, re-wrote the prevention of improper payments policy description, and added subsections for the gifts and entertainment and information technology acceptable use policies. Our ethics policy provides for an external integrity hotline, in place since February 1, 2005.

Nexen’s ethics policy is available at www.nexeninc.com and we intend to disclose any waivers of or changes to this policy online. Our ethics policy and any future amendments to it are filed on SEDAR at www.sedar.com. To request a copy of the policy, contact the Governance Office by calling 403.699.4926, faxing 403.699.7062 or emailing governance@nexeninc.com.

Reporting Concerns

Please direct any concerns about Nexen’s financial statements, accounting practices or internal controls to either:

(i) management or the Chair of the Audit and Conduct Review Committee (Audit Committee) as set out in the ethics policy; or,

(ii) EthicsPoint, as set out on page 6.

Employees, customers, suppliers, partners, shareowners and other external stakeholders who have a concern are encouraged to raise it with our Integrity Resource Centre:

By mail:	Nexen Inc.
801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
Attention: Integrity Resource Centre
By email:	integrity@nexeninc.com
By telephone:	403.699.4727

Nexen AGM	General Information

You may also report concerns through our integrity hotline – a secure reporting system, which is owned and managed by EthicsPoint, an independent third-party service provider. To find out more about our integrity hotline and for toll free numbers for other countries, visit www.nexeninc.com and click on the “Integrity Hotline” link at the top of the page or access the hotline directly:

Online:	www.ethicspoint.com
By toll-free telephone:	1.866.384.4277 (North America)

Communicating with the Board

Shareowners may write to the board or any member or members of the board in care of the following address:

By mail:	Nexen Inc.
801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
Attention: John B. McWilliams, Q.C.
Senior Vice President, General Counsel and Secretary
By email:	board@nexeninc.com

We receive a number of inquiries on a large range of subjects every day. The board has consulted with management to develop a process to assist in managing inquiries directed to the board or its members.

Letters and emails addressed to the board, any of its members or the independent directors, as a group, are reviewed to determine if a response from the board is appropriate. While the board oversees management, it does not participate in our day-to-day functions and operations and is not normally in the best position to respond to inquiries on those matters. Those inquiries will be directed to the appropriate personnel for response. The board has instructed the Secretary to review all correspondence and, in his discretion, not forward items that are:

•                  not relevant to Nexen’s operations, policies or philosophies;

•                  commercial in nature; or

•                  not appropriate for consideration by the board.

All inquiries will receive a response from the board or management. The Secretary maintains a log of all correspondence sent to board members. Directors may review the log at any time and request copies of any correspondence received.

Shareowner Proposals

A proposal by an eligible shareowner intended to be presented at the 2008 AGM should be directed to our Secretary. To be included in the proxy material for that meeting, the proposal must be received at 801 - 7th Avenue SW, Calgary, Alberta, Canada T2P 3P7 by December 10, 2007.

Dividend Reinvestment Plan

We have a dividend reinvestment plan which lets shareowners elect to have cash dividends reinvested in common shares. A copy of the offering circular describing the plan (and, for US residents, a prospectus) and an election form may be requested from CIBC Mellon Trust Company (CIBC Mellon):

By toll-free telephone:	1.800.387.0825
Online:	www.cibcmellon.com
By email:	inquiries@cibcmellon.com

Make your

Voting Information	vote

count

Who Votes?

Those who hold Nexen common shares at the close of business on March 15, 2007, may vote on the following matters:

•                  Election of directors

•                  Appointment of auditors

•                  Confirmation of By-Law No. 3 and repeal of By-Law No. 2

•                  Share split

•                  Other business, if any

How are matters decided?

A simple majority of votes (50% plus one vote) is required to approve all of these matters, except the share split, that requires approval of at least 66 2/3% of the votes cast.

Who counts the votes?

CIBC Mellon.

Is my vote confidential?

Yes, unless you clearly intend to communicate your position to management.

Who can I talk to if I have a question?

CIBC Mellon in:
North America	1.800.387.0825
Other Locations	1.416.643.5000

Registered Shareowners

You are registered shareowner if your shares are held in your name. That is, you have a share certificate.

Voting Options:

In person at the AGM
By proxy
By telephone
By internet

See the instructions in the enclosed proxy form.

Beneficial Shareowners

You are a beneficial shareowner if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. You are also called a non-registered shareowner.

Voting Options:

By internet
By telephone
By proxy
By fax

See instructions in the enclosed voting instruction form.

Vote by phone, internet, proxy,

fax or in person at the AGM.

vOTINg INFOrmATION

Voting Information	Meeting Procedure

mEETINg prOCEdurE

Am I entitled to vote?

You are entitled to vote if you own common shares of Nexen as of the close of business on March 15, 2007, the record date of the meeting. Each common share is entitled to one vote.

What will I be voting on?

•                  Election of directors;

•                  Appointment of auditors;

•                  Confirmation of By-Law No. 3 and repeal of By-Law No. 2;

•                  Share split; and

•                  Any other business that may properly come before the meeting or any adjournment of the meeting.

How will these matters be decided?

A simple majority (50%, plus one) of votes cast in person or by proxy at the meeting is required to approve each of the matters set out above, except the share split which requires approval of at least 66 2/3% of the votes.

How many shareowners are required to have a quorum at the meeting?

Our by-laws state that a quorum for transacting business at a shareowners meeting is:

•                  two people present in person;

•                  each a shareowner or proxyholder entitled to vote at the meeting; and

•                  together representing at least 25% of the common shares outstanding and entitled to be voted at the meeting.

Voting Information	Registered Shareowners

rEgISTErEd ShArEOwNErS

You are a registered shareowner if your shares are held in your name and you have a share certificate. Otherwise, you are a beneficial shareowners. See page 11 for details.

How can I vote if I am a registered shareowner?

You may vote in any one of the following ways:

In person at the meeting;

By signing and returning the enclosed proxy appointing the named persons or some other person you choose (who does not need to be a shareowner) to represent you as proxyholder and vote your shares at the meeting;

By telephone using a touch-tone telephone to submit your votes, toll free, to 1.866.271.1207 (English or French); or
By internet at www.eproxyvoting.com/nexen (English or French) and following the instructions given there.

If you vote by telephone or internet, enter the 13 digit control number located in the bottom left corner on the back of the enclosed proxy and then enter your voting instructions.

What if I want to vote in person?

If you plan to attend the AGM and wish to vote your shares in person, do not complete or return the proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, CIBC Mellon, when you arrive.

If you are a beneficial shareowner, see page 11 for instructions on how to vote in person.

How can I vote by proxy?

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. You can use the enclosed proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed proxy are directors. However, you can choose another person to be your proxyholder by printing that person’s name in the space provided, completing the rest of the proxy, signing and returning it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by proxy, you may not cast your vote again in person at the meeting, unless you revoke your proxy as set out below.

What do I do with my completed proxy?

Return it to CIBC Mellon in the envelope provided or fax it to 416.368.2502, so that it arrives by 11:00 a.m. (Calgary time) on April 24, 2007 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. This will ensure your vote is recorded.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and delivering the written statement to our head office at any time up to and including April 24, 2007, or to the chair of the meeting on April 26, 2007.

Voting Information	Beneficial Shareowners

BENEFICIAL ShArEOwNErS

You are a beneficial shareowner if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. You are also called a non-registered shareowner.

How can I vote if I am a beneficial shareowner?

Follow the instructions provided by your nominee. You may vote in any one of the following ways:

By internet by accessing the website shown in the enclosed voting instruction form and following the instructions given;
By using a touch-tone telephone to submit your votes to the toll free number provided in the enclosed voting instruction form;

By signing and returning the enclosed voting instruction form appointing the named persons or some other person you choose (who does not need to be a shareowner) to represent you as proxyholder and vote your shares at the meeting; or

By fax to the number provided in the enclosed voting instruction form.

If you vote by telephone or internet, enter the 12 digit control number provided on the enclosed voting instruction form and then enter your voting instructions.

What if I want to vote in person?

If you are a beneficial shareowner who plans to attend the AGM and wishes to vote your shares in person, insert your own name in the space provided on the voting instruction form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the meeting so do not complete the voting instructions on the form. Please register with the transfer agent, CIBC Mellon, when you arrive.

How can I vote by proxy?

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder. Use the enclosed voting instruction form to appoint your proxyholder. The persons named in the enclosed voting instruction form are directors and they will vote on your behalf at the meeting. However, you can choose another person to be your proxyholder by printing that person’s name in the space provided, completing the rest of the voting instruction form, signing and returning it.

Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have sent in your voting instruction form, you may not cast your vote again in person at the meeting unless you revoke your instructions as set out below.

What do I do with my completed voting instruction form?

Return it in the envelope provided or fax it to one of the numbers provided in the voting instruction form so that it arrives by 11:00 a.m. (Calgary time) on April 23, 2007 or, if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the meeting to resume. This will ensure your vote is recorded.

What if I change my mind and want to revoke my instructions?

Follow the procedures provided by your nominee. Your nominee must receive your request to revoke the instructions prior to

11:00 a.m (Calgary time) on April 23, 2007. This will give your nominee time to submit the revocation to us.

Voting Information	General Information

GENERAL INFORMATION

Who is soliciting my proxy?

Proxies are being solicited by the board and management of Nexen, mainly by mail. Nexen will pay for the cost of proxy solicitation. Our officers, employees and agents may solicit proxies by telephone, email, facsimile, mail or personal interviews. Nexen has also retained Georgeson Shareholder Communications Canada (Georgeson), Suite 5210, 66 Wellington Street West, Toronto Dominion Centre, Toronto, Ontario M5K 1J3, at a fee of approximately $35,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the US.

How will my proxy be voted?

You can indicate on your proxy how you want your proxyholder to vote your shares or you can let your proxyholder decide for you. If you specify on your proxy how you want your shares to be voted, then your proxyholder must vote your shares that way. If you do not specify on your proxy how you want your shares to be voted, then your proxyholder can vote your shares as he or she sees fit.

If you appoint Messrs. Saville, Thomson or Fischer the directors set out in the enclosed proxy, and do not specify how you want your shares to be voted, your shares will be voted as follows:

• Election of management nominees as directors	FOR
• Appointment of auditors	FOR
• Confirmation of By-Law No. 3 and repeal of By-Law No. 2	FOR
• Amendment of the articles to effect a two-for-one share split	FOR

What if there are amendments or if other matters are brought before the meeting?

The enclosed proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters set out in the notice and on other matters that may properly come before the meeting.

Management does not intend to present any other business at the meeting. We are not aware of any amendments or variations to the proposed matters or any other matters which may be presented at the meeting. If other matters requiring the vote of shareowners properly come before the meeting, your proxyholder will vote on them using their best judgment.

Who counts the votes?

Votes by proxy are counted by CIBC Mellon.

Is my vote confidential?

CIBC Mellon preserves the confidentiality of individual shareowner votes, except where the shareowner clearly intends to communicate his or her position to management, and as necessary to comply with legal requirements.

Who can I call if I have a question on voting in person at the meeting?

Please contact CIBC Mellon in:

North America	1.800.387.0825
Other Locations	1.416.643.5000

Understand the

Business of the Meeting	business items

you are voting on

Financial Statements

The financial statements are presented to shareowners each year and the independent registered chartered accountants, Deloitte & Touche LLP, will be available to answer any questions at the AGM.

Election of Directors

Directors are elected each year at the AGM. The board and management have concluded that each nominee is well qualified to serve on Nexen’s board. The board is the appropriate size for efficiency and effectiveness and appropriately composed to permit a diversity of views and staff the committees.

The board operates independently from management and 11 of the 12 nominees are independent. The nominees as a whole have the relevant expertise essential to ensure appropriate strategic direction and oversight.

Appointment of Auditors

The auditors review the financial statements and report to the Audit Committee. All auditor’s fees are pre-approved by the Audit Committee. Fees for non-audit related work in 2006 were 4% of total fees.

See page 40 for more details.

By-Laws

A modified majority vote by-law for the election of directors was recently adopted by the board. The shareowners are asked to confirm the new by-law, which also includes the other amendments described on page 16, at the AGM.

Share Split

Management and the board believe that a greater number of common shares at a reduced price per common share will enhance liquidity and increase investor interest in Nexen.

See page 17 for the details.

Other Business

Management does not intend to present any other business at the meeting and we are not aware of amendments to proposed matters or any other matters calling for your action.

Management Recommendation

We recommend that you vote FOR all items of business being brought to the AGM.

It’s your right as a shareowner to

vote on these important items of

business at the AGM.

BUSINESS OF THE MEETING

March 9, 2007

Business of the Meeting	Financial Statements

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2006, and the auditor’s report on those statements are in the 2006 annual report which is being mailed with this circular to all registered shareowners, except those who asked not to receive it, and to beneficial shareowners who requested it.

ELECTION OF DIRECTORS

According to our articles, we must have between 3 and 15 directors. On July 5, 2006, the board determined that there will be 12 directors. Our by-laws provide that directors will be elected at the AGM each year and will hold office until the next AGM or until their successors are duly appointed or elected.

Director nominees are:

Charles W. Fischer	Kevin J. Jenkins	Francis M. Saville, Q.C.
Dennis G. Flanagan	A. Anne McLellan, P.C.	Richard M. Thomson, O.C.
David A. Hentschel	Eric P. Newell, O.C.	John M. Willson
S. Barry Jackson	Thomas C. O’Neill	Victor J. Zaleschuk

In the opinion of the board and management, the nominees are well qualified to act as directors. Each one has confirmed his or her eligibility and willingness to serve as a director if elected.

Management and the board recommend that you vote FOR these appointments. The directors named in the enclosed proxy will vote FOR these nominees unless you indicate that authority to do so is withheld.

We do not know of any reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the meeting, the directors named in the enclosed proxy will vote for a substitute chosen by the board.

APPOINTMENT OF AUDITORS

The Audit Committee recommends appointing Deloitte & Touche LLP as auditors for 2007. During the five financial years ended December 31, 2006, Deloitte & Touche LLP and Arthur Andersen LLP served as our auditors. Arthur Anderson LLP or its predecessor served as our auditors since 1972. On June 3, 2002, the Canadian firm of Deloitte & Touche LLP completed a transaction with the Canadian firm of Arthur Andersen LLP to integrate the partners and staff of Arthur Andersen LLP (Canada) into Deloitte & Touche LLP (Canada). On July 11, 2002, our board accepted the resignation of Arthur Andersen LLP (Canada) and appointed Deloitte & Touche LLP (Canada) as auditors.

The Audit Committee recommends that you vote FOR this appointment. The directors named in the enclosed proxy will vote FOR this appointment unless you indicate that authority to do so is withheld.

The auditors are expected to be present at the meeting. They will be given the opportunity to make a statement if they wish to do so and will be available to answer appropriate questions.

Business of the Meeting	By-Laws

CONFIRMATION OF BY-LAW NO. 3 AND REPEAL OF BY-LAW NO. 2

On December 4, 2006, the board enacted By-Law No. 3 and repealed By-Law No. 2 as a continuous corporate governance improvement initiative. Pursuant to the provisions of the Canada Business Corporations Act (CBCA), By-Law No. 3 will cease to be effective unless it is confirmed by resolution passed by a simple majority of the votes cast by shareowners at the meeting. In that case, By-Law No. 2 would come back into force.

What improvements are included in By-Law No. 3?

•                  revisions to section 4.03 to provide for a modified majority vote standard for director elections as described below;

•                  revisions to show of hands and ballot provisions in sections 10.18 and 10.19 allowing the chair to announce a ballot result based on the number of proxies received, which aligns with the required ballot under the modified majority vote standard;

•                  addition of definitions in section 1.01 for “contested election” (any election of directors where the number of nominees exceeds the number of directors to be elected as set out in the circular), and “uncontested election” (any election of directors where the number of nominees does not exceed the number of directors to be elected as set out in the circular);

•                  revisions to sections 8.03 and 8.06 to allow for shares to be issued electronically, without a certificate, as will be required for shares listed on a US stock exchange beginning in 2008;

•                  clarification of section 5.05 to indicate that the board appoints committee chairs and committee members;

•                  revision to sections 9.04, 10.05 and 10.07 regarding record dates and notices by increasing each of them by one day to allow for the maximum number of days for setting record dates and giving notices of shareholder meetings, in each case within the requirements set out in the CBCA; and

•                  some minor grammatical corrections in sections 4.02, 10.06, 11.01 and 11.08.

How does the modified majority vote standard work?

A director who does not receive a majority of the votes cast in favour of his or her election must submit a resignation to the board for consideration. The independent members of the board, on the recommendation of the Governance Committee, determine whether or not to accept the resignation. In considering whether or not to recommend acceptance or rejection of the resignation, the Governance committee will evaluate the best interest of Nexen and its shareowners and considering a number of factors including any alternatives to cure the underlying cause of the withheld votes, the skills and attributes of the director and the overall composition of the board, including the current mix of skills and attributes of the board, and whether accepting the resignation would cause Nexen to fail to meet any applicable listing or regulatory requirement. Nexen will promptly disclose in a press release the decision of the independent directors and an explanation of how the decision was reached. In the case of a contested election, a plurality standard, which would have those directors who receive the most votes elected, would continue to apply.

Where can I get a copy of By-Law No. 3?

A copy of By-Law No. 3 is available at www.nexeninc.com or on request to our Governance Office as set out on page 5.

What is the proposed shareowner resolution being put forward for consideration by shareowners?

“RESOLVED as an ordinary resolution:

1.               THAT By-Law No. 3 of the Corporation, being a by-law relating generally to the transaction of business and affairs of the Corporation, enacted by the board on December 4, 2006, is hereby confirmed without amendment; and

2.               THAT the repeal of By-Law No. 2 is hereby confirmed.”

What do the board and management recommend?

The board and management recommend that shareowners vote FOR confirmation of By-Law No. 3 and repeal of By-Law No. 2. The directors named in the enclosed proxy will vote FOR this matter unless you instruct otherwise.

Nexen’s directors and officers intend to vote the common shares held by them in favour of this resolution.

Business of the Meeting	Share Split

TWO-FOR-ONE SHARE SPLIT

What is a share split?

Subject to shareowner and regulatory approval, all holders of Nexen common shares on the record date for the split will be issued one additional common share for each common share they hold on that date. As a result, you will have twice as many shares after the split is completed. May 10, 2007 (or any earlier or later date necessary to comply with stock exchange or regulatory authority requirements) has been set as the record date for the share split.

Why does Nexen want to split its common shares?

Management and the board believe that having a greater number of common shares at a reduced price per common share will enhance liquidity, increase investor interest in Nexen and our business, and bring the trading price into a more accessible range for retail investors.

Has Nexen ever split its common shares before?

Nexen split its common shares in 2005 (two-for-one), 1996 (two-for-one), 1987 (two-for-one) and 1979 (three-for-one).

How will I get my new shares?

If you are a registered shareowner, please keep your current share certificate. Around May 15, 2007 (mailing date) CIBC Mellon will issue and send you another share certificate for the additional shares you are entitled to after the split.

If you are a beneficial shareowner you do not need to do anything. The additional shares you are entitled to after the split will be added to your account automatically as of the opening of business three days after the record date.

When do the common shares trade on a post-split basis?

Under the TSX rules, Nexen’s common shares will begin trading on a post-split basis at the opening of business on the second trading day preceding the record date. Under the NYSE rules, Nexen’s common shares will begin trading on a post-split basis one business day after the mailing date.

How will my rights as a shareowner change?

The split of the common shares will not change any of your rights as an owner of common shares. After the split, each common share will continue to be entitled to one vote and will be fully paid and non-assessable. As a result of the split, there will be amendments to outstanding rights, options to acquire common shares and Nexen’s equity-based incentive compensation programs to preserve, proportionally, the rights of the holders of outstanding rights and options and participants in the equity-based incentive compensation programs.

What are the Canadian federal income tax considerations?

Nexen has been advised by outside legal counsel that, under existing Canadian income tax law, and all published proposals for its amendment, the proposed split of common shares (which increases the number of common shares by 100% and reduces the stated value per common share by 50%) will not result in taxable income or any gain or loss to the owners. Owners may wish to consult their tax advisors to determine the proper adjusted cost base of their common shares after the split.

What are the US income tax considerations?

Nexen has been advised by outside legal counsel that, under existing US federal income tax law, the proposed split of common shares will not generally result in taxable income or in any gain or loss to the owners. The amount paid for the existing common shares (the tax basis) will generally be allocated in proportion to the total common shares held after the split. This results in a tax basis for each common share that is one-half of that before the split. Other rules may apply to owners of two or more lots of common shares or owners who are subject to special provisions under the US Internal Revenue Code. Those owners should consult their tax advisors to determine the proper method for allocating the tax basis and to determine the holding period for each of their common shares.

Business of the Meeting	Other Business

What happens if I sell shares after the record date?

To determine any gain or loss on common shares you dispose of after the record date, you will have to reduce the cost of your Nexen common shares to reflect the increased number of shares held after the split. For example, if you had 100 common shares at a cost of $50 each, after the split you would have 200 common shares with an adjusted cost of $25 each.

What is a special resolution?

A special resolution requires approval of at least 66 2/3% of the votes cast by shareowners at the meeting.

If the special resolution is approved by shareowners, once it is implemented by Nexen, those shareowners who voted against it are not entitled to exercise any legal rights of dissent or similar appraisal remedies that would require Nexen to repurchase their common shares.

What is the special resolution being put forward for consideration by shareowners?

At the meeting shareowners will be asked to consider and, if thought fit, pass the following special resolution authorizing Nexen to split the outstanding common shares on a two-for-one basis:

“RESOLVED as a special resolution:

1.               THAT, pursuant to section 173 of the Canada Business Corporations Act, the Corporation is authorized to amend its Restated Articles of Incorporation to divide each authorized common share, without par value, whether issued or unissued, into two common shares, without par value, so that after giving effect to the division, the authorized capital of the Corporation will consist of an unlimited number of common shares, without par value, and an unlimited number of class A preferred shares, without par value, issuable in series;

2.               THAT any officer of the Corporation is hereby authorized and directed to prepare, execute and file Articles of Amendment with the Director under the Canada Business Corporations Act and make application for a Certificate of Amendment in respect of the amendment;

3.               THAT the directors of the Corporation are hereby authorized to revoke this special resolution before it is acted upon without further approval of the shareholders if such revocation would, in the opinion of the directors, be in the best interests of the Corporation; and

4.               THAT any director or officer of the Corporation is hereby authorized to do all things and execute all documents or instruments as may be necessary or desirable to give effect to the above resolutions.”

What do the board and management recommend?

The board and management recommend that shareowners vote FOR the amendment of Nexen’s articles to divide our common shares on a two-for-one basis. The directors named in the enclosed proxy intend to vote FOR this matter unless you instruct otherwise.

Nexen’s directors and officers intend to vote the common shares held by them in favour of this resolution.

OTHER BUSINESS

Management does not intend to present any other business at the AGM. We are not aware of any amendments to the proposed matters or other matters which may be presented for action. If amendments to the proposed matters or other matters requiring the vote of shareowners are properly brought before the AGM, your proxyholder will vote on them using his or her best judgment.

The Directors represent

Board of Directors	Nexen shareowners’

interests

Nominees

The 12 directors seeking re-election in 2007 are:

•                  Charles Fischer

•                  Dennis Flanagan

•                  David Hentschel

•                  Barry Jackson

•                  Kevin Jenkins

•                  Anne McLellan, P.C.

•                  Eric Newell, O.C.

•                  Tom O’Neill

•                  Francis Saville, Q.C. (Board Chair)

•                  Dick Thomson, O.C.

•                  John Willson

•                  Victor Zaleschuk

These directors bring varied experience, knowledge and complementary skills to the board.

See page 21 for their biographies.

Areas of Expertise

Each director assesses and rates their level of expertise in various skills that are important to Nexen’s strategic direction and oversight. The board as a whole has exceptionally strong experience in managing and leading growth, governance and board experience. Strong experience is present in managing and leading growth, CEO or senior officer compensation, and governance and board.

See page 27 for details of the areas of expertise.

Independent Board

All directors, except for Mr. Fischer, are independent under Nexen’s categorical standards for director independence.

See page 28 for details.

Meeting Attendance

Overall, Nexen directors attended 99% of board and committee meetings in 2006 and 100% attended the 2006 AGM.

See page 29 for details.

Sessions Without Management

To maintain independence from management, the board and board committees meet without management at each regularly scheduled meeting and any other time they decide is necessary.

See page 30 for details.

Director Compensation

Non-executive directors are paid retainers for board and committee membership and fees for each meeting attended in person or by telephone. Chairs are also paid retainers. Total fees earned by all board members in 2006 were $1,345,417. See page 32 for details. Fees are paid quarterly in cash or deferred share units (page 32).

There were no increases to director fees and retainers in 2006.

Share Ownership Guideline

To ensure alignment of shareowner and director interests, all directors are expected to own or control at least 6,000 shares to be accumulated over 3 years.

See pages 32 and 33 for ownership details.

Corporate Governance

Orientation and education are key components of our governance. New directors are given an in-depth orientation and ongoing education is provided. See pages 35 and 79 for details.

Performance evaluations are in place to ensure the board is functioning effectively.

See page 73 for our special report on director evaluations.

It is the board’s duty to make

decisions that align with the best

interests of your company.

BOARD OF DIRECTORS

March 9, 2007

Board of Directors	Nominees

NOMINEES

All current directors were elected at the annual meeting on April 27, 2006, except for Ms. McLellan who was appointed on July 5, 2006, and are management nominees for election to the Board.

See page 27 for more information on areas of expertise.

Charles W. Fischer Calgary, Alberta, Canada Not independent Director since May 17, 2000 Areas of Expertise: Growth International CEO Exploration Oil and Gas Governance SESR Diversity

Charlie Fischer, 56, has been President and Chief Executive Officer (CEO) of Nexen since June 1, 2001. Formerly, he was Executive Vice President (EVP) and Chief Operating Officer (COO) responsible for our conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. He joined Nexen in 1994 following service with Dome Petroleum Ltd., Hudson’s Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Mr. Fischer graduated from the University of Calgary with a Bachelor of Science degree in Chemical Engineering in 1971 and a Masters Degree in Business Administration, Finance, in 1982. He was awarded an Honorary Doctorate of Law degree from the University of Calgary in 2004.

Charlie does not serve on any other public company board. He is co-Chair of Alberta Climate Change Central, a member of the board of the Alberta Energy Research Institute, a member of the board of governors of the University of Calgary and a member of the Alberta Economic Development Authority.

Dennis G. Flanagan
Calgary, Alberta, Canada

Independent

Director since May 17, 2000 Audit committee financial expert

Areas of Expertise:

Growth

International

CEO

Oil and Gas

Governance

Financial

Diversity

Dennis Flanagan, 67, is a retired oil executive. He worked in the oil and gas industry for more than 40 years with Ranger Oil Limited (Ranger) and ELAN Energy Inc. (ELAN), most recently as Executive Chair of ELAN until it was bought by Ranger in 1997. He was involved in all phases of exploration and development in Canada, the US and the UK North Sea.

Mr. Flanagan completed the Registered Industrial and Cost Accountant program, the predecessor to the Certified Management Accountant program, in 1967. He worked in various accounting and management positions at Ranger, including as the Chief Financial Officer (CFO).

Dennis is Chair of Canexus Income Fund (Canexus), an affiliate controlled by Nexen, and a director of NAL Oil & Gas Trust. He is also founding Chair of STARS (Shock Trauma Air Rescue) Foundation.

Board of Directors	Nominees

David A. Hentschel
Tulsa, Oklahoma, United States

Independent

Director from May 9, 1985 to Oct 7, 1985 and since Dec 2, 1985

Areas of Expertise:

Growth

International

CEO

Compensation

Exploration

Oil and Gas

Governance

Dave Hentschel, 73, is the retired Chair and CEO of Occidental Oil and Gas Corporation, the worldwide oil and gas subsidiary of Occidental Petroleum Corporation. He was President and CEO of Nexen from January 1, 1996 until June 1, 1997.

Mr. Hentschel received a Bachelor of Science degree in Petroleum Engineering from Louisiana State University and a Bachelor of Science equivalent in Meteorology from Oklahoma State University.

Dave is a director of Cimarex Energy Co. He is also a member of the board for the Luis Palau Evangelistic Association and the Tulsa Day Center for the Homeless.

S. Barry Jackson
Calgary, Alberta, Canada

Independent

Director since Sep 1, 2001 Safety, Environment and Social Responsibility (SESR) Committee Chair since May 6, 2003

Areas of Expertise:

Growth

CEO

Compensation

Oil and Gas

SESR

Governance

Barry Jackson, 54, is the retired Chair of Resolute Energy Inc. and Deer Creek Energy Limited. He was formerly President, CEO and a director of Crestar Energy Inc. (Crestar). He has worked in the oil and gas industry since 1974 and held senior executive positions with Northstar Energy Corporation and Crestar.

Mr. Jackson has a Bachelor of Science degree in Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. He has served on the boards of several public companies and on the audit committees of some of those boards.

Barry is Chair of TransCanada Corporation and TransCanada PipeLines Limited and a director of Cordero Energy Inc.

Kevin J. Jenkins
Calgary, Alberta, Canada

Independent

Director since Dec 17, 1996 Compensation and Human Resources (Compensation) Committee Chair since Apr 27, 2006

Audit committee financial expert

Areas of Expertise:

Growth

International

CEO

Compensation

Governance

Financial

SESR

Kevin Jenkins, 50, is Managing Director of TriWest Capital Partners, an independent private equity firm. He was President, CEO and a director of The Westaim Corporation from 1996 to 2003. From 1985 to 1996 he held senior executive positions with Canadian Airlines International Ltd. (Canadian). He was elected to Canadian’s board of directors in 1987, appointed President in 1991 and appointed President and CEO in 1994. Earlier in his career, he was CFO of Canadian.

Mr. Jenkins has a Bachelors Degree in Law from the University of Alberta and a Masters of Business Administration from Harvard Business School.

Kevin is Chair of Young Life of Canada and a member of the board of World Vision Canada.

Board of Directors	Nominees

A. Anne McLellan, P.C. Edmonton, Alberta, Canada Independent Director since July 5, 2006 Areas of Expertise: Growth International CEO Governance Diversity

The Honourable Anne McLellan, 56, has been counsel at Bennett Jones, Barristers and Solicitors, since June 27, 2006, and Distinguished Scholar in Residence at the University of Alberta in the Institute for US Policy Studies since May 12, 2006. Previously, she served as the Liberal Member of Parliament for Edmonton Centre from 1993 to 2006. Between 2003 and 2006, she served as the Deputy Prime Minister and Minister of Public Safety and Emergency Preparedness. Before that, she served as Minister of Health, Minister of Justice and Attorney General, Minister of Natural Resources and Federal Interlocutor for Métis and Non-Status Indians.

Prior to entering politics, Ms. McLellan taught law at the University of New Brunswick and the University of Alberta, serving as Associate Dean of the Faculty of Law at the University of Alberta from 1985 to 1987 and as Acting Dean from July 1991 to June 1992.

Ms. McLellan holds Bachelor of Arts and Bachelor of Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She was appointed to the Privy Council of the Government of Canada in 1993. Anne is also a director of Agrium Inc. and Cameco Corporation.

Eric P. Newell, O.C. Edmonton, Alberta, Canada Independent Director since Jan 5, 2004 Areas of Expertise: Growth Compensation Oil and Gas SESR

Eric Newell, 62, is Chancellor of the University of Alberta. He is the retired Chair and CEO of Syncrude Canada Ltd. (Syncrude), positions he held from May 1994 and August 1989, respectively, until January 1, 2004. He served as President of Syncrude from 1989 to 1997. Prior to that he worked with Imperial Oil Limited and Esso Petroleum Canada Ltd.

Mr. Newell holds a Bachelor of Applied Science degree in Chemical Engineering from the University of British Columbia and a Masters of Science in Management Studies from University of Birmingham, England. He has received Honorary Doctorates of Law from Athabasca University, University of Alberta and an Honorary Diploma from Northern Alberta Institute of Technology (NAIT). He is an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

Eric is a director of Canfor Corporation. He is also the Chair of CAREERS... The Next Generation Foundation, and a member of the boards of Alberta Energy Research Institute, C.D. Howe Institute, Alberta Heart Institute, Lieutenant Governor Arts Award Foundation, Junior Achievement of Northern Alberta and The Learning Partnership. As past President of the Alberta Chamber of Resources, he led the creation of the National Oil Sands Task Force in 1995.

Board of Directors	Nominees

Thomas C. O’Neill

Toronto, Ontario, Canada

Independent

Director since Dec 10, 2002

Audit Committee Chair since

Apr 27, 2005

Audit committee financial expert

Areas of Expertise:

CEO

Governance

Financial

Tom O’Neill, 61, is the retired Chair of PwC Consulting. He was formerly CEO of PwC Consulting, COO of Pricewaterhouse- Coopers LLP, Global, CEO of Pricewaterhouse-Coopers LLP, Canada, and Chair and CEO of Price Waterhouse Canada. He worked in Brussels in 1975 to broaden his international experience and from 1975 to 1985 was client service partner for numerous multi-nationals, specializing in dual Canadian and US listed companies.

Mr. O’Neill has a Bachelor of Commerce degree from Queen’s University. He was designated a Chartered Accountant in 1970 and made a Fellow (FCA) of the Institute of Chartered Accountants of Ontario in 1988. He has an Honorary Doctorate of Law from Queen’s University.

Tom is a director of BCE Inc., Loblaw Companies Limited, Adecco S.A., and Ontario Teachers’ Pension Plan Board. He is Vice Chair of the Board of Governors of Queen’s University and a director of St. Michael’s Hospital.

Francis M. Saville, Q.C. Calgary, Alberta, Canada Independent Director since May 10, 1994 Board Chair since Apr 27, 2005 Areas of Expertise: Growth SESR Diversity

Francis Saville, 68, Chair of Nexen, is counsel with Fraser Milner Casgrain LLP, Barristers and Solicitors. He joined the firm in 1965 and had an extensive practice in the areas of energy and environmental law, as well as municipal law and land-use planning. He specialized in representing energy corporations in regulatory applications.

Mr. Saville has Bachelor of Arts and Bachelor of Laws degrees from the University of Alberta and he was appointed a Queen’s Counsel in 1984.

Francis is a member of the Finance and Property Committee of the Board of Governors of the University of Alberta.

Richard M. Thomson, O.C.

Toronto, Ontario, Canada

Independent

Director since Dec 16, 1997 Corporate Governance and Nominating (Governance) Committee Chair since Apr 27, 2005

Audit committee financial expert

Areas of Expertise:

Growth

International

CEO

Compensation

Governance

Financial

Dick Thomson, 73, is a retired banking executive. He was with the Toronto-Dominion Bank, one of Canada’s largest banks, since 1957, as Chair from 1978 until his retirement in 1998 and as President from 1972 to 1978.

Mr. Thomson holds a Bachelor of Arts and Science degree in Engineering from the University of Toronto and a Masters of Business Administration from Harvard Business School. He is an Officer of the Order of Canada.

Dick is a director of The Thomson Corporation. He is also a member of the board of the Multiple Sclerosis Scientific Research Foundation.

Board of Directors	Nominees

John M. Willson

Vancouver, British Columbia, Canada

Independent

Director since Dec 17, 1996

Reserves Review (Reserves) Committee

Chair since
Apr 27, 2006

Areas of Expertise:

Growth

International

CEO

Compensation

Governance

SESR

Diversity

John Willson, 67, is retired President and CEO of Placer Dome Inc., a position he held from 1993 to 1999. He was President and CEO of Pegasus Gold Inc. from 1989 to 1992 and was with Cominco Limited prior to that. During his career, he worked in Ghana, Montana, Washington State, British Columbia, the Northwest Territories and Greenland.

Mr. Willson was raised in Portugal and England. He holds a Bachelors degree and Masters degree in Mining Engineering from the Royal School of Mines, University of London, England.

John is a director of Aber Diamond Corporation, Finning International Inc. and Pan American Silver Corporation. He is also a member of the board of Transparency International Canada and the YMCA of Greater Vancouver.

Victor J. Zaleschuk

Calgary, Alberta, Canada

Independent

Director since June 1, 1997

Finance Committee Chair since
Apr 27, 2006

Areas of Expertise:

Growth

International

CEO

Compensation

Oil and Gas

Governance

Financial

SESR

Diversity

Vic Zaleschuk, 63, is the retired President and CEO of Nexen, a position he held from June 1, 1997 to May 31, 2001. He joined Nexen in 1986, as the company was developing operations in Yemen and expanding its international strategy. From 1986 to 1994 he was Senior Vice President (SVP), Finance and from 1994 to 1997 he was SVP and CFO. Prior to Nexen he worked with Co-Enerco, Dome Petroleum Ltd., Siebens Oil & Gas Ltd. and Hudson’s Bay Oil & Gas Ltd.

Mr. Zaleschuk holds a Bachelor of Commerce degree from the University of Saskatchewan and was designated as a Chartered Accountant in 1967.

Vic is Chair of Cameco Corporation and a director of Agrium Inc.

Board of Directors	Other Directorships / Committee Appointments

OTHER PUBLIC COMPANY DIRECTORSHIPS / COMMITTEE APPOINTMENTS

All public company directorships and committee appointments of current directors are set out below. Currently, Ms. McLellan and Mr. Zaleschuk serve on the Agrium Inc. and Cameco Corporation boards together.

	Other Public	Stock
Name	Company Directorships	Exchange	Committee Appointments
Fischer	None	–	None
Flanagan [1]	Canexus Income Fund (Chair)	TSX	None
	NAL Oil & Gas Trust	TSX	Audit Committee
Reserves Committee
Hentschel	Cimarex Energy Co.	NYSE	Governance Committee
Jackson	Cordero Energy Inc.	TSX	Chair, Human Resources and Governance Committee
	TransCanada Corporation (Chair) [2]	TSX	None [3]
	TransCanada PipeLines Limited (Chair) [2]	TSX	None [3]
Jenkins	None	–	None
McLellan	Agrium Inc.	TSX	Corporate Governance and Nominating Committee
Environment, Health and Safety Committee
	Cameco Corporation	TSX	Human Resources and Compensation Committee
Nominating, Corporate Governance and Risk Committee
Safety, Health and Environment Committee
Newell	Canfor Corporation	TSX	Corporate Governance Committee
Capital Expenditure Committee
Chair, Environmental, Health and Safety Committee
Management Resources and Compensation Committee
O’Neill	Adecco S.A.	NYSE	Audit Committee
	BCE Inc.	TSX	Chair, Audit Committee
	Loblaw Companies Limited	TSX	Chair, Audit Committee
Saville	None	–	None
Thomson	The Thomson Corporation	TSX	Audit Committee
Human Resources and Compensation Committee
Willson	Aber Diamond Corporation	TSX	Audit Committee
Chair, Human Resources and Compensation Committee
Corporate Governance Committee
	Finning International Inc.	TSX	Chair, Environment, Health and Safety Committee
Human Resources and Compensation Committee
	Pan American Silver Corporation	TSX	Audit Committee
Chair, Compensation Committee
Zaleschuk	Agrium Inc.	TSX	Audit Committee
Compensation Committee
	Cameco Corporation (Chair)	TSX	Human Resources and Compensation Committee
Nominating, Corporate Governance and Risk Committee
Reserves Oversight Committee

Notes:

1      Mr. Flanagan was a director of Elek-Tek Inc., a US public computer retailing company that was subject to bankruptcy proceedings in 1998.

2      Board meetings for these two companies are held at the same time.

3      Mr. Jackson is a non-voting member of all committees.

Interlocking Relationships

The following table lists the directors who served together on the boards of other public companies as at March 9, 2007.

Name	Interlocking Relationships
McLellan	Agrium Inc.
Zaleschuk	Cameco Corporation

Board of Directors	Areas of Expertise

AREAS OF EXPERTISE
Nexen maintains a skills matrix and each of the 12 board members indicates their level of expertise in each area according to:
i)	no or limited application;
ii)	basic application;
iii)	skilled application – significant operational experience in the area, but not at a senior executive level; and
iv)	expert application – senior executive experience in the area from a function, role and knowledge perspective.
The areas of expertise set out in the directors’ biographies are those areas in which they are most skilled.

Number of Directors
with Skilled or
Skill / Experience Description	Expert Application
Managing / Leading Growth – Senior executive experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.	12
International – Senior executive experience working in a global organization where Nexen is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.	9
CEO / Senior Officer – Experience working as a CEO or senior officer for a major organization with international operations.	10
Exploration – Experience as a senior executive or top functional authority leading an exploration department in a major upstream or integrated exploration and production company. May have formal education in geology, geophysics or engineering.	5
Compensation – Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay, incentives, equity and perquisites.	10
Oil and Gas – Senior executive experience in the oil and gas industry combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.	6
Governance / Board – Prior or current experience as a board member of a major Canadian organization (public, private or non-profit sectors) with international operations.	10
Financial Acumen – Senior executive experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Familiarity with internal financial controls.	9
SESR – Thorough understanding of industry regulations and public policy related to workplace safety, environment and social responsibility. May have had an active leadership role in the shaping of public policy in Canada and abroad. Demonstrated commitment to Nexen’s SESR values.	9
Diversity – Contributes to the board in a way that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.	8
Marketing Expertise – Senior executive experience in the energy marketing industry combined with a strong knowledge of Nexen’s strategy, markets, competitors, financials, operational issues and regulatory concerns.	5

Board of Directors	Independence and Board Committees

INDEPENDENCE AND BOARD COMMITTEES

The board affirmed director independence in reference to our categorical standards for director independence (categorical standards), attached as Schedule C, which were adopted in 2003 and most recently confirmed on February 15, 2007. Our categorical standards meet or exceed the requirements set out in SEC rules and regulations, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), the NYSE rules, National Policy 58-201 – Corporate Governance Guidelines, Multilateral Instrument 52-110 – Audit Committees, and applicable provisions of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

Mr. Fischer is not independent as he is President and CEO.

Mr. Saville, a director, was a senior partner of Fraser Milner Casgrain LLP (FMC), Barristers and Solicitors, Calgary, Alberta, until the end of January 2004. Since February 1, 2004, he has been counsel with the firm. FMC provided legal services to us during each of the last five years. Mr. Saville neither solicits nor participates in those services and does not receive any portion of the fees we pay to FMC. He is an independent director pursuant to our categorical standards.

Ms. McLellan, a director, has been counsel with Bennett Jones LLP (BJ), Barristers and Solicitors, Edmonton, Alberta, since June 27, 2006. BJ provided legal services to us during each of the last five years. Ms. McLellan neither solicits nor participates in those services and does not receive any portion of the fees we pay to BJ. She is an independent director pursuant to our categorical standards.

Committees (Number of Members)
	Audit [1,2]	Compensation [1,3]	Governance [1]	Finance	Reserves [4]	SESR
Name	(6)	(7)	(7)	(7)	(7)	(7)
Independent Outside Directors
Dennis G. Flanagan [5,6]
David A. Hentschel
S. Barry Jackson						Chair
Kevin J. Jenkins [5]		Chair
A. Anne McLellan, P.C.
Eric P. Newell, O.C.
Thomas C. O’Neill [5,7]	Chair
Francis M. Saville, Q.C.
Richard M. Thomson, O.C. [5]			Chair
John M. Willson					Chair
Victor J. Zaleschuk				Chair
Management Director – Not Independent
Charles W. Fischer

Notes:

1      All members of the Audit, Governance and Compensation Committees are independent. All members of the Audit Committee are independent under additional regulatory requirements for audit committee members.

2      Experience of the members of the Audit Committee that indicates an understanding of the accounting principles we use to prepare our financial statements is shown in their biographies on pages 21 to 25.

3      Composition of the Compensation Committee has changed since January 1, 2006. See page 41 for details.

4      A majority of the Reserves Committee members are independent.

5      Audit committee financial expert under US regulatory requirements.

6      Mr. Flanagan’s son is Senior Vice President, Engineering, of TriAxon Resources Ltd. (TriAxon). In 2006, TriAxon acquired a company that was party to a commodity contract and a hedge contract with a wholly-owned subsidiary of Nexen. The commodity contract was later replaced with two contracts dated effective June 1, 2006. No payments were made in 2006 under one of those contracts. For the other, however, Nexen paid approximately $4.5 million to TriAxon between July and December 2006 for products purchased at market price. Accordingly, Mr. Flanagan will not technically be independent as of July 1, 2007. Mr. Flanagan was not aware that the company acquired by TriAxon held contracts with Nexen. The board has determined that Mr. Flanagan’s intellectual independence is in no way impaired by this transaction.

7      The board has considered the circumstances of Mr. O’Neill’s service on four public company audit committees including Nexen’s. Mr. O’Neill is retired and holds neither a full nor a part-time employee position. His only commitments are to the boards and committees on which he serves. Mr. O’Neill has been a chartered accountant for more than 30 years, having joined the audit firm of Price Waterhouse (now part of PricewaterhouseCoopers LLP) in 1967. Accordingly, the board has determined that service as an audit committee member on three other public companies does not impair Mr. O’Neill’s ability to serve on our Audit Committee.

Board of Directors	Meeting Attendance

MEETING ATTENDANCE

Each member of the board is expected, but not required, to attend the AGM. In 2006, all of the directors attended the AGM.

The table below sets out board and committee meeting attendance for 2006. The overall average attendance rate was 99%. In addition, all directors attended regularly scheduled board and committee meetings held on February 14 and 15, 2007. A special Reserves Committee meeting was held on February 9, 2007, from which Mr. Newell was absent.

We have not had an executive committee of the board since July 11, 2000.

Name	Board Meetings Attended [1]		Committee Meetings Attended
Fischer [3,4]	7 of 8	86%	–	–	–
Flanagan	8 of 8	100%	6 of 6 Audit	5 of 5 Finance	20 of 20
			5 of 5 Governance	4 of 4 Reserves	100%
Hentschel	8 of 8	100%	3 of 3 Audit [2]	4 of 4 Reserves	16 of 16
			1 of 1 Compensation [2]	5 of 5 SESR	100%
			3 of 3 Finance
Jackson	8 of 8	100%	5 of 5 Audit	4 of 4 Reserves	18 of 18
			4 of 4 Compensation	5 of 5 SESR, Chair	100%
Jenkins	8 of 8	100%	5 of 5 Audit	2 of 2 Finance [2]	20 of 20
			3 of 3 Compensation, Chair	5 of 5 SESR	100%
			5 of 5 Governance
McLellan [5]	5 of 5	100%	3 of 3 Compensation	3 of 3 Finance	12 of 12
			3 of 3 Governance	3 of 3 SESR	100%
Newell [6]	7 of 8	86%	5 of 5 Finance	5 of 5 SESR	13 of 14
			3 of 4 Reserves		93%
O’Neill [6]	7 of 8	86%	6 of 6 Audit, Chair	4 of 4 Reserves	20 of 20
			3 of 3 Compensation	2 of 2 SESR [2]	100%
			5 of 5 Governance
Saville	8 of 8	100%	4 of 4 Compensation	5 of 5 Finance	19 of 19
			5 of 5 Governance	5 of 5 SESR	100%
Thomson	8 of 8	100%	6 of 6 Audit	5 of 5 Governance, Chair	20 of 20
			4 of 4 Compensation	5 of 5 Finance	100%
Willson	8 of 8	100%	3 of 3 Audit	2 of 2 Finance [2]	18 of 18
			4 of 4 Compensation	4 of 4 Reserves, Chair	100%
			3 of 3 Governance	2 of 2 SESR [2]
Zaleschuk	8 of 8	100%	1 of 1 Compensation [2]	4 of 4 Reserves	15 of 15
			2 of 2 Governance [2]	3 of 3 SESR	100%
			5 of 5 Finance, Chair

Notes:

1      There were five regularly scheduled and three special board meetings in 2006. All special board meetings were held by telephone conference call. One resolution in writing of the board was passed in 2006. A resolution in writing must be executed by all of the directors entitled to vote on a matter.

2      Some directors became, or ceased to be, committee members on April 27, 2006. See page 44 for more information.

3      Mr. Fischer is not a member of any committee of the board.

4      Mr. Fischer was absent due to a brief illness. Mr. Fischer’s meeting attendance would have been 100% if he had been able to attend.

5      Ms. McLellan joined the board on July 5, 2006.

6      The director was unable to attend a special meeting(s). If able to attend, the director’s meeting attendance would have been 100%. Directors unable to attend a special meeting were briefed in advance of the meeting on the business to be considered. The director’s views were communicated to the meeting and the director indicated agreement with the resolutions proposed and ultimately passed.

Board of Directors	Meetings Held and Sessions Without Management

MEETINGS HELD AND SESSIONS WITHOUT MANAGEMENT

At each regularly scheduled meeting and certain special meetings of the board and all committees, sessions without management are held. The Board Chair or relevant committee chair presides over these sessions. There were 37 meetings in 2006 and 35 sessions without management, and eight meetings from January 1, to March 9, 2007, all having sessions without management. The number of meetings with and sessions without management in 2006 was:

Meetings With / Sessions Without
Management in 2006
Board / Committee	Regular	Special
Board	5/5	1/3
Audit Committee	5/5	1/1
Compensation Committee	4/4	–
Governance Committee	5/5	–
Finance Committee	5/5	–
Reserves Committee	3/3	1/1
SESR Committee	5/5	–
TOTAL	32/32	3/5

DIRECTORS’ LIABILITY INSURANCE

We maintain a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of Nexen to an annual limit of US$130 million with a US$12.5 million deductible per occurrence. The cost of coverage for 2006 was approximately US$0.9 million. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2006.

DIRECTORS’ FIDUCIARY INSURANCE

Nexen maintains a fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against Nexen, our directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. This policy has an annual limit of US$25 million with a US$2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2006 was approximately US$30,000. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2006.

LOANS TO DIRECTORS

As set out in the corporate governance policy, attached as Schedule B on page 86, we do not make loans to our directors. There are no loans outstanding from Nexen to any of our directors.

DIRECTOR COMPENSATION

Director compensation includes annual retainers, meeting fees and equity-based incentive compensation in the form of deferred share units (DSUs). The compensation is intended to provide an appropriate level of remuneration considering the responsibilities, time requirements and accountability of their roles. All elements of director compensation are reviewed annually for competitiveness against a peer group of oil and gas companies, by management and then the board.

In 2003, the board adopted a policy stating that non-executive directors would no longer be granted stock options. We do not provide our non-executive directors with any form of non-equity incentive or pension compensation.

There are currently two directors, Mr. Hentschel and Mr. Zaleschuk, both former CEOs of Nexen, who are retirees in the Nexen pension plan. The pension benefit provided to those two directors is for previous service as employees.

A DSU plan was approved for the non-executive directors in 2001, as an appropriate form of equity-based compensation intended to provide a competitive long-term incentive aligned with shareowner interests.

In December 2006, all director compensation was reviewed and confirmed at the then-current levels.

Board of Directors	Director Compensation Table

DIRECTOR SUMMARY COMPENSATION TABLE

	Total		All Other	Total
Name	Fees Earned [1]	DSU Awards [2]	Compensation [3]	Compensation
Fischer [4]	–	–	–	–
Flanagan [5]	116,667	132,720	115,331	364,718
Hentschel	101,633	132,720	2,726	237,079
Jackson	116,600	132,720	2,953	252,273
Jenkins	120,200	132,720	4,411	257,331
McLellan	62,850	132,720	259	195,829
Newell	91,400	132,720	4,291	228,411
O’Neill	132,800	132,720	4,018	269,538
Saville	263,100	202,240	3,116	468,456
Thomson	120,200	132,720	5,946	258,866
Willson	116,600	132,720	4,308	253,628
Zaleschuk	103,367	132,720	2,819	238,906
TOTAL	$1,345,417	$1,529,440	$150,178	$3,025,035

Notes:

1	Includes all retainers and meetings fees, including fees paid in the form of DSUs.
2	The value of DSUs granted on December 4, 2006, based on the closing market price of Nexen common shares on the TSX on December 1, 2006 of $63.20.
3

The total value of perquisites provided to each director is less than both $50,000 or 10% of total fees, and is not included in this column. Amounts reflect life insurance premiums paid by Nexen, reinvested dividends earned in 2006 valued at the closing market price of Nexen common shares on the TSX on the payment dates, and Canexus fees as set out in note 5.

4	As an executive officer of Nexen, Mr. Fischer is not paid director fees.
5

Mr. Flanagan is the Board Chair of Canexus and was paid fees of $59,000, received deferred trust units of Canexus valued at $48,770 and distributions on his trust units of $4,806 in 2006. This amount is included in “All Other Compensation”.

DIRECTOR FEES

Annual board and committee retainers are paid quarterly, in advance, and are pro-rated for partial service, if appropriate. Directors are paid meeting fees for attending meetings either in person or by telephone conference call. Effective February 15, 2007, directors receive a travel allowance of $1,500 for travel out of province or state of residence, or for round trip travel greater than three hours to attend a company meeting. Nexen also reimburses directors for out-of-pocket travel expense.

From January 1, 2006, all non-executive directors are paid:

Annual Board Chair Retainer [1]	$150,000
Annual Board Retainer	28,100
Annual Committee Retainer (per committee)	9,100
Annual Committee Additional Chair Retainer	5,300
Annual Audit Committee Additional Chair Retainer [2]	14,400
Board and Committee Meeting Fees (per meeting attended)	1,800

Notes:

1	The total annual retainer paid to the Board Chair is $178,100 and includes the Annual Board Chair Retainer and the Annual Board Retainer.
2

The total annual retainer paid to the Chair of the Audit Committee for his service on that committee is $28,800 and includes the Annual Committee Retainer, the Annual Committee Additional Chair Retainer and the Annual Audit Committee Additional Chair Retainer.

Board of Directors	Share Ownership Guideline

2006 Retainers and Fees

			Annual
	Annual	Annual	Committee	Board	Committee		Total Fees	Total Fees
	Board	Committee	Chair	Meeting	Meeting	Total Fees	Credited in	Earned in
Name	Retainer	Retainers	Retainer	Fees	Fees	Earned	DSUs [1]	Cash
Fischer [2]	–	–	–	–	–	–	–	–
Flanagan	28,100	36,400	1,767	14,400	36,000	116,667	–	116,667
Hentschel	28,100	30,333	–	14,400	28,800	101,633	–	101,633
Jackson	28,100	36,400	5,300	14,400	32,400	116,600	116,600	–
Jenkins	28,100	36,400	5,300	14,400	36,000	120,200	–	120,200
McLellan [3]	14,050	18,200	–	9,000	21,600	62,850	62,850	–
Newell	28,100	27,300	–	12,600	23,400	91,400	91,400	–
O’Neill	28,100	36,400	19,700	12,600	36,000	132,800	–	132,800
Saville	178,100	36,400	–	14,400	34,200	263,100	–	263,100
Thomson	28,100	36,400	5,300	14,400	36,000	120,200	120,200	–
Willson	28,100	36,400	5,300	14,400	32,400	116,600	–	116,600
Zaleschuk	28,100	30,334	3,533	14,400	27,000	103,367	28,100	75,267
TOTAL	$445,050	$360,967	$46,200	$149,400	$343,800	$1,345,417	$419,150	$926,267

Notes:

1      Details of deferred share unit (DSU) holdings are set out in the table on page 33.

2      As an executive officer of Nexen, Mr. Fischer is not paid director fees.

3      Ms. McLellan is taking all fees in DSUs until her share ownership requirement is met.

SHARE OWNERSHIP GUIDELINE

The board believes it is important that directors demonstrate their commitment to Nexen’s growth through share ownership. The board-approved guideline sets out that directors are expected to own or control at least 6,000 shares (DSUs count towards share ownership) to be accumulated over three years. Specific arrangements may be made when a qualified candidate might be prevented from serving by this guideline. The guideline is reviewed from time to time. Ownership can be achieved by purchasing common shares, participating in our dividend reinvestment plan or directing retainer fees into DSUs.

All directors, except Ms. McLellan, meet the guideline. Ms. McLellan has until July 5, 2009, to meet this guideline. She is taking 100% of her fees in DSUs until she meets the requirement and currently has 4,341 DSUs that count toward her requirement.

DEFERRED SHARE UNITS

In 2001, a DSU plan was approved as an alternative form of compensation for non-executive directors. Under the plan, eligible directors may elect annually to receive all or part of their fees in DSUs, rather than in cash. A DSU is a bookkeeping entry that tracks the value of one Nexen common share. When cash dividends are paid on Nexen common shares, eligible directors are credited with additional DSUs. The number of DSUs is calculated by dividing the total amount of the dividends that would have been paid if the DSUs in the director’s account were common shares by the fair market value of a common share on the payment date. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the board, providing them with an ongoing stake in Nexen during the term of service. When the director leaves the board, payments may be made in cash or in Nexen common shares purchased on the open market, at Nexen’s option.

Grants of DSUs have been used since 2003 as equity-based compensation in place of stock option grants, which were discontinued for non-executive directors in 2003.

Board of Directors	Deferred Share Units

DEFERRED SHARE UNITS GRANTED IN 2006

		DSUs	Base Price [1]	Value of DSUs [2]
Position	Grant Date	(#)	($)	($)
Board Chair	Dec 4, 2006	3,200	63.20	202,240
Other non-executive directors	Dec 4, 2006	2,100	63.20	132,720

Notes:

1      The closing market price of Nexen common shares on the TSX on December 1, 2006.

2      Equals the number of DSUs times the base price.

TOPS EXERCISED OR EXCHANGED AND AWARDS VESTED DURING 2006

Directors are required to comply with the terms of our trading policy described on page 67. All exercises or exchanges of tandem options (TOPs) in 2006 occurred within five months of the expiry date of the options. There are no vesting provisions and, accordingly, no value realized on vesting under the DSU plan.

	TOPs Awards		Stock Awards
	Exercised or		Shares Acquired	Value
	Exchanged	Value Realized [1]	on Vesting	Realized
Name	(#)	($)	(#)	($)
Hentschel	13,000	579,215	–	–
Jackson	13,000	566,345	–	–
Thomson	19,600	1,044,974	–	–
Zaleschuk	24,000	1,255,740	–	–

Note:
1	Equals market price at the time of the exercise or exchange, minus the exercise price, as defined in the Tandem Option (TOPs) plan.

EQUITY OWNERSHIP AND CHANGES FROM MARCH 10, 2006 TO MARCH 9, 2007

	Mar 10, 2006			Mar 9, 2007			Net Change				Equity at Risk
												Multiple
	Shares	TOPs [1]	DSUs	Shares	TOPs [1]	DSUs	Shares [2]	TOPs		DSUs [3]	Value [4]	of Annual
Name	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)		(#)	($)	Retainer [5]
Fischer [6]	74,620	1,146,000	–	83,767	1,169,000	–	9,147	23,000	[7]	–	58,846,874	–
Flanagan	12,002	13,630	10,591	12,002	13,630	12,727	–	–		2,136	2,281,939	81
Hentschel	11,354	74,000	10,589	11,380	61,000	12,725	26	(13,000)	[8]	2,136	4,599,294	164
Jackson	12,000	24,000	10,813	25,000	11,000	14,753	13,000	(13,000)		3,940	3,152,932	112
Jenkins	6,154	41,000	17,088	6,166	41,000	19,244		–		2,156	3,641,663	130
McLellan	–	–	–	–	–	4,341	–	–		4,341	285,638	10
Newell	6,000	–	16,284	6,000	–	19,876	–	–		3,592	1,702,641	61
O’Neill	8,000	11,000	15,519	8,000	11,000	17,670	–	–		2,151	2,226,271	79
Saville	20,800	39,132	11,692	20,800	39,132	14,932	–	–		3,240	4,248,004	151
Thomson	46,002	111,200	22,817	46,002	91,600	26,826	–	(19,600)	[8]	4,009	9,316,743	332
Willson	14,002	3,666	16,797	14,002	3,666	18,952	–	–		2,155	2,347,402	84
Zaleschuk	31,410	144,000	10,591	31,451	120,000	13,175	41	(24,000)	[8]	2,584	8,666,391	308

Notes:

1	Total TOPs granted, vested and unexercised.
2	Additions from accumulations under dividend reinvestment plan, employee savings plan or exercise of TOPs for shares.
3	Amounts include December 4, 2006, grants of 2,100 DSUs to each non-executive director at $63.20, except for Mr. Saville who was granted 3,200 DSUs as Board Chair.
4	Reflects the market value of common shares, vested TOPs and DSUs using the closing price of Nexen shares on the TSX on March 9, 2007 of $65.80.
5	This is calculated for non-executive directors only and reflects the value of equity at risk, divided by the annual retainer amount of $28,100.
6

Mr. Fischer’s TOPs are granted as executive compensation, not director compensation. As CEO, he is required to hold Nexen equity worth three times his annual salary and currently holds equity worth 52 times his annual salary.

7	Includes 233,000 TOPs that vested, less 210,000 exercised or exchanged since March 10, 2006.
8	TOPs exchanged for a cash payment.

Board of Directors	TOPs Holdings and Value

TOPS HOLDINGS AND VALUE OF IN-THE-MONEY TOPS 1

					Vested and Unvested TOPs at Mar 9, 2007 [1]		Vested TOPs at Mar 9, 2007
	Date		Grant Price [2]	Granted [2]	Number	Value [3]	Number	Value [3]
Name	Granted	Expiry Date	($)	(#)	(#)	($)	(#)	($)
Fischer [4]	May 14, 1997	May 13, 2007	14.000	40,000	40,000	2,072,000	40,000	2,072,000
	Feb 27, 1998	Feb 26, 2008	14.150	80,000	80,000	4,132,000	80,000	4,132,000
	Dec 15, 1998	Dec 14, 2008	8.925	100,000	100,000	5,687,500	100,000	5,687,500
	Dec 14, 1999	Dec 13, 2009	13.625	140,000	140,000	7,304,500	140,000	7,304,500
	Dec 12, 2000	Dec 11, 2010	18.050	140,000	140,000	6,685,000	140,000	6,685,000
	Dec 10, 2002	Dec 9, 2007	16.965	200,000	200,000	9,767,000	200,000	9,767,000
	Dec 9, 2003	Dec 8, 2008	21.750	200,000	200,000	8,810,000	200,000	8,810,000
	Dec 7, 2004	Dec 6, 2009	25.435	300,000	300,000	12,109,500	201,000	8,113,365
	Dec 6, 2005	Dec 5, 2010	54.570	200,000	200,000	2,246,000	68,000	763,640
	Dec 4, 2006	Dec 3, 2011	63.200	275,000	275,000	715,000	–	–
TOTAL				1,675,000	1,675,000	59,528,500	1,169,000	53,335,005
Flanagan	Dec 12, 2000	Dec 11, 2010	18.050	30,000	10,000	477,500	10,000	477,500
	Dec 10, 2002	Dec 9, 2007	16.965	11,000	3,630	177,271	3,630	177,271
TOTAL				41,000	13,630	654,771	13,630	654,771
Hentschel	Dec 14, 1999	Dec 13, 2009	13.625	20,000	20,000	1,043,500	20,000	1,043,500
	Dec 12, 2000	Dec 11, 2010	18.050	30,000	30,000	1,432,500	30,000	1,432,500
	Dec 10, 2002	Dec 9, 2007	16.965	11,000	11,000	537,185	11,000	537,185
TOTAL				61,000	61,000	3,013,185	61,000	3,013,185
Jackson	Dec 10, 2002	Dec 9, 2007	16.965	11,000	11,000	537,185	11,000	537,185
Jenkins	Dec 12, 2000	Dec 11, 2010	18.050	30,000	30,000	1,432,500	30,000	1,432,500
	Dec 10, 2002	Dec 9, 2007	16.965	11,000	11,000	537,185	11,000	537,185
TOTAL				41,000	41,000	1,969,685	41,000	1,969,685
McLellan [5]	–	–	–	–	–	–	–	–
Newell [5]	–	–	–	–	–	–	–	–
O’Neill	Dec 10, 2002	Dec 9, 2007	16.965	11,000	11,000	537,185	11,000	537,185
Saville	Dec 14, 1999	Dec 13, 2009	13.625	20,000	5,502	287,067	5,502	287,067
	Dec 12, 2000	Dec 11, 2010	18.050	30,000	30,000	1,432,500	30,000	1,432,500
	Dec 10, 2002	Dec 9, 2007	16.965	11,000	3,630	177,271	3,630	177,271
TOTAL				61,000	39,132	1,896,838	39,132	1,896,838
Thomson	Dec 14, 1999	Dec 13, 2009	13.625	30,000	30,000	1,565,250	30,000	1,565,250
	Dec 12, 2000	Dec 11, 2010	18.050	45,000	45,000	2,148,750	45,000	2,148,750
	Dec 10, 2002	Dec 9, 2007	16.965	16,600	16,600	810,661	16,600	810,661
TOTAL				91,600	91,600	4,524,661	91,600	4,524,661
Willson	Dec 10, 2002	Dec 9, 2007	16.965	11,000	3,666	179,029	3,666	179,029
Zaleschuk [6]	Dec 12, 2000	Dec 11, 2010	18.050	200,000	120,000	5,730,000	120,000	5,730,000

Notes:

1	Excludes grants that have been fully exercised.
2	Grant prices and number of TOPs granted have been adjusted to account for Nexen’s share splits.
3	The difference between the market value of Nexen common shares on the TSX on March 9, 2007 of $65.80 and the grant price of the TOPs, times the number of TOPs at March 9, 2007
4	Mr. Fischer receives TOPs executive compensation, not director compensation.
5	Ms. McLellan and Mr. Newell joined the board after TOPs were discontinued for non-executive directors.
6	Mr. Zaleschuk was granted these TOPs as executive compensation, not director compensation.

Board of Directors	Director Education

DIRECTOR EDUCATION

Date (2006)	Topic	Presented / Hosted By	Attended by
Feb 16	Corporate governance and securities regulatory	John McWilliams, SVP, General Counsel and	All directors [1]
	update	Secretary
Feb 16	External environment presentation	Marvin Romanow, EVP and CFO	All directors
	– markets, oil and gas prices and economic		except Jackson
issues relating to the industry
Mar 30	Directors and Officers Insurance – latest	Institute of Corporate Directors	Flanagan
	trends and legislation affecting directors		Jenkins
Saville
Apr 26	Corporate governance and securities	John McWilliams	All directors [1]
regulatory update
Apr 26	SESR presentation – conducting business in	Dr. Randy Gossen, Division VP, SESR	Fischer
	zones of conflict		Hentschel
Jackson
Jenkins
Newell
O’Neill
Saville
Willson
Apr 26	SESR presentation – pandemic planning	Dr. Randy Gossen	Fischer
Hentschel
Jackson
Jenkins
Newell
O’Neill
Saville
Willson
Apr 26	External environment presentation	Marvin Romanow	All directors
May 8	Tougher Boards for Tougher Times	William H. Dimma (author)	Saville
Institute of Corporate Directors
May 25	Long Lake facilities tour	Gary Nieuwenburg, VP, Synthetic Crude	Fischer
Flanagan
Jackson
Jenkins
Newell
Saville
Thomson
Willson
Zaleschuk
May 31	KPMG director training	KPMG	O’Neill
June 29	Director orientation	Kevin Reinhart, VP, Corporate Planning and	McLellan
	(as part of her orientation, McLellan also	Business Development
	attended all committee meetings on July 12,	John McWilliams
	2006)	Dr. Randy Gossen
Laura de Jonge, Director, Global Business
Practices
Nancy Foster, SVP, Human Resources and
Corporate Services
Tim Thomas, Division VP, Exploration and
Production
Gary Nieuwenburg
Doug Otten, SVP, United States Oil and Gas
Tim Jeffery, General Manager, Business
Development – Africa / Middle East
Bob Black, Division VP, Energy Marketing
Marvin Romanow

Board of Directors	Director Education

Date (2006)	Topic	Presented / Hosted By	Attended by
July 12	SESR presentation – water management	Dr. Randy Gossen	Fischer
Hentschel
Jackson
Jenkins
McLellan
Newell
Saville
Zaleschuk
July 12	Buzzard presentation	Paul Doble, Division VP, Buzzard Project	All directors
July 12	Corporate governance and securities	John McWilliams	All directors [1]
regulatory update
Sep 19	Director Responsibility	National Association of Corporate Directors	Hentschel
Sep 19/20	Director Course	Canadian Institute of Chartered	O’Neill
Accountants (CICA)
Sep 28	Human resources and compensation update	Towers Perrin	Jenkins
Oct 18	Integrity Workshop - integrity, company	Laura de Jonge	O’Neill
policies, and a decision making model
Oct 24	Climate change presentation	Wishart J.S. Robson, General Manager,	All directors
		Safety and Occupational Health	except Fischer
Oct 24	Corporate governance and securities	John McWilliams	All directors [1]
regulatory update
Oct 24	External environment presentation	Marvin Romanow	All directors
except Fischer
Nov 1	Peter Dey and Board Member Independence	Institute of Corporate Directors	Jenkins
Dec 4	Corporate governance and securities	John McWilliams	All directors [1]
regulatory update
Dec 13	Integrity Workshop	Karen Schonfelder, Manager, Integrity	McLellan
Resource Centre
Dec 14	Blue Ribbon Commission Report on the	Institute of Corporate Directors	Flanagan
Governance of Executive Compensation
Jan 31, 2007	Annual integrity online education and	Nexen, online	All directors
statements of compliance

Note:

1      Report provided to all directors and presented to members of the Audit and Governance Committees.

All committees are
Committee Reports
100% independent

Audit Committee

The Audit Committee assists the board to oversee accounting and financial reporting controls, audit processes and implementing the ethics policy.

Audit and audit-related fees were 96% of total fees that Nexen paid to the independent auditors in 2006.

Financially Informed Board

To ensure the entire board has an opportunity to review and be informed of our financial condition, each director is a member of either the Audit Committee or the Finance Committee.

Compensation Committee

The Compensation Committee assists the board to oversee key compensation and human resources policies, CEO and executive compensation, and executive succession and development.

An independent consultant worked for the Committee to provide market data on CEO compensation, and analysis of the market data on compensation plans and practices.

Governance Committee

The Governance Committee assists the board to manage corporate governance, director selection, board committee appointments, and performance evaluations.

The Committee conducts an annual six-part director performance evaluation review. See page 73 for a special report on that performance evaluation.

Finance Committee

The Finance Committee assists the Audit Committee and the board to oversee financial policies and strategies, financial risk management practices, pension matters, and transactions that could materially affect Nexen’s financial profile.

During 2006, the Committee recommended quarterly dividends of $0.05 per share.

In December, the Committee reviewed and approved the financing plan for the 2007 annual operating plan.

Reserves Committee

The Reserves Committee assists the Audit Committee in overseeing the annual review of Nexen’s petroleum and natural gas reserves, and disclosure of reserves data and related oil and gas activities.

The Committee reviewed and recommended our 2007 reserves and related oil and gas disclosures to the Audit Committee and the board.

SESR Committee

The SESR Committee assists the board to oversee Nexen’s health, safety, environment, and social responsibility systems.

See page 47 for the Committee’s report on Nexen’s initiatives to address climate change.

Our committee structure provides

for a division of labour

and concentration of expertise.

COMMITTEE REPORTS

March 9, 2007

Committee Reports	Audit Committee

AUDIT COMMITTEE REPORT

T. O’Neill, Chair	D. Flanagan	B. Jackson	K. Jenkins	R. Thomson	J. Willson

The Audit Committee is directly responsible for appointing (subject to shareowner approval), compensating and overseeing the independent registered chartered accountants (IRCAs). The IRCAs are accountable to and report directly to the Committee, and understand that they must maintain an open and transparent relationship with the Committee, as representatives of the shareowners.

The Committee assists the board in overseeing internal accounting and financial reporting controls, internal and external audit processes, and implementation of the ethics policy.

Management is responsible for our internal controls and financial reporting process. The IRCAs are responsible for performing and reporting on an independent audit of our consolidated financial statements according to generally accepted auditing standards. The IRCAs also perform and report on an independent audit of our internal control over financial reporting according to the standards of the US Public Company Accounting Oversight Board. The Committee’s responsibility is to monitor and oversee these processes.

Key Activities in 2006

•                  Met separately with management and the IRCAs to review the December 31, 2006 consolidated financial statements;

•                  Discussed with the IRCAs matters required by Canadian regulators under Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants “Communications with Those Having Oversight Responsibility for the Financial Reporting Process” and by US regulators under the Statement on Auditing Standards No. 61 “Communication with Audit Committees” issued by the American Institute of Certified Public Accountants;

•                  Received written disclosures from the IRCAs required by the SEC according to the Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committees”;

•                  Based on the reviews and discussions referred to above, recommended to the board that the audited financial statements be included in Nexen’s annual report on Form 10-K;

•                  Discussed with the IRCAs that firm’s independence;

•                  Oversaw the progress of Section 404 Sarbanes-Oxley compliance activities undertaken by management and the IRCAs to report on the effectiveness of internal control over financial reporting as at December 31, 2006; and

•                  Recommended changes to the ethics policy.

Audit Partner Rotation

In compliance with applicable law, the lead audit partner of our IRCAs is replaced every five years.

Section 404 of Sarbanes-Oxley

Nexen is a voluntary filer of Form 10-K in the US and, due to this, has been required to comply with the requirements of Section 404 of Sarbanes-Oxley since December 31, 2004. During 2006, management evaluated the effectiveness of our internal control over financial reporting and concluded that it was effective as of December 31, 2006. This assessment was documented and audited by the IRCAs as part of the integrated audit of the consolidated financial statements. Their report is included in our Form 10-K.

Committee Reports	Audit Committee

Auditor Engagement

Before Deloitte & Touche LLP is engaged by Nexen or its subsidiaries to render audit or non-audit services, the engagement is approved by the Committee. All audit-related, tax and other services provided by Deloitte & Touche LLP since May 6, 2003, have been approved by the Committee.

Fees Billed by Independent Auditors

					Percentage of Total
Type of Fee	Billed in 2005		Billed in 2006		Fees Billed in 2006
Audit Fees
For the integrated audit of Nexen’s consolidated financial statements included in our annual report on Form 10-K	2,075,500	[1]	2,332,500	[2]
For the integrated audit of the consolidated financial statements of Canexus [3]	–		302,900	[4]
For the first, second and third quarter reviews of Nexen’s consolidated financial statements included in Form 10-Qs	69,000		72,000
For the first, second and third quarter reviews of the consolidated financial statements of Canexus [3]	–		45,000
For comfort letters and submissions to commissions	149,000		2,500
Total Audit Fees	$2,293,500		$2,754,900		76%

Audit-Related Fees–Nexen and Canexus [3]
For the annual audits of subsidiary financial statements and employee benefit plans	466,500		719,500
For audit-related work in connection with acquisitions and divestitures	391,000		–
Total Audit-Related Fees	$857,500		$719,500		20%

Tax Fees–Nexen and Canexus [3]
For tax return preparation assistance and tax-related consultation	234,000		84,300
Total Tax Fees	$234,000		$84,300		2%

All Other Fees	66,000	[5]	86,000	[5]	2%
TOTAL ANNUAL FEES	$3,451,000		$3,644,700		100%

Notes:

1      Consisting of $885,500 to complete the 2004 audit and $1,190,000 to commence the 2005 audit.

2      Consisting of $1,032,500 to complete the 2005 audit and $1,300,000 to commence the 2006 audit.

3      Includes fees for Canexus Income Fund, Canexus Limited Partnership and its subsidiaries.

4      Consisting of $105,000 to complete the 2005 audit and $197,900 to commence the 2006 audit.

5      Annual renewal fees for an upstream information database used in our UK office.

Committee Approval

The Committee is of the view that the provision of services by Deloitte & Touche LLP described in “All Other Fees” above is compatible with maintaining that firm’s independence.

Based on the Committee’s discussions with management and the IRCAs, and its review of the representations of management and the IRCAs, the Committee recommended that the board include the audited consolidated financial statements in Nexen’s annual report on Form 10-K for the year ended December 31, 2006.

Submitted on behalf of the Audit Committee:

Tom O’Neill, Chair	Kevin Jenkins
Dennis Flanagan	Dick Thomson
Barry Jackson	John Willson

Committee Reports	Compensation Committee

COMPENSATION COMMITTEE REPORT

K. Jenkins, Chair	B. Jackson	A. McLellan	T. O’Neill	F. Saville	R. Thomson	J. Willson

The Compensation Committee assists the board in overseeing key compensation and human resources policies, CEO and executive management compensation, and executive management succession and development. The Committee reports to the board, as set out in its mandate, and the board or independent directors give final approval to compensation matters.

Changes to Committee Membership in 2006

Messrs. Jenkins and O’Neill joined the Committee and Messrs. Hentschel and Zaleschuk left the Committee on April 27, 2006. That same date, Mr. Jenkins was appointed Committee Chair to replace Mr. Willson. Ms. McLellan joined the Committee on July 5, 2006.

Key Activities in 2006

•                  Recommended programs for employee, executive and CEO compensation, including base salary, annual cash incentive and long-term incentive programs (Tandem Option (TOPs) Plan and Stock Appreciation Rights (STARs) Plan);

•                  Oversaw payments and grants made under Nexen’s annual cash incentive, TOPs and STARs plans;

•                  Recommended to the board salaries, bonuses and grants of TOPs to executive officers;

•                  Evaluated CEO performance on short-term and long-term corporate goals and objectives, and recommended his compensation, which was approved by the independent directors of the board;

•                  Reviewed the CEO’s position description; and

•                  Recommended compensation programs in the form of retention or recognition awards for key business initiatives.

Independent Consultant

The Committee engaged Mercer Human Resource Consulting (Mercer) to provide a report of confidential market data on the CEO’s compensation, and a technical analysis of the market data in light of our compensation plans and practices. The report includes competitive compensation data from a list of peer companies, which is recommended by the independent consultant and approved by the Committee. The decisions of the Committee are their responsibility and may reflect factors other than the information and recommendations provided by Mercer.

Mercer also provided limited general employee compensation consulting services to Nexen in 2006. Specifically, Mercer provided administrative services to management related to international pension arrangements. We also participated in compensation surveys in Canada and international locations and purchased some of the published results. Management obtained Committee approval before retaining Mercer for compensation consulting work.

Fees Billed by Independent Consultant

		Percentage of Total
Type of Fee	Billed in 2006	Fees Billed in 2006
For independent assessment of CEO compensation for the Committee	$37,780	92%
For administrative services provided to management	$3,470	8%
Total Annual Fees	$41,250	100%

Committee Reports	Compensation Committee

External Recognition and Verification

Nexen was recognized for its human resource practices during 2006, including the following:

•                  Named one of the 50 Best Employers in Canada by Hewitt Associates Inc.; and

•                  Named one of Alberta’s Top 25 Employers by Mediacorp Canada Inc.

Committee Approval

The Committee has reviewed and discussed the compensation disclosure included in this document, including the information in the Board of Directors section on pages 19 through 36, in the Compensation Overview section on pages 49 through 58 and in the Executive Compensation section on pages 59 through 72, and has recommended to the board that it be included in the circular and, as appropriate, Form 10-K.

Submitted on behalf of the Compensation Committee:

Kevin Jenkins, Chair	Francis Saville
Barry Jackson	Dick Thomson
Anne McLellan	John Willson
Tom O’Neill

Committee Reports	Governance Committee

GOVERNANCE COMMITTEE REPORT

R. Thomson, Chair	D. Flanagan	K. Jenkins	A. McLellan	T. O’Neill	F. Saville	J. Willson

The Governance Committee assists the board in overseeing implementation of our corporate governance programs, recommending nominees for director appointments and evaluating the board, its committees and all individual directors and chairs, to ensure Nexen is implementing best-in-class corporate governance practices.

Principles and Systems for the Management of Corporate Governance

Nexen’s board and management are committed to best practices in corporate governance as evidenced by the Committee’s annual activities and its commitment to continuous improvement.

Our governance practices are reported in two tables in Schedule A (page 78) which set out our compliance in regard to National Instrument 58-101 – Disclosure of Corporate Governance Practices and the governance rules of the NYSE.

Key Activities in 2006

•                  Recommended changes to membership on the committee;

•                  Recommended the appointment of A. Anne McLellan, P.C. to the board;

•                  Recommended the adoption of a modified majority vote by-law for the election of directors;

•                  Recommended revisions to the corporate governance policy and external communications policy;

•                  Recommended revised mandates or position descriptions for the board, individual directors, all board committees, the chairs, CEO, CFO and Secretary; and

•                  Consulted with Dr. Richard Leblanc, Assistant Professor of Corporate Governance, York University, on the board’s performance evaluations.

Identifying Qualified Candidates for Board and Committee Appointments

The Committee reviews the make up of the board and committee appointments of all directors annually and makes recommendations to the board. The Committee considers the independence tests set out in our categorical standards, together with the skills and preferences of the directors, in making its recommendations. The board is comprised of 12 directors, which is large enough to permit a diversity of views and staff the committees, without being so large as to detract from efficiency and effectiveness. A skills matrix that sets out the various areas of expertise (see page 27) determined to be essential to ensure appropriate strategic direction and oversight is completed by all directors annually and reviewed by the Committee. The Committee’s review of board experience indicates that the current skills mix is appropriate. The skills matrix is also used to assist with board recruitment. Character and behavioural qualities, including credibility, integrity and communication skills are also taken into account when recruiting new directors.

The Committee maintains an evergreen list of potential board directors comprised of people who the Committee recommends to be asked to join the board when they are available and whose skills would complement the board.

The Committee will consider any nominee for election as a director recommended by a shareowner. See page 6 for communicating with the board.

Committee Reports	Governance Committee

In 2006, the composition of committees was revised, in part, to allow for committee chair rotation and to address shareowner concerns with former Nexen CEOs on independent committees. In addition to the changes to the Compensation Committee noted in their report, the following changes were made:

•                  Mr. Flanagan left as the Reserves Chair;

•                  Mr. Hentschel left Audit and Compensation, and joined Finance;

•                  Mr. Jenkins left as Finance Chair and joined Compensation as its Chair;

•                  Mr. O’Neill moved from SESR to Compensation;

•                  Mr. Willson left Finance and SESR, and came off as Compensation Chair; he joined Audit and Governance and became Reserves Chair; and

•                  Mr. Zaleschuk left Compensation and Governance, joined SESR, and became Finance Chair.

Performance Evaluations

The Committee conducts an annual six-part performance evaluation review during the period from October through January designed to enable the board and individual directors to examine their effectiveness and establish goals for continuous improvement. The effectiveness criteria incorporate current best practices and Nexen’s current governance documents. See page 73 for a special report on the performance evaluation process.

External Recognition and Verification

Nexen was recognized for its governance practices during 2006, including the following:

•                  Named sixth on the list of the Top 25 Boards in Canada by Canadian Business Magazine;

•                  Acknowledged by the Canadian Coalition for Good Governance for seven best practices and two innovations in shareholder communication and two best practices in compensation disclosure;

•                  Had an average 2006 global rating of 9.9 out of 10 and have a current rating of 10 from GovernanceMetrics International for governance practices and disclosure; and

•                  John McWilliams, Q.C. received the Canadian General Counsel Award for Corporate Governance.

Committee Approval

The Committee has reviewed and discussed the governance disclosure in this document and has recommended to the board that it be included in the circular and as appropriate, Form 10-K.

Submitted on behalf of the Governance Committee:

Dick Thomson, Chair	Tom O’Neill
Dennis Flanagan	Francis Saville
Kevin Jenkins	John Willson
Anne McLellan

Committee Reports	Finance Committee

FINANCE COMMITTEE REPORT

V. Zaleschuk, Chair	D. Flanagan	D. Hentschel	A. McLellan	E. Newell	F. Saville	R. Thomson

The Finance Committee assists the Audit Committee and the board in overseeing financial policies and strategies, financial risk management practices, pension matters, and transactions which could materially affect our financial profile.

Financial Policies and Strategies

One of the most significant annual responsibilities of the Committee is to review and make recommendations to the board on the financing of our annual operating plan. Our 2007 annual operating plan (AOP), including a proposed capital investment program of $2.9 billion, was approved and disclosed in December 2006, after the Committee approved the financing plan.

The Committee also makes recommendations for dividends on our common shares. Our dividend policy is reviewed regularly by the Committee. During 2006, we paid quarterly dividends of $0.05 per share.

Key Activities in 2006

•                  Regularly reviewed financing strategies, including leverage levels, liquidity levels and financing activities;

•                  Regularly reviewed our investor relations management and activities;

•                  Received regular risk management reports related to our marketing and trading operations;

•                  Received regular risk management reports detailing our key financial and business risks;

•                  Reviewed the status of our pension plans; and

•                  Reviewed our insurance program.

Transactions Affecting Nexen’s Financial Profile

The Committee regularly reviews our financial profile as well as financing options for major transactions. There were no material financing transactions during 2006.

Submitted on behalf of the Finance Committee:

Vic Zaleschuk, Chair	Eric Newell
Dennis Flanagan	Francis Saville
Dave Hentschel	Dick Thomson
Anne McLellan

Committee Reports	Reserves Committee

RESERVES COMMITTEE REPORT

J. Willson, Chair	D. Flanagan	D. Hentschel	B. Jackson	E. Newell	T. O’Neill	V. Zaleschuk

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of our petroleum and natural gas reserves and disclosure of reserves, data and related oil and gas and mining activities.

Key Activities in 2006

•                  Received regular updates on reserves-related regulatory developments;

•                  Received regular updates on projected annual reserves additions;

•                  Reviewed the continuing appointment of independent qualified reserves evaluators and their engagements for other services;

•                  Reviewed our process for determining the year-end reserves estimates, including procedures for providing information to the independent qualified reserves evaluators;

•                  Approved having at least 80% of the proved reserves assessed by independent qualified reserves evaluators; and

•                  Assessed and revised the reserves policy in light of regulatory developments and best practices.

Committee Approval

In February 2007, after meeting with management, the internal qualified reserves evaluator and each of the independent reserves evaluators (including sessions without management present), the Committee recommended approval of our annual reserves and related oil and gas disclosures to the Audit Committee and the board.

Submitted on behalf of the Reserves Committee:

John Willson, Chair	Eric Newell
Dennis Flanagan	Tom O’Neill
Dave Hentschel	Vic Zaleschuk
Barry Jackson

Committee Reports	SESR Committee

SESR COMMITTEE REPORT

B. Jackson, Chair	D. Hentschel	K. Jenkins	A. McLellan	E. Newell	F. Saville	V. Zaleschuk

The SESR Committee assists the board in overseeing the implementation of programs for the management of health, safety, environment and social responsibility to ensure Nexen continues to institute best-in-class practices.

The Committee encourages, assists and counsels management in maintaining and improving performance.

Key Activities in 2006

•                  Met regularly with management to review overall SESR performance and statistics;

•                  Reviewed the draft sustainability report;

•                  Regularly reviewed our SESR risk management activities; and

•                  Received regular detailed security reviews.

Special Presentations

The Committee also receives presentations from time to time on various topics so that members are aware of emerging issues and trends. In 2006, issues emphasized included:

•                  Nexen’s readiness plans in the event of a pandemic flu outbreak;

•                  Water management issues affecting upstream industry in Canada and internationally; and

•                  Climate change, including Canadian and European Union / UK legislation, carbon storage initiatives and the growing global carbon trading market.

Corporate Social Responsibility

The Committee oversees Nexen’s commitment to corporate social responsibility. More details on Nexen’s current activity will be set out in the 2006 sustainability report that will be available later this year. The 2005 sustainability report is available at www.nexeninc.com.

Climate Change

Nexen closely monitors new policy developments on climate change in the rapidly evolving Canadian political environment. Despite current uncertainty, Nexen continues to seek greenhouse gas emission reductions in our operations through techniques such as vent gas capture. This technique has already enabled us to greatly reduce our emissions of methane – a gas which has 21 times the greenhouse effect of carbon dioxide (CO2).

Nexen is committed to engaging stakeholders on this issue, investing in emissions reduction research and generating carbon offsets. We joined with five anchor partners to research the possibility of a large-scale CO2 capture, transportation and storage network and committed $1 million (over five years) to a research program at the University of Calgary, which among other objectives, will develop remote monitoring technologies for CO2 storage reservoirs.

In 2006, Nexen launched its first wind power project at Soderglen Ranch in Alberta. The joint venture project with GW Power Corporation involves the building of 47 wind turbines with a total capacity of 70 megawatts – enough power to supply 50,000 homes.

Committee Reports	SESR Committee

SESR Management System

Nexen has an integrated SESR management system that provides a framework for business units to comply with regulatory requirements and accepted industry best practices. The system, made up of the 11 elements listed below, helps set standards for managing SESR risks and opportunities. These standards are used by the Committee and by Nexen’s board to asses compliance and performance.

•                  Management and leadership

•                  Regulatory compliance

•                  Hazard and management

•                  Social responsibility and integrity management

•                  Emission, waste and environmental liability management

•                  Documentation and procedure management

•                  Training and awareness

•                  Communication and public consultation

•                  Emergency response

•                  Incident reporting, investigation and follow-up

•                  Continuous improvement

External Recognition and Verification

Nexen was recognized for its SESR performance during 2006, as follows:

•                  Continued inclusion in the Dow Jones Sustainability Index;

•                  Continued inclusion in the Jantzi Social Index and ranked third out of 23 oil and gas companies in the Jantzi–sponsored study of environmental and social performance;

•                  The UK Buzzard project won the BG Group’s Chairman’s Award for Safety;

•                  Nexen Petroleum U.S.A. Inc. received the 2005 Safety Award for Excellence from the U.S. Minerals Management Service;

•                  Our 2005 sustainability report won the Award of Excellence from the Canadian Institute of Chartered Accountants; and

•                  Dr. Randy Gossen, Division VP, SESR, was appointed as Special Advisor to the United Nations Global Compact initiative.

Submitted on behalf of the SESR Committee:

Barry Jackson, Chair	Eric Newell
Dave Hentschel	Francis Saville
Kevin Jenkins	Vic Zaleschuk
Anne McLellan

Our compensation

Compensation Overview	is aligned, fair,

and competitive

Compensation Objectives

Our overall goal is to provide total compensation for experienced, top-performing employees between the 50th and 75th percentile compared to peer companies. Nexen’s position is reviewed annually.

See page 51 for details.

Key Elements

Key elements of our compensation are: fixed base salaries and variable annual cash incentives in the short-term; and TOPs and STARs as long-term incentives.

See page 51 for details.

Annual Cash Incentives

Annual incentives provide cash compensation tied to achieving specific objectives within a one-year period. Individual awards reflect overall Nexen and individual performance, and market competitiveness.

See page 53 for our 2006 balanced scorecard.

2006 Incentive Targets

At least 70% of the compensation of our SVPs, CFO and CEO is at risk through annual cash incentives and long-term incentives.

See page 52 for more details.

Share Ownership Guidelines

To demonstrate their commitment to Nexen, all executives are expected to, and do, hold shares equaling a multiple of their annual salary. The CEO, Charlie Fischer, is required to hold Nexen equity worth three times his annual salary. He currently holds Nexen equity worth 52 times his annual salary.

See pages 54 and 67 for details.

Long-Term Incentives

The board believes employees’ interests should be aligned with the interests of our shareowners. The long-term incentive program includes the TOPs and STARs plans. The number of TOPs and STARs granted in the last three years has decreased overall and the number of TOPs granted to executive officers is less than 16% of total grants. Common shares reserved for issue under the TOPs plan are less than 6% of our outstanding shares, and common shares issued upon exercise of TOPs in 2006 were less than 850,000.

See page 55 for details.

Benefit and Pension Plans

Nexen provides a variety of benefit and pension plans to support the health and well-being of its employees, and to encourage retirement savings. Executives participate in the same plans as employees at the same location. Retirement benefits for executives are described in this report.

See page 56 for details.

Loans to Officers

Nexen does not make loans to its officers.

See page 58 for more detail.

Our compensation and benefit plans, and

compensation philosophy and objectives, are

the same for employees and executive officers.

COMPENSATION OVERVIEW

March 9, 2007

Compensation Overview	Compensation Disclosure

COMPENSATION DISCLOSURE

We are committed to best practices in corporate governance, disclosure and transparency. This discussion of compensation practices at Nexen is intended to provide a clear understanding of our compensation objectives and programs. For 2006, we are providing compensation disclosure that will comply with the requirements of the Canadian Securities Administrators. As a foreign private issuer in the US, we are not required to disclose compensation in accordance with the SEC rules issued in 2006. We have, however, complied with the spirit of those rules where possible without compromising required Canadian disclosure.

COMPENSATION PHILOSOPHY

Nexen’s policies and practices for executive compensation are linked to its strategic business objectives, including increasing shareowner returns. Within that framework, the overall philosophy is to compensate executives based on performance, at a level competitive with our peers, and in a manner designed to attract and retain a talented leadership team focused on managing Nexen’s operations, finances and assets.

Our compensation programs are designed to meet performance and competitiveness objectives. To ensure pay-for-performance, rewards are directly linked to planned performance for Nexen and its divisions. Individual performance and contribution are considered in determining awards. Measures are aligned with financial and non-financial goals and shareowner interests.

We use independent compensation surveys to benchmark the competitiveness of our compensation practices to peers, primarily major Canadian oil and gas companies and, where relevant, marketing companies. The peer group includes energy companies with whom we compete for talent. Nexen’s programs provide responsiveness to changes in the market. We also aim for simplicity in our compensation programs to support communication and employee understanding of the value of the various components. Programs provided for the executives are generally consistent with those provided to all employees in the same location. Where certain programs, such as perquisites, are only provided to executives or senior management, it is reflective of competitive practice and particular business needs and objectives.

In determining base salary, annual cash and long term incentives for executive officers, the Compensation Committee considers individual’s performance and recommendations from the CEO and CFO for their respective direct reports, in the context of market data provided by management. The Committee recommends all payments and grants for executive officers to the board or independent directors for approval.

COMPENSATION OBJECTIVES

Our compensation programs include three components: base salary, annual cash incentive and long-term incentive. We assess total compensation and consider the competitiveness of each component, both individually and in the aggregate. The overall goal is to provide total compensation for experienced, top-performing employees between the 50th and 75th percentile as compared to peer companies. Nexen’s position is compared against the peer market annually.

Key Elements of Compensation

Component	Type of Compensation	Element	Form	Performance Period
Fixed	Annual	Base Salary	Cash	1 Year
Variable	Annual	Annual Cash Incentive	Cash	1 Year
Variable	Long-Term	Long-Term Incentive	TOPs and STARs	Greater than 1 Year

Pay Mix

Nexen’s compensation programs are designed to meet both performance and competitiveness objectives, rather than a fixed pay-mix target. As a result, actual pay levels will vary from year to year. In general, the target mix between the compensation elements is designed to provide the majority of compensation to the executive officers in the form of at-risk pay to ensure alignment with shareowners. The annual cash incentive program is designed to reward delivery of results against pre-defined measures within a short time frame. Long-term incentives reward the sustained performance of Nexen as seen in share price appreciation. The actual mix between the compensation elements varies, depending on the ability of the executive to influence short-term and long-term business results, the level and location of the executive, and competitive local market practices. The

Compensation Overview	Target Weightings

level of compensation is determined considering the competitive position of each element of compensation on its own, as well as the aggregate of all elements, relative to competitive market data.

TARGET WEIGHTINGS FOR COMPENSATION ELEMENTS

		At-Risk Compensation [1]
Position	Base Salary	Annual Cash Incentive	Long-Term Incentive
CEO	20%	15%	65%
CFO	25%	20%	55%
Senior VPs	30%	20%	50%

Note:

1      Reported as a percentage of total compensation, excluding benefits, pension and perquisites.

BASE SALARIES

Nexen maintains a framework of job levels based on internal comparability and external market data to determine base salaries. Base salaries are determined within that framework, considering the individual’s current and sustained performance, skills and potential. Base salaries are reviewed annually against competitive data from our peer group.

ANNUAL CASH INCENTIVES

Annual incentives provide cash compensation that is at risk and dependent upon the achievement of specific business and operating objectives within a one-year period. Individual awards are intended to reflect a combination of overall Nexen and individual performance, along with market competitiveness. Annual incentive awards are typically within a range of 0% to 200% of targeted amounts.

2006 Annual Incentive Targets 1

Position	Minimum	Target [2]	Maximum [3]
CEO	0%	75%	150%
CFO	0%	60%	120%
Senior VPs	0%	60%	120%

Notes:

1      Reported as a percentage of base salary.

2      Approved by the board effective January 1, 2006.

3      Target at 200%.

The board, at the recommendation of the Compensation Committee, determines the total cash available for annual cash incentives after reviewing Nexen’s annual financial and non-financial incentive measures. The measures in the following balanced scorecard are commonly–used metrics in our industry, and are assessed by the Committee in the context of our overall performance and performance relative to peers. The Committee may increase or decrease the total cash available for these awards based on their assessment.

Compensation Overview	Annual Incentive Measures

2006 ANNUAL INCENTIVE MEASURES (BALANCED SCORECARD)

Financial Performance Measures (50%)

Measure		Actual Results	Results versus Target
•	Cash flow (25%)	Cash flow was $2,669 million	Exceeded target
•	Net income (25%)	Net income was $601 million	Below target

Key Qualitative and Quantitative Performance Measures (50%)

Measure	Results versus Target
Overall Business Measures
• Annual stock performance • Annual relative stock performance • Employee recordable injury index rate • Gross corporation G&A • Net G&A

The board, at the recommendation of the Compensation Committee, determined that:

•      three of the measures exceeded target, including our annual stock performance with a return of 16% versus a target of 12%; and

•      two were below target.

Growth and Investment Measures
• Realized oil equivalent price • Exploration and development project portfolio: Risked • Reserve replacement costs: Proved • FD&A costs: Proved • Recycle ratio • Reserve life index

The board, at the recommendation of the Compensation Committee, determined that:

•      three of the measures exceeded target, including reserve life index of 13.2 years versus a target of 12.3 years; and

•      three were below target.

Operational Measures
• Production volumes • Operating costs per unit • Net oil and gas G&A • Net oil and gas G&A per unit • Product netback • Major environmental incidents

The board, at the recommendation of the Compensation Committee, determined that:

•     two of the measures exceeded target, including operating costs of $8.77 per barrel of oil equivalent (boe) versus a target of $8.86 per boe;

•     one measure, major environmental incidents of zero, met target; and

•     three were below target, including production volumes of 212,000 boe per day versus a target of 234,000 boe per day.

The total cash available for annual incentives is distributed to employees, including executives, on the basis of individual performance. Eligibility for awards is defined by individual target award levels that increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of employees. The program is reviewed annually to ensure we continue to attract, motivate, reward and retain the high-performing and high-potential employees needed to achieve our business objectives, while demonstrating long-term fiscal responsibility to shareowners. Consistent with industry practice, we have a profit sharing arrangement as the annual incentive program for our marketing group. None of the named executive officers (NEOs) participate in the profit sharing arrangement. The Compensation Committee recommends the program for all employees, including executives, to the board for approval.

If, as a result of misconduct, the incentive measures above were restated in a way that decreased the awards, the CEO and CFO would reimburse Nexen proportionately as required by law.

Compensation Overview	Share Ownership Guidelines

SHARE OWNERSHIP GUIDELINES

All officers, except Assistant Secretaries, are required to demonstrate their commitment to Nexen through share ownership under the following board-approved guidelines. The period to accumulate shares is five years from date of appointment, and share ownership includes the net value of exercisable options or TOPs, flow-through shares, shares purchased and held within the Nexen employee savings plan and any other personal holdings. All executives hold the required number of shares directly or through the net value of their exercisable options or TOPs. See page 67 for the current share ownership equity at risk as a multiple of salary of each NEO. The guidelines are reviewed from time to time.

Position	Required Share Ownership
CEO	Three times annual salary
CFO	Two times annual salary
Other Executive Officers	One times annual salary

LONG-TERM INCENTIVES

The board believes employees should have a stake in Nexen’s future and their interests should be aligned with those of shareowners. Those officers and employees whose actions can most directly impact business results, participate in Nexen’s long-term incentive program (the TOPs and STARs plans). These plans are Nexen’s only equity-based compensation for executives. In addition, Nexen encourages employee purchases of Nexen shares in their savings plan by matching employee contributions in Canada up to specified limits.

Both the TOPs and STARs plans are intended to provide employees with long-term incentive for continued high performance, commitment to Nexen and, most importantly, alignment with the interests of our shareowners. As Nexen’s share price rises, grants increase in value. As equity-based plans, the value realized by employees is directly related to changes in Nexen’s share price and shareowner interests. If Nexen’s share price falls below the exercise price of a grant, the grant ceases to have value until the share price rises above that level.

Effective July 1, 2004, the shareowners approved modifying Nexen’s stock option plan to a TOPs plan, which allows employees to exchange their TOPs for a cash payment equal to the difference between the pre-defined exercise price and the closing market price on that day, instead of exercising them for shares. No shares are issued when employees exchange their TOPs for a cash payment, which prevents further shareowner dilution over time, and provides a Canadian income tax deduction to Nexen. The TOPs plan also provides employees with the option to buy Nexen shares at a set exercise price at some future date, subject to vesting and expiry terms. These shares may be held or sold at any time. TOPs do not provide employees the right to vote the shares that are subject to the plan. The TOPs plan is Nexen’s only equity-based compensation arrangement for the purposes of disclosure requirements.

Under the TOPs plan, the board, on the recommendation of the Compensation Committee, may grant TOPs to Nexen officers and employees. Options granted before February 2001 have a term of ten years; 20% of the grant vested after six months and 20% vested each year for four years on the anniversary of the grant. In February 2001, the board approved an amendment providing that each option granted has a term of five years and vests one-third each year over three years.

Generally, if a change of control event occurs (as defined in the TOPs plan), all issued but unvested options will vest. Additional information on the TOPs plan is set out in Schedule E on page 97.

The STARs plan, introduced in 2001, provides a cash payment to participants equal to the appreciation in Nexen’s share price between the date the STARs are granted and the date they are exercised. For employees below mid-level department managers, STARs are typically granted instead of TOPs. STARs grants have a five-year term and vest one-third in each of the first three years on the anniversary date of the grant.

The long-term incentive program is reviewed annually for competitiveness with our peer group. Market information on options and other forms of long-term incentives, along with the dilutive impact of the program on shareowners, are considered to determine the number of TOPs and STARs granted. Market information is also used to determine the form of long-term incentives and the extent to which employees at different levels participate in the program. Management and the Compensation Committee have considered alternative long-term incentive programs used by our peers, including full-value plans such as DSUs, restricted share units and performance-based stock options. At this time, the current long-term

Compensation Overview	Long-Term Incentives

incentive program has been determined to best meet Nexen’s objectives, considering competitive position, retention value, tax effectiveness for our employees and Nexen, shareowner interests, and dilution levels.

Grant Date and Exercise Price

Grants are provided under the TOPs and STARs plans to employees, including executives, during the annual grant process and at the time of hiring key positions. Since 1998, the annual grants have occurred at the December board meeting. Grants for new hires may be approved by the CEO and typically occur shortly after the hire date. Under the plans, the exercise price is the closing market price of Nexen’s common shares on the relevant stock exchange (TSX for Canadian-based employees or NYSE for US-based employees) on the day before the grant is approved. Accordingly, backdating is not allowed. Nexen does not spring-load grants – that is, grants are not intentionally timed to occur immediately prior to the release of material information. The exercise price of existing TOPs or STARs may not be reduced except for automatic adjustments under the plans (i.e. on share splits) or in accordance with TSX rules.

Grants in the Last Three Years

The focus in 2006 was on providing awards to employees in recognition of high performance, future potential within Nexen and retention risk.

			Percentage	Total
	Granted to	Granted	of Employees	Number
Year	Executive Officers	to Employees	Receiving Grants	Granted
TOPs
2006	740,000	1,660,500	7%	2,400,500
2005	592,000	2,799,500	20%	3,391,500
2004 [1]	1,022,000	3,202,400	11%	4,224,400
STARs
2006	–	2,254,300	51%	2,254,300
2005	–	1,443,050	39%	1,443,050
2004 [1]	–	2,608,900	34%	2,608,900

Note:

1      Numbers of TOPs and STARs granted have been adjusted to account for Nexen’s two-for-one share split in May

Options Outstanding and Shares Reserved for Issue

The total TOPs granted and shares reserved for issue under Nexen’s equity-based compensation programs, plus total STARs granted (even though STARs are not dilutive), will not exceed 10% of our total outstanding shares on a non-diluted basis. In practice, Nexen limits the annual grants of TOPs and STARs to less than 2% of total outstanding shares on a non-diluted basis.

March 9, 2007 TOPs Plan Information

Common Shares	Common Shares Reserved	Total Common Shares
Authorized for Issue	for Future Options	Authorized and Reserved
14,204,573 (5.4%)	1,510,479 (0.6%)	15,715,052 (6%)

2006 TOPs Plan Exercises and Exchanges

Total Exercised or Exchanged	Exercised for Shares (Percentage)	Exchanged for Cash (Percentage)
2,367,993	846,551 (36)%	1,521,442 (64%)

Compensation Overview	Benefit and Pension Plans

BENEFIT AND PENSION PLANS

Nexen provides a variety of benefit and pension plans to support the health and well-being of its employees, and to encourage retirement savings. The plans are reviewed from time to time to ensure they remain competitive and continue to meet our objectives. Market survey data is reviewed to ensure the plans provide benefits between the 50th and 75th percentile of plans within our peer group of companies. Executives participate in the same plans provided to all employees at the same location.

Disclosure in this document is specific to the Canadian and US plans in which the NEOs participate. Nexen provides a variety of other benefit and pension plans outside of Canada and the US that reflect local market practices.

Health and Welfare Benefits

Nexen employees are provided benefit plans designed to protect their health and that of their dependents, and to cover them in the event of disability or death. Under the North American flexible benefits plan, employees choose the level of coverage that best fits their needs. Those who select enhanced coverage levels are required to contribute to the cost of that coverage.

Employee Savings Plan

Nexen employees have the opportunity to save for short- or long-term needs in the employee savings plan. Through payroll deductions, all eligible Canadian employees may contribute any percentage of their base salary to purchase Nexen common shares, mutual fund units or a combination of both. Nexen matches employee contributions up to 6% of base salary. The extent of matching is based on the investment option and the employee’s length of participation in the plan. All Nexen contributions are invested in our common shares purchased on the open market and vest immediately. Canadian employee and employer contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in their employee savings plan.

The employee savings plan in the US is intended to qualify under Section 401(a) and 501(a) of the Internal Revenue Code. Nexen matches employee contributions up to 6% of eligible compensation. Nexen’s matching contribution is provided in cash, which vests immediately.

Defined Benefit Pension Plan (Canada)

Under this registered plan, participants contribute 3% of their regular gross earnings, up to a plan maximum. On retirement, participants are entitled to receive a benefit equal to 1.8% (1.7% for years prior to 2005) of their average earnings for the 36 highest-paid consecutive months during the ten years before retirement, multiplied by the number of years of credited service. The plan is integrated with the Canada Pension Plan (CPP) to provide a maximum offset of one-half of the prevailing CPP benefit.

Pension benefits earned prior to January 1, 1993, may be indexed at the discretion of management’s pension committee, considering increases in the consumer price index. Pension benefits earned after December 31, 1992, are indexed annually at an amount between 0% and 5% and equal to the greater of:

•      75% of the increase in the Canadian consumer price index, less 1%; and

•      25% of the increase in the Canadian consumer price index.

Effective January 1, 2005, the plan was amended to permit participants to periodically switch between the defined benefit pension plan and defined contribution pension plan at different stages in their career. In addition, the defined benefit plan’s accrual formula increased from 1.7% to 1.8% for participation after January 1, 2005 as stated above. Plan participants have an opportunity to further increase their defined benefit accrual formula on a go-forward basis, from 1.8% to 2%. Employees who choose this option must contribute an additional 2% of pensionable earnings up to an allowable maximum under the Canadian Income Tax Act. The maximum employee contribution allowed under Nexen’s plan in 2006 was $10,200.

Compensation Overview	Benefit and Pension Plans

Executive Benefit Plan (Canada)

The executive benefit plan provides supplemental retirement benefits for Canadian participants who have earned a retirement benefit in excess of the statutory limits. This supplemental benefit provides employees with the opportunity to accrue a pension that is aligned with their final earnings level and also ensures competitiveness within our market. Benefits that accrue under this plan are similar to the underlying registered pension plan formula for the defined benefit pension plan, which provides for benefits of 1.7% for credited service prior to 2005 and 1.8% or 2% for credited service after that. For executive officers, annual cash incentive payments during the last three years of participation in this plan are included for benefit accrual purposes. For annual cash incentives, the pension benefit is accrued on the lesser of target bonus or actual bonus paid, averaged over the final three years of participation. In 2006, all Canadian executive officers participated in the defined benefit pension plan.

The pension expense for this plan is determined and recognized annually. Benefits payable for the year are paid from the cash flows generated by Nexen’s general operating revenues and reduce the related pension liability. As liabilities under this plan are not funded outside of Nexen, a level of protection is provided to participants through a letter of credit. The letter of credit basically makes participants secured creditors up to the aggregate value of the letter of credit. This is separate from the protection of benefits in the registered defined benefit pension plan, which is funded by a pension trust. The cost of servicing the letter of credit for the executive benefit plan for all executive officers and employee participants in 2006 was $465,178.

At December 31, 2006, as indicated in the notes to our financial statements, Nexen’s supplemental pension plan’s accumulated benefit obligation (the projected benefit obligation, excluding future salary increases) for the executive benefit plan was $35 million and the projected benefit obligation was $53 million. The projected benefit obligation is an estimate based on contractual entitlements that may change over time. The method used to determine this estimate will not be identical to the method used by other issuers and, as a result, the figures may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were a discount rate of 5% per year, a long-term compensation rate increase of 4% per year, and an expected average remaining service life of ten years.

Effective January 1, 2005, the executive benefit plan was amended to provide a supplemental pension allocation for defined contribution pension plan participants who are affected by annual statutory contribution limits. In 2006, the supplemental allocation for eligible participants was $29,979 and the supplemental allocation for eligible participants is estimated to be $35,000 in 2007.

Defined Contribution Pension Plan (US)

Under this qualified retirement plan, Nexen provides participants with a contribution of 6% of eligible compensation up to the social security wage base and 11.5% of eligible compensation that exceeds the social security taxable wage base. For 2006, the maximum amount of contributions permitted by legislation to the qualified defined contribution plans was US$20,119 per participant. Employees are not permitted to contribute to the plan. Investment decisions are made by the employee from a variety of mutual funds. The contributions vest after two years of service. This plan is intended to be an Employee Retirement Income Security Act (ERISA) 404(c) plan. In 2006, there was one NEO participating in this US plan.

Non-Qualified Restoration Plan (US)

This plan is an unfunded and non-qualified deferred compensation arrangement that provides deferred compensation benefits to a select group of management or senior employees. The returns in this plan reflect the returns on the investments selected by the employee in the defined contribution pension plan (US). The plan is established and maintained by Nexen for the purpose of providing retirement benefits in excess of applicable legislative limits, and is intended to comply fully with Section 409A of the Internal Revenue Code.

Compensation Overview	Fiduciary Insurance

FIDUCIARY INSURANCE

Nexen maintains a fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against Nexen, its directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. This policy has an annual limit of US$25 million with a US$2.5 million deductible for an indemnifiable occurrence and no deductible for a non-indemnifiable occurrence. The cost of coverage for 2006 was approximately US$30,000.

OFFICERS’ LIABILITY INSURANCE

Nexen maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of US$130 million with a US$12.5 million deductible per occurrence. The cost of coverage for 2006 was approximately US$0.9 million.

LOANS TO OFFICERS

As set out in the corporate governance policy, attached as Schedule B on page 86, Nexen does not make loans to its officers. There are no loans outstanding from Nexen to any of its officers.

Transparent disclosure

Executive Compensation	of payments

to executives

Named Executive Officers

Charlie Fischer	President and CEO
Marvin Romanow	Executive VP and CFO
Doug Otten	SVP, US Oil and Gas
Larry Murphy	SVP, International Oil and Gas
Roger Thomas	SVP, Canadian Oil and Gas

Summary Compensation

See page 63 for details of total compensation for all of the NEOs.

President and CEO Compensation

The CEO’s target total cash compensation is competitive within the range of our oil and gas peer group. His 2006 annual cash incentive of $1,300,000 was based on Nexen’s performance.

See page 64 for details.

CEO Three-Year Look–Back

Nexen’s market capitalization went from $6 billion in 2004 to $17 billion in 2006, increasing by 283%. The CEO received total compensation of $22,288,385 during the 3-year period of 2004 through 2006.

See page 64 for details.

TOPs Tables

The total value of equity at risk for Charlie Fischer was $59,947,969 and for all of the other NEOs was $103,650,397.

See page 65 for TOPs granted and exercised in 2006 and page 66 for TOPs holdings.

Equity Ownership

The executive officers’ equity ownership far exceeds the minimum requirement guidelines. The CFO, for example, holds 36 times as much equity as required by his guideline.

See page 67 for details.

Trading in Company Securities

Our trading policy is in place to prevent insider trading with an accompanying program to remind all employees of the confidential information they may have from time to time.

See page 67 for details.

Pension Plan Tables

The total change in pension benefit obligations from December 31, 2005 to December 31, 2006 for the NEOs was $5,076,200.

See page 69 for details.

All Other Compensation

Executives participate in the same benefit and pension plans provided to all other employees at the same location. Executives receive a car allowance which provides direct monetary value that is not provided to other employees.

See page 70 for details.

Change of Control Agreements

The total cost to Nexen if a change of control event occurred on December 31, 2006 for the payments to NEOs was estimated to be $46,337,622.

See page 71 for details.

Share Performance Graph

Nexen shares outperformed all of the S&P/TSX Energy Sector, Oil and Gas Exploration and Production, and Composite indices in 2006 by 23% or more. The shares have increased in value by 313% in the last five years.

See page 72 for details.

Senior management is accountable

for Nexen’s results and is

paid for performance.

EXECUTIVE COMPENSATION

Executive Compensation	Named Executive Officers

NAMED EXECUTIVE OFFICERS

Named executive officers are the CEO, CFO and the next three highest paid officers.

Charles W. Fischer President and CEO Calgary, Alberta, Canada

Charlie Fischer, 56, is President and CEO. Formerly, he was EVP and COO responsible for conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. He joined Nexen in 1994 following service with Dome Petroleum Ltd., Hudson’s Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Charlie graduated from the University of Calgary with a Bachelor of Science degree in Chemical Engineering in 1971 and a Masters Degree in Business Administration, Finance in 1982. He was awarded an Honourary Doctorate of Laws degree from the University of Calgary in 2004.

Marvin F. Romanow Executive Vice President and CFO Calgary, Alberta, Canada

Marvin Romanow, 51, is EVP and CFO. Prior to this, he held a variety of finance positions at Nexen, beginning as VP and CFO in June, 1997.

He has 25 years experience in the oil and gas industry and, before coming to Nexen, was with Wascana Energy Inc. He held senior positions in engineering, operations, finance and planning with Amoco Canada and Dome Petroleum.

Marvin holds a Master of Business Administration degree and a Bachelor of Engineering degree with Great Distinction, both from the University of Saskatchewan.

Douglas B. Otten Senior Vice President, US Oil and Gas Dallas, Texas, United States

Doug Otten, 64, is SVP, US Oil and Gas and has served as President of Nexen Petroleum U.S.A. Inc., (our US oil and gas operating subsidiary), since 1987. He has been with the US operations since 1977, holding a number of senior positions.

Before joining Moore McCormack Energy, Inc., which became our US division when we acquired it in 1987, Doug spent eight years with Kerr-McGee Corporation and three years with Continental Oil Company in various engineering positions.

Doug is a graduate of Texas A&M University and holds a Bachelor of Science degree in Petroleum Engineering. He is a Registered Professional Engineer in Texas and Louisiana.

Executive Compensation	Named Executive Officers

Laurence Murphy Senior Vice President, International Oil and Gas Calgary, Alberta, Canada

Larry Murphy, 55, is SVP, International Oil and Gas. Prior to this, he was VP of the international division and served as President of our international operating subsidiary. Mr. Murphy has been with Nexen since 1986 in a variety of positions in Canadian operations, corporate planning and the international division.

Larry has a Bachelor of Science Degree in Mechanical Engineering from University College, Dublin, Ireland.

Roger D. Thomas Senior Vice President, Canadian Oil and Gas Calgary, Alberta, Canada

Roger Thomas, 54, is SVP, Canadian Oil and Gas. He has been in this position since January 1998. Since joining Nexen in 1978, he has held a variety of positions including business manager, specialty chemicals, division VP, oil and gas marketing and division VP, corporate planning.

Roger attended both the University of Toronto and York University, graduating in 1974 with a Bachelor of Arts degree in Economics / History. He is a graduate of the Executive Program at the University of Michigan.

Other officers include:

John B. McWilliams, QC	Senior Vice President, General Counsel and Secretary

Nancy F. Foster	Senior Vice President, Human Resources and Corporate Services

Gary H. Nieuwenburg	Vice President, Synthetic Crude

Kevin J. Reinhart	Vice President, Corporate Planning and Business Development

Una M. Power	Treasurer

Michael J. Harris	Controller

Rick C. Beingessner	Assistant Secretary

Sylvia L. Groves	Assistant Secretary

Executive Compensation	Named Executive Officers

COMPENSATION EXCHANGE RATE

The exchange rate used to convert US dollars to Canadian dollars is the average exchange rate for 2006 of $1.1352. Unless otherwise noted, all figures are in Canadian dollars.

SUMMARY COMPENSATION TABLE

The compensation for the CEO, CFO and the next three highest paid officers is provided. The determination of the next three highest paid officers is based on the sum of salary, special bonus and non-equity cash incentive compensation.

		Annual			Long-Term		Other
				Non-Equity			Changes in
			Special	Cash Incentive	TOPs	TOPs	Pension	All Other	Total
Name and		Salary	Bonus [1]	Compensation [2]	Awards [3]	Awards [3]	Obligations [4]	Compensation [5]	Compensation
Principal Position	Year	($)	($)	($)	(#)	($)	($)	($)	($)
Fischer,	2006	1,150,000	500,000	1,300,000	275,000	5,010,654	1,673,800	101,721	9,736,175
President and	2005	975,000	300,000	1,500,000	200,000	3,110,490	879,300	91,464	6,856,254
CEO	2004	847,917	450,000	900,000	300,000	1,983,930	1,430,000	84,109	5,695,956
Romanow [6],	2006	528,000	—	402,000	80,000	1,457,645	534,800	111,973	3,034,418
EVP and CFO	2005	486,000	175,000	590,000	62,000	964,252	176,300	83,457	2,475,009
	2004	462,500	200,000	350,000	114,000	753,893	346,000	47,569	2,159,962
Otten [7], SVP,	2006	439,716	—	326,938	55,000	990,017	—	100,303	1,856,974
US Oil and Gas	2005	423,489	—	430,154	50,000	815,163	—	95,461	1,764,267
	2004	438,005	—	227,763	80,000	572,827	—	111,291	1,349,886
Murphy, SVP,	2006	455,000	300,000	342,000	65,000	1,184,336	580,800	47,611	2,909,747
International	2005	405,000	—	410,000	50,000	777,623	141,300	38,339	1,772,262
Oil and Gas	2004	385,500	300,000	205,000	80,000	529,048	104,000	43,620	1,567,168
Thomas, SVP,	2006	445,000	—	336,000	65,000	1,184,336	735,800	46,986	2,748,122
Canadian Oil	2005	394,250	200,000	400,000	50,000	777,623	167,300	44,673	1,983,846
and Gas	2004	373,250	—	200,000	80,000	529,048	87,000	37,191	1,226,489

Notes:

1                  Special discretionary award(s) earned in the year shown. For 2006, the board approved a special bonus for Mr. Fischer and Mr. Murphy for the success of Buzzard.

2                  Reflects the value of awards earned in each year under Nexen’s annual cash incentive program. The awards are paid to the executives in the following calendar year.

3                  Reflects the fair market value under the Black-Scholes pricing model of TOPs granted in the year as described in the TOPs Table on page 65.

4                  Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

5                  The total value of perquisites provided to each NEO is less than both $50,000 or 10% of their total annual salary plus bonus and is not included in this column. Reflects Nexen’s contributions to the employee savings plan, defined contribution pension plan (US), car allowance and life insurance premiums paid by Nexen.

6                  Mr. Romanow is a director of Canexus and was paid fees of $34,000, received deferred trust units of Canexus valued at $24,000 and distributions on his trust units of $2,571 in 2006. In 2005, he and was paid fees of $13,875, received deferred trust units of Canexus valued at $20,000 and distributions on his trust units of $659. These amounts are included in the All Other Compensation Table and more detail is on page 70.

7                  Nexen contributed to a qualified defined contribution pension plan and a restoration plan with Nexen Petroleum U.S.A. Inc. for Mr. Otten.

Non-Equity Cash Incentive Compensation and Special Bonus

The Summary Compensation Table above shows the awards for each year, determined under that year’s annual cash incentive program. Payment of the awards is made early the following year. Prior to 2006, Nexen reported this award as bonus in the year paid rather than the year earned. Values in the table have been updated to reflect the change in presentation. Special bonuses include discretionary cash awards approved by the board for successful delivery of key business objectives, such as acquisitions and divestitures.

Changes in Pension Obligations

The Summary Compensation Table shows the year-over-year change in pension obligations. The value reflects the employer service cost, plus any changes in obligations resulting from compensation increases over actuarial assumptions. Actual compensation changes may vary from the assumed rate of compensation increase and will vary among each executive officer from year to year. These values differ from the pension benefit values reported on page 69, which disclose estimated values of annual pension benefits earned to date, as well as at age 60 (the earliest unreduced retirement age). These values also

Executive Compensation	President and CEO Compensation

differ from the termination values reported under the change of control agreements on page 71, which disclose the value of additional lump sum pension benefits which will be provided in the event of a change of control.

PRESIDENT AND CEO COMPENSATION

Competitive compensation information for our President and CEO is determined based on assessments conducted by an independent compensation consulting firm that compares similar positions in oil and gas companies. Target total direct compensation (base salary, plus annual cash and long-term incentive) is competitive within the range of our oil and gas peer group. CEO compensation is approved by the independent directors of the board.

President and CEO 2006 Goals

Mr. Fischer’s responsibility is to provide direction and leadership in setting and achieving goals, which will create value for Nexen’s shareowners in the short and the long-terms. Mr. Fischer’s annual cash incentive award for 2006 performance was based on the corporate results described on page 53, which were used to determine the total cash available for the awards. Individual cash incentive awards are determined from the available pool and distributed to individuals based on specific goals established for the year. Based on the board assessment of Mr. Fischer’s achievement of objectives in 2006, he was awarded an annual cash incentive of $1,300,000, which is his target bonus times 144%. More specifically, Mr. Fischer’s 2006 goals were:

•                 Develop and implement corporate strategy, balancing short-term growth while positioning Nexen for sustainable growth;

•                 Achieve capital, operating, and general and administrative cost performance targets set out in the AOP;

•                 Achieve targets for operating cash flow, earnings, production levels, and reserve replacement set out in the AOP;

•                 Maintain financial flexibility and liquidity to support business strategies;

•                 Achieve top-quartile performance in safety, environmental performance and social responsibility;

•                 Provide for corporate management succession and development;

•                 Ensure Nexen adheres to the highest standards of integrity; and

•                 Demonstrate personal commitment to community and industry leadership.

CEO THREE-YEAR LOOK-BACK

The table below outlines the three-year history of compensation paid to Mr. Fischer. The pension service cost from prior years has been updated to reflect the best practice method of reporting the change in pension obligation related to service and earnings increases in that year. The calculation of these numbers in prior years applied a different method that reported the change in pension obligation related to service and earnings increases and non-compensation assumption changes. The values reported previously for 2005 and 2004 were $724,000 and $1,341,000, respectively.

CASH	Total	2006	2005	2004
Base Salary	2,972,917	1,150,000	975,000	847,917
Annual Cash Incentive [1]	4,950,000	1,800,000	1,800,000	1,350,000
EQUITY
Value of TOPs [2]	10,105,074	5,010,654	3,110,490	1,983,930
Total Direct Compensation	18,027,991	7,960,654	5,885,490	4,181,847
All Other Compensation [3]	277,294	101,721	91,464	84,109
Annual Change in Pension Obligation [4]	3,983,100	1,673,800	879,300	1,430,000
TOTAL	22,288,385	9,736,175	6,856,254	5,695,956
Annual Average	7,429,462
Year-End Market Capitalization (in billions)		17	14	6
Market Capitalization Grew by a Factor of:	283%

Notes:

1      Includes special bonuses of $500,000 in 2006 for the success of Buzzard, $300,000 in 2005 for successful divestitures, and $450,000 in 2004 for successful completion of the UK North Sea acquisition.

2      Estimated fair value of TOPs using the Black-Scholes pricing model valued on the grant date.

3      Reflects Nexen’s contributions to the employee savings plan, car allowance and life insurance premiums paid by Nexen.

4      Represents the employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the plan.

Executive Compensation	TOPs Tables

In addition to the information above, in 2006 the Compensation Committee reviewed a broader analysis of total CEO pay and shareowner value created from the date Mr. Fischer became CEO. This analysis included a compensation tally sheet outlining a dollar value to each compensation component including: salary, annual cash incentives, TOPs awards, benefits, pension (including annual increases to liabilities) and potential payments on change of control. The Committee reviewed total compensation paid to Mr. Fischer since his appointment to the CEO position relative to growth in shareowner value (market capitalization) and that growth relative to our industry peers. All of these factors are considered in determining CEO compensation.

TOPS TABLES

Nexen uses the Black-Scholes pricing model, which is a generally accepted method of measurement for this type of long-term incentive, to value TOPs grants. The actual value realized on exercises may be higher or lower than this value depending on the Nexen share price at the time of exercise.

In the following tables, grant prices and numbers granted have been adjusted to account for the May 2005 share split.

TOPs Granted in 2006

							Potential Realizable Value
							at Assumed Annual Rates
							of Share Price Appreciation
							for TOPs Term
		TOPs	% of Total	Exercise		TOPs
		Granted	TOPs Granted	Price[1]	Expiry	Value[2]	5%	10%
Name	Grant Date	(#)	to Employees	($)	Date	($)	($)	($)
Fischer	Dec 4, 2006	275,000	5.9	63.20	Dec 3, 2011	5,010,654	4,801,774	10,610,664
Romanow	Dec 4, 2006	80,000	1.7	63.20	Dec 3, 2011	1,457,645	1,396,880	3,086,739
Otten	Dec 4, 2006	55,000	1.2	US$55.00	Dec 3, 2011	990,017	984,746	2,096,479
Murphy	Dec 4, 2006	65,000	1.4	63.20	Dec 3, 2011	1,184,336	1,134,965	2,507,975
Thomas	Dec 4, 2006	65,000	1.4	63.20	Dec 3, 2011	1,184,336	1,134,965	2,507,975

Notes:

1                  The closing market price of Nexen common shares on the TSX or NYSE on December 1, 2006.

2                  Estimated fair value of the TOPs as at December 4, 2006 using the Black-Scholes pricing model.

TOPs Exercised or Exchanged and Awards Vested in 2006

	TOPs Awards		Stock Awards [1]
	Exercised or		Shares Acquired
	Exchanged	Value Realized [2]	on Vesting	Value Realized
Name	(#)	($)	(#)	($)
Fischer	150,000	7,220,550	—	—
Romanow	180,000	7,750,800	—	—
Otten	84,312	3,813,976	—	—
Murphy	49,580	2,415,041	—	—
Thomas	90,000	4,637,950	—	—

Notes:

1      Nexen does not provide stock awards to its NEOs.

2      Market price at the time of the exercise or exchange, minus the exercise price, as defined in the TOPs plan.

Executive Compensation	TOPs Tables

TOPs Holdings and Value of In-the-Money TOPs

					Vested and Unvested		Vested TOPs
					TOPs at Dec 31, 2006 [1,4]		at Dec 31, 2006 [4]
			Grant Price [2]	Granted [2]	Number	Value [3]	Number	Value [3]
Name	Date Granted	Expiry Date	($)	(#)	(#)	($)	(#)	($)
Fischer	Feb 21, 1997	Feb 20, 2007	11.900	60,000	60,000	3,138,000	60,000	3,138,000
	May 14, 1997	May 13, 2007	14.000	40,000	40,000	2,008,000	40,000	2,008,000
	Feb 27, 1998	Feb 26, 2008	14.150	80,000	80,000	4,004,000	80,000	4,004,000
	Dec 15, 1998	Dec 14, 2008	8.925	100,000	100,000	5,527,500	100,000	5,527,500
	Dec 14, 1999	Dec 13, 2009	13.625	140,000	140,000	7,080,500	140,000	7,080,500
	Dec 12, 2000	Dec 11, 2010	18.050	140,000	140,000	6,461,000	140,000	6,461,000
	Dec 10, 2002	Dec 9, 2007	16.965	200,000	200,000	9,447,000	200,000	9,447,000
	Dec 9, 2003	Dec 8, 2008	21.750	200,000	200,000	8,490,000	200,000	8,490,000
	Dec 7, 2004	Dec 6, 2009	25.435	300,000	300,000	11,629,500	201,000	7,791,765
	Dec 6, 2005	Dec 5, 2010	54.570	200,000	200,000	1,926,000	68,000	654,840
	Dec 4, 2006	Dec 3, 2011	63.200	275,000	275,000	275,000	–	–
TOTAL				1,735,000	1,735,000	59,986,500	1,229,000	54,602,605
Romanow	Dec 12, 2000	Dec 11, 2010	18.050	100,000	100,000	4,615,000	100,000	4,615,000
	Dec 10, 2002	Dec 9, 2007	16.965	100,000	100,000	4,723,500	100,000	4,723,500
	Dec 9, 2003	Dec 8, 2008	21.750	110,000	110,000	4,669,500	110,000	4,669,500
	Dec 7, 2004	Dec 6, 2009	25.435	114,000	114,000	4,419,210	76,380	2,960,871
	Dec 6, 2005	Dec 5, 2010	54.570	62,000	62,000	597,060	21,080	203,000
	Dec 4, 2006	Dec 3, 2011	63.200	80,000	80,000	80,000	–	–
TOTAL				566,000	566,000	19,104,270	407,460	17,171,871
Otten	Dec 12, 2000	Dec 11, 2010	18.050	80,000	71,580	3,303,417	71,580	3,303,417
	Dec 10, 2002	Dec 9, 2007	US$10.945	70,000	13,964	698,357	13,964	698,357
	Dec 9, 2003	Dec 8, 2008	US$16.690	74,000	74,000	3,218,224	74,000	3,218,224
	Dec 7, 2004	Dec 6, 2009	US$21.160	80,000	80,000	3,073,213	53,600	2,059,053
	Dec 6, 2005	Dec 5, 2010	US$47.210	50,000	50,000	442,160	17,000	150,335
	Dec 4, 2006	Dec 3, 2011	US$55.000	55,000	55,000	–	–	–
TOTAL				409,000	344,544	10,735,371	230,144	9,429,386
Murphy	Dec 10, 2002	Dec 9, 2007	16.965	70,000	23,100	1,091,129	23,100	1,091,129
	Dec 9, 2003	Dec 8, 2008	21.750	74,000	24,420	1,036,629	24,420	1,036,629
	Dec 7, 2004	Dec 6, 2009	25.435	80,000	80,000	3,101,200	53,600	2,077,804
	Dec 6, 2005	Dec 5, 2010	54.570	50,000	50,000	481,500	17,000	163,710
	Dec 4, 2006	Dec 3, 2011	63.200	65,000	65,000	65,000	–	–
TOTAL				339,000	242,520	5,775,458	118,120	4,369,272
Thomas	Dec 9, 2003	Dec 8, 2008	21.750	64,000	64,000	2,716,800	64,000	2,716,800
	Dec 7, 2004	Dec 6, 2009	25.435	80,000	80,000	3,101,200	53,600	2,077,804
	Dec 6, 2005	Dec 5, 2010	54.570	50,000	50,000	481,500	17,000	163,710
	Dec 4, 2006	Dec 3, 2011	63.200	65,000	65,000	65,000	–	–
TOTAL				259,000	259,000	6,364,500	134,600	4,958,314

Notes:

1                  Excludes grants that have been fully exercised.

2                  Grant prices and numbers of TOPs granted have been adjusted to account for share splits.

3                  The difference between the market value of Nexen common shares at year-end (TSX–$64.20; NYSE–US$55) and the grant price of TOPs, times the number of TOPs.

4                  The number and value of unvested TOPs can be determined by subtracting the vested TOPs from the vested and unvested TOPS above. The value of unvested TOPs can be confirmed on page 71 in the Change of Control table.

Executive Compensation	Equity Ownership and Changes

EQUITY OWNERSHIP AND CHANGES IN 2006

Executive officers meet the share ownership guidelines described on page 54. Mr. Fischer is required to hold three times his annual salary, Mr. Romanow is required to hold two times his annual salary, and the other executive officers are required to hold one times their annual salary.

	Dec 31, 2005		Dec 31, 2006		Net Change		Equity at Risk
							Value [3]	Multiple of
Name	Shares	TOPs [1]	Shares	TOPs [1]	Shares	TOPs [2]	($)	Salary [4]
Fischer	74,141	1,146,000	83,258	1,229,000	9,117	83,000	59,947,769	52
Romanow	46,121	492,460	25,937	407,460	(20,184)	(85,000)	18,837,026	36
Otten	55,873	246,636	35,036	230,144	(20,837)	(16,492)	11,678,697	27
Murphy	48,261	99,880	55,828	118,120	7,567	18,240	7,953,430	17
Thomas	1,426	160,080	4,286	134,600	2,860	(25,480)	5,233,475	12

Notes:

1                 Total TOPs granted, vested and unexercised.

2                 Reflects the number of TOPs that vested, minus the number exercised or exchanged during 2006, as also set out on page 65.

3                 Equity at risk is the market value of common shares and vested TOPs using the closing price of Nexen shares on the TSX on December 31, 2006 of $64.20.

4                 Reflects the equity at risk, divided by the NEO’s 2006 salary amount on page 63.

TRADING IN COMPANY SECURITIES

We have a trading policy designed to prevent insider trading and a program to remind directors, executive officers and all employees of the confidential nature of information that they may have from time to time. Under the policy, personnel may not take any derivative or other positions that have the effect of speculating in Nexen securities. Our main concerns are to prevent insider trading; to protect all personnel and Nexen from allegations of insider trading; and, to fulfill our obligations to stock exchanges, regulators and investors. The measures we take are:

•                 Imposing a company-wide seven-day blackout on trading in Nexen securities, from five full business days before the public release of quarterly or annual results until the close of business on the day after the release;

•                 Providing reminders of the regular blackouts at least 30 days and seven days before they commence, giving the exact dates the blackouts are in effect;

•                 Managing limited blackouts near quarterly and annual releases and during times when it is uncertain whether an emerging issue may become material;

•                 Requiring all personnel to call our trading line to confirm that they do not have inside information before transacting in Nexen securities. In practice, directors and executive officers get verbal confirmation that it is an appropriate time for them to trade before initiating a transaction; and

•                 Providing education sessions on our policy and procedures.

        The trading in company securities policy is available at www.nexeninc.com.

PENSION PLAN TABLES

All NEOs, except Mr. Otten, are members of Nexen’s registered defined benefit pension plan and executive benefit plan.

Mr. Otten is employed in the US and is a member of a qualified defined contribution pension plan and a non-qualified restoration plan, described on page 57.

Estimated Pension Benefit (Canada)

When determining the estimated value of future pension benefits for an executive officer, both tables below need to be referenced. For example, a pension estimate based on 35 years of credited service would require the first table for actual credited service up to and including December 31, 2004, and the second table for credited service on and after January 1, 2005. When estimating future pension benefits, the final average earnings outlined in the “Pension Value Earned in 2006 (Canada)” table on page 69 should be used in both tables. The final average earnings will differ from the three-year average of base salary and cash incentive payments reported in the Summary Compensation Table on page 63 due to the timing of base salary increases and because final average earnings include the lesser of target bonus and actual bonus paid.

Executive Compensation	Pension Plan Tables

This table shows the estimated annual pension a retiring executive officer would receive for credited service to and including December 31, 2004. The annual benefit is based on a pension accrual formula of 1.7% of final average earnings, less a plan CPP offset. It includes benefits from both the defined benefit pension plan and the executive benefit plan and assumes a retirement age of 60, the earliest age at which the individual receives full retirement benefits. The normal benefits paid from these plans are joint life and survivor benefits with a five-year guarantee. The benefit is payable for the participant’s lifetime and provides the spouse with a survivor benefit of 66 2/3% of the monthly payment. The five-year guarantee means that if the participant dies before receiving 60 monthly payments, the surviving spouse receives the balance of those 60 monthly payments and then receives the reduced survivor pension of 66 2/3%.

	Years of Credited Service through Dec 31, 2004
Final Average Earnings ($)	5	10	15	20	25
400,000	33,276	66,552	99,828	133,104	166,380
600,000	50,276	100,552	150,828	201,104	251,380
800,000	67,276	134,552	201,828	269,104	336,380
1,000,000	84,276	168,552	252,828	337,104	421,380
1,200,000	101,276	202,552	303,828	405,104	506,380
1,400,000	118,276	236,552	354,828	473,104	591,380
1,600,000	135,276	270,552	405,828	541,104	676,380
1,800,000	152,276	304,552	456,828	609,104	761,380
2,000,000	169,276	338,552	507,828	677,104	846,380
2,200,000	186,276	372,552	558,828	745,104	931,380
2,400,000	203,276	406,552	609,828	813,104	1,016,380

This table shows the estimated annual pension benefit a retiring executive officer would receive for credited service earned on and after January1, 2005, based on a pension benefit accrual formula of 2% of final average earnings, less a plan CPP offset. It includes benefits from both the defined benefit plan and executive benefit plan and assumes a retirement age of 60, the earliest age at which the individual receives full retirement benefits.

	Years of Credited Service from Jan 1, 2005
Final Average Earnings ($)	2	5	10	15	20	25
400,000	15,710	39,276	78,552	117,828	157,104	196,380
600,000	23,710	59,276	118,552	177,828	237,104	296,380
800,000	31,710	79,276	158,552	237,828	317,104	396,380
1,000,000	39,710	99,276	198,552	297,828	397,104	496,380
1,200,000	47,710	119,276	238,552	357,828	477,104	596,380
1,400,000	55,710	139,276	278,552	417,828	557,104	696,380
1,600,000	63,710	159,276	318,552	477,828	637,104	796,380
1,800,000	71,710	179,276	358,552	537,828	717,104	896,380
2,000,000	79,710	199,276	398,552	597,828	797,104	996,380
2,200,000	87,710	219,276	438,552	657,828	877,104	1,096,380
2,400,000	95,710	239,276	478,552	717,828	957,104	1,196,380

Executive Compensation	Pension Plan Tables

Pension Value Earned in 2006 (Canada)

Additional past service credits or accelerated service credits must be approved by the board. No accelerated service credits were authorized in 2006. Additional past service credits authorized by the board for the NEOs who participate in the Canadian defined benefit pension plan and the executive benefit plan are noted below. Final average earnings for each NEOs is his:

•                  average base salary for the 36 highest paid consecutive months during the ten years before retirement;

•                  plus annual cash incentive payments at the lesser of target bonus or actual bonus paid, averaged over the final three years of participation.

	Years of Credited Service
					Final				Estimated Annual		Benefit Payments
	Up to		From		Average		Accrued Annual		Pension Benefit		During the Last
	Dec 31, 2004		Jan 1, 2005	Total	Earnings	[1]	Pension Benefit	[1]	at Age 60	[2]	Fiscal Year	[3]
Name	(#)		(#)	(#)	($)		($)		($)		($)
Fischer	20.58	[4]	2.00	22.58	1,628,472		631,698		951,321		—
Romanow	17.50	[4]	2.00	19.50	743,267		278,977	[5]	476,898	[5]	—
Murphy	18.67		2.00	20.67	585,100		206,087		310,285		—
Thomas	24.50	[4]	2.00	26.50	569,367		256,079		392,713		—

Notes:

1                  All information as of December 31, 2006.

2                  Earliest age at which an individual receives full retirement benefits.

3                  There were no benefit payments made to the NEOs in 2006.

4                  Ten years of additional past service credits were granted to each of Messrs. Fischer, Romanow and Thomas by the board in 2001.

5                  Mr. Romanow joined the defined benefit pension plan following 7.25 years in the defined contribution pension plan. The pensionable bonus provision recognizes a pension benefit for Mr. Romanow based on his combined 26.75 years of service, while the base salary provision recognizes a pension benefit for his 19.5 years of defined benefit pension plan service only.  The value of the pension benefit resulting from the additional 7.25 years is reflected in the pension benefit values above.

Pension Benefit Obligation Increase in 2006 (Canada)

Reported values use actuarial assumptions and methods consistent with those used in the calculation of pension liabilities and the related annual expense as disclosed in our financial statements. As the assumptions reflect our best estimate of future events, they may not be directly comparable to similar pension liability values disclosed by other companies.

		Changes Related to		Changes Related to
		Current Service		Financing Costs and Non-		Change in
	Obligation at	Cost and Earnings		Compensation		Obligation Since	Obligation at
Name	Dec 31, 2005	Increases	[1]	Assumption Changes	[2]	Dec 31, 2005	Dec 31, 2006
Fischer	8,687,000	1,673,800		797,000		2,470,800	11,157,800
Romanow	3,464,000	534,800		298,000		832,800	4,296,800
Murphy	2,502,000	580,800		205,000		785,800	3,287,800
Thomas	3,209,000	735,800		251,000		986,800	4,195,800
TOTAL	17,862,000	3,525,200		1,551,000		5,076,200	22,938,200

Notes:

1                 Includes the 2006 employer service cost, plus changes in compensation in excess of actuarial assumptions, less required member contributions to the pension plan.

2                 Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations, the impact of assumption changes and experience gains and losses other than those related to compensation.

Executive Compensation	All Other Compensation Table

Pension Value Earned in 2006 (US)

Mr. Otten is the only NEO who is a member of this US pension plan. He has not made any withdrawals in 2006.

	Contributions under the	Contributions under
	Defined Contribution	the Non-Qualified	Total Pension
Name	Pension Plan	Restoration Plan	Compensation
Otten	22,839	44,888	67,727

ALL OTHER COMPENSATION TABLE

The total value of perquisites provided to any one executive officer was less than both $50,000 or 10% of the NEO’s total annual salary plus bonus in 2006 and, accordingly, is not disclosed. The car allowance, which provides direct monetary value to the executive, is reported.

	Car	Life Insurance	Savings Plan	Amounts Paid	US Pension	Total All Other
Name	Allowance	Premiums	Contributions	by Canexus [1]	Contributions	Compensation
Fischer	31,200	1,521	69,000	n/a	n/a	101,721
Romanow	19,200	522	31,680	60,571	n/a	111,973
Otten	16,347	2,670	13,559	n/a	67,727	100,303
Murphy	19,200	1,111	27,300	n/a	n/a	47,611
Thomas	19,200	1,086	26,700	n/a	n/a	46,986

Note:

1      Includes fees of $34,000, deferred trust units of Canexus valued at $24,000 and distributions on his trust units of $2,571.

Executive Compensation	Change of Control Agreements

CHANGE OF CONTROL AGREEMENTS

Nexen has entered into change of control agreements with Messrs. Fischer, Romanow, Otten, Murphy, Thomas and other key executives. The agreements were effective October1999, amended in December 2000 and amended and restated in December 2001. The agreements recognize that these executives are critical to Nexen’s ongoing business. They recognize the need to retain the executives, protect them from employment interruption caused by a change in control and treat them in a fair and equitable manner. Consistent with industry standards for executives in similar circumstances, there are no restrictions on future employment, or non-compete clauses, in the agreements. Each year, the Committee reviews the estimated payments on change of control including the termination value of pension benefits due under the registered pension and executive benefit plans.

Under these agreements, a change of control includes any acquisition of common shares or other securities that carry the right to cast more than 35% of the votes attached to all issued common shares and, generally, any event, transaction or arrangement that results in a person or group exercising effective control of Nexen.

If the named executives terminate following a change in control, they are entitled to receive salary, target bonus and benefits for a specified severance period. For Mr. Fischer and Mr. Romanow, the severance period is 36 months if they are terminated.  Both of them may also voluntarily terminate their employment within 12 months following a change of control with severance periods of 36 and 30 months, respectively. For Messrs. Otten, Murphy and Thomas, the severance period is 30 months, only if they are terminated following a change of control.

The table below outlines the estimated incremental payments had a change of control occurred on December 31, 2006.  The cost of base salary, bonus and benefits represents the value of those compensation elements for the duration of the severance period.  Under the terms of the agreement, bonus is paid at target for the severance period.  A benefits uplift, equal to 13% of base salary, is provided in lieu of medical, dental and life insurance coverage.  In addition, the agreement provides a payment for other employee benefits, which includes such items as car allowance and savings plan contributions during the severance period and an allowance for financial counselling and career transition services.

The pension value reported is the incremental value of pension resulting from the recognition of salary and target bonus over the severance period, as well as a tax gross-up on the resulting lump sum payout.  These additional pension benefits do not include the termination benefits payable from the underlying registered pension plan and executive benefit plan that would occur in the event of a termination or retirement not triggered by a change of control.  Regular termination values, calculated as at December 31, 2006, are set out in the footnotes to the following table. The table does not include TOPs currently vested and unexercised as described on page 66.

Estimated Incremental Payment on Change of Control 1

						Additional
			Bonus		Other	Lump Sum		Total
	Severance		Target	Benefits	Employee	Value of	Accelerated	Incremental
	Period	Base Salary	Value	Uplift	Benefits	Pension [2]	TOPs Value [3]	Payment
Name	(# of months)	($)	($)	($)	($)	($)	($)	($)
Fischer [4]	36	3,600,000	2,700,000	468,000	347,500	9,426,000	5,383,895	21,925,395
Romanow	36	1,620,000	972,000	210,600	192,700	3,563,000	1,932,399	8,490,699
Otten [5]	30	1,135,200	567,600	147,576	165,626	181,119	1,305,985	3,503,106
Murphy	30	1,175,000	587,500	152,750	156,400	2,410,000	1,406,186	5,887,836
Thomas	30	1,150,000	575,000	149,500	154,900	3,095,000	1,406,186	6,530,586
TOTAL		8,680,200	5,402,100	1,128,426	1,017,126	18,675,119	11,434,651	46,337,622

Notes:

1                 Assumes a triggering event occurred on December 31, 2006.

2                Does not include regular termination pension values for Messrs. Fischer ($9,850,000), Romanow ($3,108,000), Murphy ($3,013,000) and Thomas ($3,188,000). The values in this note include the pension benefit payable under the registered pension plan funded from the pension trust and are payable monthly if the NEO is 55 or older.

3                Value of TOPs that automatically vest on a change of control, based on the number of TOPs with accelerated vesting, times the closing price of Nexen common shares on the TSX on December 31, 2006 of $64.20, less the exercise price.

4                 For Mr. Fischer only, the additional lump sum value of pension includes an incremental cost for an early retirement reduction that is waived under the agreement.

5                Mr. Otten is a member of the Defined Contribution Pension Plan (US) and the Non-Qualified Restoration Plan (US).  The additional lump sum value of pension represents the value of pension benefits which Mr. Otten would have been entitled to during the severance period.

Executive Compensation	Share Performance Graph

SHARE PERFORMANCE GRAPH

The following graph shows five years of change in the value of $100 invested in our common shares, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index and the S&P/TSX Oil & Gas Exploration & Production Index as at December 31, 2006. Our common shares are included in each of these indices.

Total Return Index Values 1

	2001/12	2002/12	2003/12	2004/12	2005/12	2006/12
Nexen Inc.	100.00	111.08	153.52	160.59	367.13	426.65
S&P/TSX Energy Sector Index	100.00	113.74	142.14	185.19	302.67	321.00
S&P/TSX Oil & Gas Exploration & Production Index	100.00	116.17	139.58	196.35	340.96	345.47
S&P/TSX Composite Index	100.00	87.56	110.96	127.03	157.68	184.89

Note:

1                  Assuming an investment of $100 and the reinvestment of dividends.

The contents and sending of this circular have been approved by the board.

John B. McWilliams, Q.C.
Secretary

Special Report on	A window into

Director Performance Evaluation	the boardroom

Open Communications

Nexen’s board is committed to effective governance and continuous improvement. The board and management work together to foster continuous open and honest communication, where concerns are brought forward and dealt with as they occur, not just once a year. In this spirit, the annual board evaluation is seen as an opportunity to review the past year and contributions, successes and opportunities for improvement for the board, its committees and individual directors.

Overall Effectiveness

The board rates its overall effectiveness using a ten-point scale, where 10 is the best. The average rating for 2006 was 9.15.

What Directors Said

Some quotes from the most recent evaluation that highlight the board’s overall effectiveness are:

“It is very evident that the board responds independently to the management of the company.”

— Director

“We talk about strategic issues and direction at virtually every meeting and focus the July and December meetings to have expanded discussions.”

— Director

“This board does disagree, not only with management, but with themselves. Differences are fully aired. I’m not sure gracefully is the best choice of words, but we are all very good friends and very committed to Nexen. We do challenge each other. It is always done so that the outcome of the discussions results in the best possible course of action.”

— Director

We see performance evaluation

as the best way to ensure the

continuing effectiveness of the board.

SPECIAL REPORT ON DIRECTOR PERFORMANCE EVALUATION

March 9, 2007

KEY SECTIONS	Page
Overview	75
Performance Components	75
Evaluation	75
Reporting and Follow Through	76

Director Performance Evaluation	Overview

OVERVIEW

The annual board evaluation, required by Nexen’s corporate governance policy, is conducted during October to January. The evaluation is considered our most important tool for determining who should be on the board, rather than just relying on brightline independence tests. In light of the evaluation process, the board does not have any tenure policy and has flexible term limits. Nexen’s average board tenure is 8.8 years.

The evaluation enables the board, chairs, committees and individual directors to formally examine their effectiveness and establish goals for continuous improvement. It also assists the board and management in determining director education opportunities for the year.

The evaluation carried out in 2006 showed that the board, committees, Board Chair, committee chairs and individual directors were effectively fulfilling their responsibilities.

Four separate tools covering self, peer and 360° reviews are used to evaluate each of the six performance components. The effectiveness criteria incorporate best practices and Nexen’s governance documents, including the relevant mandates and position descriptions.

Self and Peer Evaluation Tools	360° Evaluation Tools
Director questionnaire	Management questionnaire
Director interviews	Management interviews

PERFORMANCE COMPONENTS

1. Overall Board Assessment

All directors and members of management assess the overall performance and effectiveness of the board.

2. Individual Committee Assessments

All members of each committee evaluate how well each committee is operating. All board members evaluate and comment on their perception of the overall effectiveness of the committees.

3. Board Chair Assessment

All directors and relevant members of management assess and comment on the discharge, by the Board Chair, of his duties.

4. Individual Committee Chair Assessments

All members of each committee are asked to assess and comment on the discharge of the duties of each committee chair.

5. Individual Self Assessments

Directors are asked to comment on their own contributions to the board and any committees on which they are members.

6. Individual Peer Assessments

Directors are asked to be prepared to discuss with the Governance Committee Chair, during their interview, the contributions and perceptions of their peers in light of numerous parameters, including ethical standards, evidence of meeting preparation, meaningful and knowledgeable contribution, understanding of financial statements, ratios and other performance indices, and communications skills.

EVALUATION TOOLS

Director Questionnaire

Directors complete a detailed questionnaire that explores their views on each of the six performance components and solicits feedback in the major areas of risk management, corporate governance, strategic planning, CEO performance and compensation, executive succession and diversity. The questionnaire provides for qualitative commentary and quantitative ratings in key areas.

Director Performance Evaluation	Reporting

The responses are received confidentially, tabulated and analyzed by our independent third-party consultant, Dr. Richard Leblanc, who also provides expert advice. Confidentiality encourages candid and constructive commentary. Dr. Leblanc provides an executive summary to the Governance Committee Chair and the Board Chair, together with a tabulation of the quantitative scores and all qualitative commentary, without individual directors being identified.

Management Questionnaire

Members of management who report to the board or any of its committees complete a confidential questionnaire that explores overall board, individual director, committee and chair effectiveness. The responses are provided confidentially to the Board Chair for review in advance of his interviews with management.

Management Interviews

After receiving and reviewing Dr. Leblanc’s report and the responses to the management questionnaires, the Board Chair interviews each participating member of management regarding board and management relations; board preparedness and contributions at meetings; individual director willingness to express views and differences of opinion; understanding of financial statements; and, overall engagement in the board process. The Board Chair then updates the Governance Committee Chair on any additional items that he may wish to explore in his interviews with the directors.

Together the management questionnaire and interviews provide a comprehensive 360° review of the board, its committees and chairs.

Director Interviews

After receiving and reviewing Dr. Leblanc’s report and the Board Chair’s report on the management questionnaires and interviews, the Governance Committee Chair has a formal confidential interview with each director regarding board and management relations; board, board chair, committee and committee chair performance; individual director performance; educational opportunities; executive and CEO compensation; and, management and CEO succession. They discuss any issues either one wishes to raise, any comments on personal contributions, and any issues or concerns with the performance of the board as a whole or with respect to committees, individual directors or management. The interview focuses on maximizing the contribution of each director to the board and committees. The discussion includes, as appropriate, matters indicated in the executive report from Dr. Leblanc or the results of the management questionnaires and interviews. The Board Chair is provided a report on the director interviews and conducts a similar confidential interview with the Governance Committee Chair.

REPORTING AND FOLLOW THROUGH

The Governance Committee Chair provides an update to the Committee on the status of the board evaluation process in December. A full report on the evaluation is presented by the Board Chair and the Governance Committee Chair to the Governance Committee and the board at the February meetings.

The Governance Committee and the board consider whether any changes to the composition of the board, its committees or chairs are appropriate in light of the results of the evaluation.

Management is advised of any processes which need improvement and recommendations of the Governance Committee and the board that flow from their discussion of the full report. Areas in which education has been requested or recommended are also provided to management, who then prepare an annual program.

More

Schedules	information

for you

SCHEDULES

March 9, 2007

Schedules	Schedule A – Canadian Compliance

Nexen’s governance practices comply with the governance rules of the Canadian Securities Administrators and those of the New York Stock Exchange. The first table sets out our compliance with National Instrument 58-101 – Disclosure of Corporate Governance Practices and the second sets out our compliance with the governance rules of the NYSE.

FORM 58-101F1 – CORPORATE GOVERNANCE DISCLOSURE

1.	Board of Directors	Compliant
	(a) Disclose the identity of directors who are independent.	100%
	See page 28 for the 11 board members who are independent under our categorical standards.
	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	100%
	See page 28 for the one board member who is not independent and the basis for that determination. Our
	categorical standards, attached as Schedule C, require analysis of the nature and significance of relationships
	between the directors and Nexen to determine independence.
	(c) Disclose whether or not a majority of the directors are independent.	100%

11 of the 12 nominees (92%) proposed by management for election to the board are independent under our categorical standards. To assist the board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all information provided and applies the tests set out in the categorical standards to make initial determinations of independence. The findings are presented to outside legal counsel for confirmation of the determinations. Finally, management’s recommendations and outside legal counsel’s views are presented to the board to pass a resolution on director independence.

	Because Teachers continues to hold 10% or more Nexen’s common shares, it has the right to appoint one member to the board. It has not exercised this right.
	(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other director and the other issuer.	100%
	See page 26 for directorships Nexen board members hold with other public entities.
	(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	100%

The non-executive directors of the board and the board committees meet without management at every regularly scheduled meeting and at certain special meetings. Board committees meet with external consultants and internal personnel, without management, when they see fit. See page 30 for the number of sessions without management held in 2006 and from January 1 to March 9, 2007.

Following sessions without management, the chair advises the Secretary of any issues to be brought forward or included in the minutes.

	(f) Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	100%

Mr. Saville, the Board Chair, is independent under our categorical standards. The Board Chair provides independent, effective leadership to the board in the governance of Nexen. He also sets the tone for the board and its members to foster ethical and responsible decision making, appropriate oversight of management and best-in-class corporate governance practices. His responsibilities are set out in the Board Chair position description which addresses governance; corporate social responsibility; leadership; board and shareholder meetings; board and management relationships; and director recruitment, retention, evaluation, orientation and education.

	(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	100%
	See page 29 for director attendance for all board meetings in 2006 and from January 1 to March 9, 2007.

Schedules	Schedule A – Canadian Compliance

2.	Board Mandate
	Disclose the text of the board’s written mandate.	100%
	The board mandate is included in Schedule D.
3.	Position Descriptions
	(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	100%

The position descriptions for the Board Chair and each individual committee chair address board and committee governance; corporate social responsibility; leadership; ethics; board, committee, and shareholder meetings; board, committee, and management relationships, committee reporting; director recruitment and retention; evaluations; orientation and education; and, advisors and resources.

	(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	100%

Our CEO position description addresses leadership, community, corporate social responsibility, ethics and integrity, governance, disclosure, strategic planning, business management, risk management, organizational effectiveness, succession, and CEO performance.

4.	Orientation and Continuing Education
	(a) Briefly describe what measures the board takes to orient new members regarding
	(i) the role of the board, its committees and its directors,	100%
	Under its mandate, the Governance Committee is responsible for developing and implementing the orientation for all board members. Nexen’s orientation program for new directors includes:
	• Information on the role of the board and each of its committees;
	• Company and industry information; and
	• The contribution individual directors are expected to make.
	(ii) the nature and operation of the issuer’s business.	100%

New directors attend a one day session of management presentations including specific information on Nexen’s operations; reserves; strategic plan; risk and risk management; governance; safety, environment and social responsibility; human resources; and, integrity and corporate values. They are also invited to participate in a full set of committee meetings to understand each committee’s oversight responsibilities and that of the board overall.

	(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	100%
	• Under its mandate, the Governance Committee is responsible for developing and implementing ongoing director education.

•      Directors are surveyed annually, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness. This information is the basis for developing annual continuing education.

	• Presentations are made to the board at all regularly scheduled meetings to keep them informed of changes within Nexen and in regulatory and industry requirements and standards.
	• Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided.
	• Trips to various operating sites are arranged for directors.
	• The Committee reviews information on available educational opportunities and ensures directors are aware of those opportunities.
	• Nexen pays for director education and membership in the Institute of Corporate Directors.
	• See page 35 for a list of continuing education directors received in 2006.

Schedules	Schedule A – Canadian Compliance

5.	Ethical Business Conduct
	(a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	100%
	(i) disclose how a person or company may obtain a copy of the written code;
	(ii) describe how the board monitors compliance with its code; and

(iii)  provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

	• Our board-adopted ethics policy is described on page 5 and is available at www.nexeninc.com or by request to the Governance Office as set out on page 5.
	• Each year, officers and employees are required to acknowledge their compliance with our ethics policy and participate in online training.

•      The board, through the Audit Committee, receives a report on the annual statement of compliance process; regular reports on compliance with the ethics policy and integrity programs; and, information on any concerns reported.

	• The board has not granted any waiver of the ethics policy for a director or executive officer since January 1, 2006 or ever. Accordingly, no material change report has been required or filed.
	(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	100%

The directors and officers are required to complete an annual statement of compliance under Nexen’s ethics policy, which also includes compliance with our conflict of interest policy. The board ensures that a director who has a material interest in a transaction or agreement does not participate in discussions or vote on that matter at board meetings. A report of executive officers’ material interests is presented to the board.

	(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	100%
	• Members of the board are governed by the board mandate which addresses corporate social responsibility, ethics and integrity.

•      The board encourages and promotes a culture of ethical business conduct through its support of the integrity program. Our integrity program is a core ingredient in our sustainability model. It provides employees with resources to integrate ethical business conduct into everyday decisions. All 12 board members have participated in an integrity workshop, which is mandatory training for all Nexen employees.

	• The Audit Committee mandate also speaks to ethics, the ethics policy, and its compliance programs.
	The Committee receives a compliance report at each regularly scheduled meeting.

•      Our integrity hotline is an important part of the integrity program. It is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise integrity-related concerns on a confidential basis. All concerns raised via the integrity hotline are reported to the Audit Committee.

6.	Nomination of Directors
	(a) Describe the process by which the board identifies new candidates for board nomination.	100%
	See the Governance Committee report on page 43 for more details.
	(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	100%
	All seven members of the Governance Committee are independent under our categorical standards.

Schedules	Schedule A – Canadian Compliance

	(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	100%

The Governance Committee mandate describes its responsibilities, powers and operations. It addresses governance leadership; ethics policy; governance documents and disclosure; board and committee evaluations; director nominations; share ownership policies; director orientation and education; meetings and reporting requirements; and, advisors and resources. See page 43 for the Committee report.

7.	Compensation
	(a) Describe the process by which the board determines the compensation for your company’s director and officers.	100%
	The board tasks the Compensation Committee with recommending compensation for officers. CEO compensation is reviewed by the Committee and recommended to the independent directors for approval.
	(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	100%
	All seven Compensation Committee members are independent under our categorical standards.
	(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	100%

The Compensation Committee mandate describes its responsibilities, powers and operation. It addresses compensation and human resources leadership; CEO goals, objectives and performance; director, Board Chair, CEO and overall compensation programs; succession and development; meetings and reporting requirements; committee governance; and advisors and resources. See page 41 for the Committee report.

	(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors or officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	100%
	See page 41 for disclosure about the Compensation Committee’s independent consultant.
8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	100%
	• There are three additional standing board committees whose mandates address committee meetings, reporting, governance, advisors and resources.

•      The Finance Committee mandate speaks to the financial leadership, management and risk management, and transactions; the Reserves Committee mandate addresses reserves leadership and reserves evaluation; and, the SESR Committee mandate covers corporate social responsibility, safety, environment and social responsibility leadership, performance, compliance and risk management.

	• The Finance Committee report is on page 45; the Reserves Committee report is on page 46; and, the SESR Committee report is included on page 47.
9.	Board Assessments
	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	100%
	• The Governance Committee leads a full annual evaluation of the effectiveness and performance of the board, all board committees and individual directors.
	• See the special report on page 73 for details.

Schedules	Schedule A – NYSE Compliance

NYSE CORPORATE GOVERNANCE RULES COMPLIANCE

1.	Independent Directors	Compliant
	Listed companies must have a majority of independent directors.	100%
	11 of the 12 nominees (92%) proposed by management for election to the board are independent.
2.	Independence Tests
	In order to tighten the definition of “independent director” for the purposes of these standards:
	(a) No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.	100%

On February 15, 2007, the board affirmatively determined the independence of 11 of its 12 members under our categorical standards, which meet or exceed the requirements of the NYSE rules, including that the independent directors have no material relationships with Nexen.

	(b) In addition, a director is not independent if:	100%

(i)      the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the company.

(ii)     the director has received or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$100,000 per year in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).

(iii)    (A) the director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)    the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

(v)     the director is a current employee or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s company’s consolidated gross revenues.

	The directors shown as independent in the chart on page 28 meet each of these standards.
3.	Executive Sessions
	To empower non-management directors to serve as a more effective check on management, the non- management directors of each listed company must meet at regularly scheduled executive sessions without management.	100%

Pursuant to the board mandate, non-management directors meet in executive sessions, without management, at every regularly scheduled board meeting (five times a year) and any other time they decide is necessary.

4.	Nominating and Corporate Governance Committee
	(a) Listed companies must have a nominating / corporate governance committee composed entirely of independent directors.	100%
	All seven Governance Committee directors are independent.

Schedules	Schedule A – NYSE Compliance

	(b) The nominating / corporate governance committee must have a written charter that addresses:	100%

(i)      the committee’s purpose and responsibilities — which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareowners; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and

	(ii) an annual performance evaluation of the committee.
	• The Governance Committee’s mandate addresses each of these requirements.
	• The Committee participates in the annual board performance evaluation.
	• See page 43 for a report on the activities of the Committee.
5.	Compensation Committee
	(a) Listed companies must have a compensation committee composed entirely of independent directors.	100%
	All seven Compensation Committee directors are independent.
	(b) The compensation committee must have a written charter that addresses:
	(i) the committee’s purpose and responsibilities — which, at minimum, must be to have direct responsibility to:

(A)    review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

	(B) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive compensation and equity-based plans that are subject to board approval; and

(C)    produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC;

	• The Compensation Committee’s mandate addresses each of these requirements.
	• The independent directors of the board, on the recommendation of the Committee, determine the CEO’s compensation level based of approved corporate goals and objectives.
	• See page 41 for the Committee report, which is also included in our Form 10-K.
	(ii) an annual performance evaluation of the compensation committee.	100%
	The Committee participates in the annual board performance evaluation.
6.	Audit Committee
	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3under the Exchange Act.	100%
	Our categorical standards are consistent with the requirements of Rule 10A-3 of the Exchange Act and all members of the Audit Committee are independent under that standard.
7.	Audit Committee Additional Requirements
	(a) The audit committee must have a minimum of three members.	100%

•      All six members of the Audit Committee are financially literate pursuant to the definition adopted by the board on February 10, 2005: “having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Such understanding to have been acquired by

Schedules	Schedule A – NYSE Compliance

(i)      education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
iii) experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,
(iv) other relevant experience.”
• Four members have been designated by the board as audit committee financial experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.
(b) In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.	100%
Our categorical standards are consistent with the requirements of section 303A.02 and all members of the Audit Committee are independent under that standard.
(c) The audit committee must have a written charter that addresses:
(i) the committee’s purpose — which, at minimum, must be to:	100%

(A)    assist board oversight of (1) integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the IRCAs’ (IRCAs) qualifications and independence, and (4) the performance of the listed company’s internal audit function and IRCAs; and

(B) prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement;
See page 39 for the Audit Committee report.
(ii) an annual performance evaluation of the audit committee; and	100%
The Committee participates in the annual board performance evaluation.
(iii) the duties and responsibilities of the audit committee — which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:	100%

(A)    at least annually, obtain and review a report by the IRCAs describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the IRCAs and the listed company;

(B)    meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the IRCAs, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

(C) discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
(D) discuss the policies with respect to risk assessment and risk management;
(E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with IRCAs;
(F) review with the IRCAs any audit problems or difficulties and management’s response;
(G) set clear hiring policies for employees or former employees of the IRCAs; and
(H) report regularly to the board of directors.
• The Committee mandate addresses each of these requirements.
• The Committee holds separate closed sessions (without management) with each of the internal and IRCAs at every regularly scheduled meeting.

Schedules	Schedule A – NYSE Compliance

	(d) Each listed company must have an internal audit function.	100%
	Nexen has an internal audit function. The internal auditor reports to and has a closed session (without management) with the Committee at each of its regularly scheduled meetings.
8.	Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto (exempting plans that are made available to shareholders generally, such as a typical dividend reinvestment plan and plans that merely allow employees, directors or other service providers to elect to buy shares on the open market or from the listed company for their current fair market value, regardless of whether the shares are delivered immediately or on a deferred basis; or the payments for the shares are made directly or by giving up compensation that is otherwise due).

		100%*
	• Shareowners approved Nexen’s stock option plan and later revisions to it, including changing it to a TOPs plan.

•      * Nexen has two DSU programs for non-executive directors. For these, we follow the TSX rules which, unlike the NYSE rules, exempt plans from shareowner approval where the common shares issued under the plan are purchased on the open market rather than being newly issued shares.

9.	Corporate Governance Guidelines
	Listed companies must adopt and disclose corporate governance guidelines.	100%
	The current corporate governance policy, adopted by the board on December 5, 2006, is attached as Schedule B.
10.	Code of Business Conduct and Ethics
	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Our ethics policy is described on page 5 and is available at www.nexeninc.com.	100%
11.	Foreign Private Issuer Disclosure
	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	100%

Nexen is a foreign private issuer in the US However, except as noted in number 8 on page 85, its corporate governance practices do not differ in any significant ways from those followed by domestic US companies under NYSE listing standards.

12.	Certification of Requirements
	(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	100%
	On February 26, 2007, the CEO certified to the NYSE that he was not aware of any violation by Nexen of NYSE corporate governance listing standards as disclosed in our Form 10-K filed with the SEC.
	(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.	100%
	There have been no incidences of material non-compliance with any applicable provisions of section 303A of the NYSE listing standards.
	(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual Written Affirmations must be in the form specified by the NYSE.	100%
	Nexen provided a foreign private issuer annual written affirmation to the NYSE on February 26, 2007.
13.	Public Reprimand Letter
	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	100%
	No reprimand letter has been issued to Nexen by the NYSE.

Schedules	Schedule B

CORPORATE GOVERNANCE POLICY
Policy Number:	A103	Prepared by:	John McWilliams
Original Approval Date:	September 18, 1996	Approved by:	Charlie Fischer, President and CEO;
Revised and Approved:	November 1, 2000, July 17, 2003,		Governance Committee; Board
February 10 and October 13, 2005
Last Approved:	December 5, 2006

Policy

Nexen is committed to transparency and responsible corporate governance practices. The corporate governance policy is a framework for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations. Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices.

The Board

Duties and Responsibilities

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs and to grow value responsibly, in a profitable and sustainable manner.

The board annually reviews and confirms or updates its mandate which sets out the duties and responsibilities of the board. The board mandate will be publicly disclosed.

Independence from Management

The board meets without management at every regularly scheduled meeting and as the board deems necessary, at non-regularly scheduled meetings.

Size of Board and Selection Process

As required by Nexen’s articles, the board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the AGM. The board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

All candidates for election or appointment to the board will initially be reviewed and recommended by the Governance Committee. The Committee maintains an evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the board if or when they are available to do so and who complement the current skills matrix and fit within the independence requirements of the Board and its committees. From time to time, the Committee engages a search firm to identify new candidates for recommendation to the board.

Directors

Duties and Responsibilities

Each individual director of Nexen will contribute actively and collectively to the effective governance of Nexen. The board annually reviews and confirms or updates the individual director mandate which sets out the duties and responsibilities of individual directors. The individual director mandate will be publicly disclosed.

Independence

The board annually reviews and confirms or updates the categorical standards. The categorical standards set out the requirements for determining independence of directors and members of the Audit Committee. The categorical standards will be publicly disclosed.

The board annually, and when circumstances require, reviews and makes a determination on the independence of each director in light of the categorical standards and applicable law. The independence determinations will be disclosed publicly.

Nexen will maintain an independent board at all times, with at least two-thirds of the members determined to be independent.

Schedules	Schedule B

Attendance

Directors will strive for attendance at all board and board committee meetings. Nexen will publicly disclose the director attendance record annually.

Orientation

Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the board and each of its committees; company and industry information; and, the contribution individual directors are expected to make. Each new director receives a binder with up-to-date information on Nexen’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which committees a new director is on or will be appointed to, each new director will be invited to attend a full set of committee meetings.

Continuing Education

Presentations are made regularly to the board and committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all directors from time to time. Trips to various operating sites are also arranged for directors. The Governance Committee reviews information on available external educational opportunities and ensures directors are aware of the opportunities. Nexen pays tuition and expenses for directors to attend relevant external education sessions. Nexen will and does pay for membership dues for each of the directors in an appropriate organization that provides relevant publications and educational opportunities.

Performance Evaluation

Every director participates in the annual performance evaluation review. The review consists of a questionnaire, interview process and a 360° review by members of management, also by way of questionnaire and interviews. The responses to the questionnaire, which explores the performance of the board as a whole, all board committees, and the performance and skills of individual directors, including self-evaluation are submitted to an independent, third-party for analysis. A report is provided to the Chair of the Governance Committee who then holds one-on-one interviews with the directors, including discussing peer performance. Management’s responses to its questionnaire are reviewed by the Board Chair who holds one-on-one interviews with the various members of management surveyed. The results of the questionnaires and the interviews are presented to the Board Chair and the whole Governance Committee. The Governance Committee then reports to the board and recommends any changes or further actions to address issues that were identified.

Compensation

Nexen reviews the compensation of directors, the Board Chair and the committee chairs regularly. The Compensation Committee makes recommendations to the board with respect to compensation of directors, the Board Chair and committee chairs. All compensation paid to directors will be publicly disclosed.

Performance-Based Compensation

Directors who are not officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred stock units. All performance-based compensation granted to directors will be publicly disclosed.

Retirement

In order to provide access to a broader group of qualified directors and in light of Nexen’s annual performance evaluations of its directors, the retirement age was revised from 72 years to 75 years on February 10, 2005. Directors 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.

Schedules	Schedule B

Term Limit

Nexen has not set a term limit for its directors. While term limits ensure fresh viewpoints on the board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. As an alternative to strict term limits, annual performance evaluations are conducted and Nexen has a retirement age policy.

Board Committees

Independence from Management

Board committees meet without management at each regularly scheduled meeting.

A director who is an officer of Nexen will not be a member of any board committee.

Committees

Nexen is required to have an audit committee, a compensation committee, a nominating/corporate governance committee and a reserves committee. The board has also authorized a Finance Committee and a SESR Committee. The board may also authorize other committees, as it feels are appropriate.

The Audit Committee assists the board in overseeing (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and the independent auditor; and, (vi) implementation and effectiveness of the ethics policy and the compliance programs under the ethics policy.

The Compensation Committee assists the board in overseeing (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive management compensation; and, (iii) executive management succession and development.

The Governance Committee assists the board in overseeing (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices.

The Finance Committee assists the Audit Committee and the board in overseeing (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

The Reserves Committee assists the Audit Committee and the board in overseeing the annual review of and natural gas reserves and disclosure of reserves data and related oil and gas activities.

The SESR Committee assists the board in overseeing due diligence in the development and implementation of systems for the management of health, safety, environment and social responsibility.

Mandates

Each current board committee has developed a mandate, setting out its duties and responsibilities, which has been approved by the board. All board committee mandates are reviewed annually by the Governance Committee and the relevant board committee. Any changes to board committee mandates will be approved by the board. All board committee mandates will be publicly disclosed.

Member Independence

All members of the Audit Committee, Compensation Committee and the Governance Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The categorical standards set out additional independence requirements for members of the Audit Committee. A majority of the members of the Finance Committee, the Reserves Committee and the SESR Committee will be independent pursuant to Nexen’s categorical standards and applicable law. The

Schedules	Schedule B

board annually reviews and makes a determination on the independence of each of the members of the committees in light of the categorical standards. Independence of all committee members will be publicly disclosed.

Audit Committee Financial Experts

All members of the Audit Committee will be financially literate. “Financial literacy” is defined by the board and the definition will be publicly disclosed. At least one member of the Audit Committee will be an audit committee financial expert under applicable law. The board annually reviews and makes a determination on audit committee financial experts. Those members of the Audit Committee who are determined to be audit committee financial experts will be publicly disclosed.

Reporting

The board receives reports from the board committees following each board committee meeting. The board committees also report to other board committees from time to time, as required.

Board, Board Committees and Individual Directors

Advisors

The board and all board committees will have the authority to engage independent advisors, at Nexen’s expense, to assist them in carrying out their responsibilities. Individual directors may engage independent advisors at Nexen’s expense in appropriate circumstances and with the approval of the Governance Committee.

Chairs

Duties and Responsibilities of the Chairs

The board has adopted and maintains and annually reviews and updates or confirms the position descriptions for the Board Chair and the committee chairs which set out the duties and responsibilities of the chairs. The position descriptions for the board and committee chairs will be publicly disclosed.

Term Guidelines for Chairs

The board has determined that the Board Chair and committee chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the board adopted term guidelines of five years for service as the Board Chair or a committee chair, subject to review by the Governance Committee in each case.

Officers

Duties and Responsibilities of the Chief Executive Officer (CEO)

The board has adopted and regularly reviews and updates or confirms the CEO position description which sets out the duties and responsibilities of the CEO. The CEO position description will be publicly disclosed.

The board also reviews and approves annual objectives for the CEO. The independent directors, with recommendations from the Compensation Committee, annually approve CEO compensation in light of the achievement of the annual objectives and performance measurement indicators and considering Nexen’s performance and relative shareholder returns, the value of similar incentive awards to CEOs at comparable companies and the awards given to Nexen’s past CEOs.

Duties and Responsibilities of Other Officers

The board has adopted and regularly reviews and updates or confirms position descriptions which set out the duties and responsibilities for each of the CFO and the Secretary. The CFO and Secretary position descriptions will be publicly disclosed.

Succession Planning

The Compensation Committee reviews and reports to the board annually on the succession plan for Nexen’s CEO and senior management.

Schedules	Schedule B

Directors and Officers

Share Ownership

The board regularly reviews its guidelines for shareholdings of directors and officers. The guidelines will be publicly disclosed.

Loans

Nexen will not make any loans to its directors or officers.

Policies

Ethics Policy

The Governance Committee, the Audit Committee and the board annually review and update or confirm the ethics policy applicable to all directors, officers and employees. The board, through the Audit Committee, receives regular reports on compliance with the ethics policy. The ethics policy will be publicly disclosed on Nexen’s website. Any waivers of or changes to the ethics policy require board approval and will be appropriately disclosed.

The ethics policy contains provisions for the submission of complaints by employees and others with respect to financial reporting, internal accounting and audit matters. The ethics policy includes protection from retaliation for employees who submit complaints in good faith.

Nexen has developed and regularly reviews and updates all related policies set out in the ethics policy.

Trading in Company Securities Policy

To prevent insider trading, Nexen has developed and regularly reviews and updates the procedures under its trading in company securities policy, which is applicable to all directors, officers and employees.

External Communications Policy

Nexen has developed and annually reviews and updates or confirms its external communications policy. The external communications policy will be publicly disclosed on Nexen’s website.

Disclosure

Compensation Consultant/Advisor

If a compensation consultant or advisor has been retained to assist in determining compensation for any of the directors or officers, Nexen will disclose: the identity of the consultant or advisor; the mandate for which they were retained; and the nature of any other work the consultants or advisor was retained by Nexen to perform.

Annual Governance Reporting

Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and US laws or rules.

Ongoing Governance Disclosure

Nexen will publicly disclose its corporate governance policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; its ethics policy; and, the external communications policy, as referred to in this corporate governance policy.

Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its corporate governance policy; categorical standards; mandates of the board, individual directors and all board committees; position descriptions for the Board Chair, committee chairs, CEO, CFO and Secretary; its ethics policy; and, the external communications policy, as referred to in this corporate governance policy.

Access to Disclosures

Documents and information referred to in this policy as being publicly disclosed may be accessed through the Governance section of Nexen’s website (www.nexeninc.com). As required by law, certain information is included in Nexen’s annual proxy circular or its Form 10-K filing.

Schedules	Schedule C

CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE

General Information

The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these categorical standards are the basis for the independence determinations that will be made public in Nexen’s proxy circular (or in the absence of a proxy circular in Nexen’s Form 10-K), prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these categorical standards will be considered independent.

At least two-thirds of Nexen’s directors will be independent, pursuant to these categorical standards, at all times.

Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

These categorical standards meet or exceed the requirements set out in US SEC rules and regulations, Sarbanes-Oxley, the NYSE rules, National Policy 58-201 — Corporate Governance Guidelines, Multilateral Instrument 52-110 — Audit Committees and the applicable provisions of National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, as may be in force at the time. These categorical standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current categorical standards will be disclosed annually.

Definitions

An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

 “Immediate Family Member” includes a person’s spouse, parents, children, step-children, siblings, mothers and fathers-in- law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees who are employees of the person or the person’s Immediate Family Member) who shares the person’s home.

“Officer” means a chair, vice chair, chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of an entity, and any other officer or person who performs a policy-making function for such an entity. Officers of subsidiaries or parents of an entity will be deemed to be officers of the entity if they perform policy-making functions for the entity. Where these categorical standards refer to a particular corporate characteristic, the reference should be read to also include any equivalent characteristic of a non-corporate entity.

Independence of Directors

(a)          To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen’s board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(b)         A director will not be independent if:

(i)    the director is, or has been within the last three years, an employee or officer of Nexen, or an Immediate Family Member is, or has been within the last three years, an officer of Nexen 1 other than a chair or vice chair of the board of directors or any committee of the board who acts or acted as such on a part-time basis;

(ii)   the director or an Immediate Family Member received during any twelve-month period within the last three years more than the lesser of Cdn$75,000 or US$100,000 in direct compensation from Nexen, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)  (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen’s audit within that time;

(iv)  the director or an Immediate Family Member is, or has been within the last three years, employed as an officer

Schedules	Schedule C

of another entity where any of Nexen’s present officers at the same time serves or served on that company’s compensation committee (or its equivalent); or

(v)         the director is a current employee or an Immediate Family Member is a current officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1,000,000 or 2% of such other company’s consolidated gross revenues.

(c)          Contributions to tax exempt organizations shall not be considered “payments” under section (b)(v) above, provided however that Nexen shall disclose in its proxy circular (or its Form 10-K if there is no proxy circular), any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of US$1,000,000 or 2% of the organization’s consolidated gross revenues or, excluding Nexen’s automatic matching of employee charitable contributions, exceeded 10% of Nexen’s annual charitable contributions.

Loans to Directors

Nexen will not make or arrange any personal loans or extensions of credit to directors.

Committee Members

All members of the Audit Committee, the Compensation Committee and the Governance Committee shall be independent pursuant to these categorical standards. A majority of the members of the Reserves Committee shall be independent pursuant to these categorical standards. Members of Nexen’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.

Audit Committee Members

In addition to satisfying the specific requirements set out above, directors who are members of Nexen’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

•                  the Audit Committee member is an Affiliate of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

•                  the Audit Committee member is both a director and an employee or is an officer, general partner or managing member of an Affiliate of Nexen 2;

•                  the Audit Committee member or his or her spouse, minor child or step-child, or child or step-child sharing a home with the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

•                  the Audit Committee member is a partner, member, managing director, officer or person occupying a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a firm which provides consulting, legal, accounting, investment banking or financial advisory services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

1	In this section the term “Nexen” includes any parent or subsidiary in a consolidated group with Nexen.
2

While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is a director, but not an officer, general partner, managing member or employee, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for Audit Committee purposes, absent any other indications of a material relationship with Nexen.

Schedules	Schedule D

BOARD MANDATE

The board of Nexen has the oversight responsibility and specific duties described below. In addition, individual directors have the responsibility and specific duties set out in the individual director mandate and any other mandate or position description that applies to them.

Composition

The board will be comprised of between three and 15 directors, as determined by the board. At least two-thirds of the board members will be independent under the categorical standards adopted by the board and applicable law.

All board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences and competencies will ensure that the board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the by-laws, board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly appointed or elected.

Responsibility

The board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen’s business and affairs to grow value responsibly, in a profitable and sustainable manner.

Specific Duties

The board will:

Leadership

1.     Provide leadership and vision to supervise the management of Nexen in the best interests of its shareholders.

2.     Provide leadership in setting the mission, vision, principles, values, strategic plan and annual operating plan of Nexen, in conjunction with the CEO.

CEO

3.     Select, appoint, evaluate and, if necessary, terminate the CEO.

4.     Receive recommendations on appropriate or required CEO competencies and skills from the Compensation Committee.

5.     Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.

Succession and Compensation

6.     Implement a succession plan, including appointing, training and monitoring the performance of senior management.

7.     With the advice of the Compensation Committee, approve the compensation of senior management and approve appropriate compensation programs for Nexen’s employees.

Corporate Social Responsibility, Ethics and Integrity

8.     Provide leadership to Nexen in support of its commitment to corporate social responsibility.

9.     Foster ethical and responsible decision making by management.

10.   Set the ethical tone for Nexen and its management.

11.   Take all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfy itself that the CEO and management create a culture of integrity throughout the organization.

12.   At the recommendation of the Governance Committee and the Audit Committee, approve Nexen’s ethics policy.

13.   Monitor compliance with Nexen’s ethics policy. Decline or grant and ensure appropriate disclosure of any waivers of the ethics policy for officers and directors.

14.   With the Audit Committee and the Board Chair, respond to potential conflict of interest situations.

Schedules	Schedule D

Governance

15.   With the Governance Committee, develop Nexen’s approach to comporate governance, including adopting a corporate governance policy that sets out the principles and guidelines applicable to Nexen.

16.   Once or more annually, as the Governance Committee decides, receive for consideration that Committee’s evaluation and any recommended changes, together with the evaluation and any further recommended changes of another board committee, if relevant, to each of the following:

i.	corporate governance policy;
ii.	categorical standards;
iii.	board mandate;
iv.	individual director mandate (which will set out the expectations and responsibilities of directors);
v.	Board Chair position description;
vi.	Audit Committee mandate;
vii.	Audit Committee Chair position description;
viii.	Compensation Committee mandate;
ix.	Compensation Committee Chair position description;
x.	Governance Committee mandate;
xi.	Governance Committee Chair position description;
xii.	Finance Committee mandate;
xiii.	Finance Committee Chair position description;
xiv.	Reserves Committee mandate;
xv.	Reserves Committee Chair position description;
xvi.	SESR Committee mandate;
xvii.	SESR Committee Chair position description;
xviii.	CEO position description;
xix.	CFO position description; and
xx.	Secretary position description.

17.   With the Governance Committee, ensure that Nexen’s governance practices and policies are appropriately disclosed.

18.   At the recommendation of the Governance Committee, annually determine those individual directors to be designated as independent under the categorical standards and ensure appropriate disclosures are made.

19.   At the recommendation of the Governance Committee, annually determine those individual directors to be designated as audit committee financial experts under applicable law and ensure appropriate disclosures are made.

Communications, Disclosure and Compliance

20.   Adopt an external communications policy for Nexen which addresses disclosure matters.

21.   At least annually review the external communications policy and consider any recommended changes.

22.   Ensure policies and procedures are in place to ensure Nexen’s compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

23.   Adopt measures for receiving feedback from stakeholders and ensure appropriate disclosures of the measures are made.

Board Chair

24.   Annually appoint an independent director as the Board Chair.

Schedules	Schedule D

Committees

25.         Appoint an Audit Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the ethics policy and the compliance programs under the ethics policy.

26.         Appoint a Compensation Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO and executive management compensation; and, (iii) executive management succession and development.

27.         Appoint a Governance Committee comprised of all independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the board, board committees, all individual directors, the Board Chair and committee chairs, all with a view to ensuring Nexen is “leading edge” in implementing best-in-class corporate governance practices.

28.         In the board’s discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; (iii) pension matters; and, (iv) transactions or circumstances which could materially affect the financial profile of Nexen.

29.         Appoint a Reserves Committee comprised of a majority of independent directors with the responsibility to assist the Audit Committee and the board in fulfilling their oversight responsibilities with respect to the annual review of Nexen’s petroleum and natural gas reserves and disclosure of reserves data and related oil and gas activities.

30.         In the board’s discretion, appoint a SESR Committee comprised of a majority of independent directors with the responsibility to assist the board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the “leading edge” in the ongoing institution of best-in-class practices.

31.         In the board’s discretion, appoint any other board committees that the board decides are needed and delegate to those board committees any appropriate powers of the board.

32.         In the board’s discretion, annually appoint the chair of each board committee.

Delegations and Approval Authorities

33.         Annually delegate approval authorities to the CEO and review and revise them as appropriate.

34.         Consider and, in the board’s discretion, approve financial commitments in excess of delegated approval authorities.

35.         In the board’s discretion, annually delegate to the Audit Committee the authority to approve or recommend to the board for consideration the quarterly results, financial statements, MD&A and news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

36.         Consider and, in the board’s discretion, approve any matters recommended by the board committees.

37.         Consider and, in the board’s discretion, approve any matters proposed by the management.

Strategy

38.         Approve the development of strategic direction.

39.         Adopt a strategic planning process and, at least annually, approve a strategic plan for Nexen to maximize shareholder value, that takes into account, among other things, the opportunities and risks of Nexen’s business.

40.         Monitor Nexen’s performance in light of the approved strategic plan.

Schedules	Schedule D

Annual Operating Plan

41.   At least annually, approve an annual operating plan for Nexen including business plans, operational requirements, organizational structure, staffing and budgets, that support the strategic plan.

42.   Monitor Nexen’s performance in light of the approved annual operating plan.

Risk Management

43.   Ensure policies and procedures are in place to: identify Nexen’s principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

44.   Ensure policies and procedures designed to maintain the integrity of Nexen’s disclosure controls and procedures are in place.

45.   Ensure policies and procedures designed to maintain the integrity of Nexen’s internal control over financial reporting are in place.

46.   Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.

Orientation / Education

47.   With the Governance Committee, oversee the development and implementation of the director orientation program.

48.   With the Governance Committee, oversee the development and implementation of the ongoing director education program.

Board Performance

49.   Oversee the process of the Governance Committee’s annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

50.   Participate in an annual evaluation of board performance by the Governance Committee.

51.   Receive and consider a report and recommendations from the Governance Committee on the results of the annual evaluation of the performance and effectiveness of the board, board committees, all individual directors, the Board Chair and committee chairs.

Board Meetings

52.   Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

53.   Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

54.   Regularly meet in separate, independent and non-management in camera sessions via meetings of the fully independent committees.

55. Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.

Advisors / Resources

56.   Retain, oversee, compensate and terminate independent advisors to assist the board in its activities.

57.   Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the board to carry out its duties.

Other

58.   To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this mandate is delegated to the Secretary, who will report any amendments to the Governance Committee at its next meeting.

59.   Once or more annually, as the Governance Committee decides, this mandate will be fully evaluated and updates recommended to the board for consideration.

Schedules	Schedule E

SUMMARY OF TOPS PLAN

The following additional disclosure is provided with respect to the TOPs plan pursuant to the TSX rules. A copy of the TOPs plan is available on request from our Governance Office and is available at www.nexeninc.com.

The TOPs plan is our only “security-based compensation arrangement” for the purposes of the disclosure requirements of the TSX. The TOPs plan provides an opportunity for employees to have a stake in Nexen’s future and have their interests aligned with the interests of shareowners. Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOPs plan. Non-executive directors do not participate in the TOPs plan.

The maximum number of common shares which may be reserved for issuance to insiders under the TOPs plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The maximum number of TOPs which may be issued to insiders of Nexen under the TOPs plan within a one year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance. The maximum number of TOPs which may be issued to any optionee under the TOPs plan will not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the date of grant.

The board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day before the date of the grant of the TOPs (exercise price) or other price determined by a mechanism approved by the board and satisfactory to the TSX and NYSE. The exercise price may not be below the market price of the shares. As well, the exercise price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen’s share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareowner approval requirements imposed by the TSX.

Unless the board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the exercise price, of the closing price of Nexen’s common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOPs or, if there is no trading of the shares on the TSX or NYSE that day, the last business day before the date of surrender of the TOPs.

Nexen does not have the right under the TOPs plan to transform a TOPs into a stock appreciation right involving an issuance of securities from treasury.

TOPs terminate and may not be exercised or surrendered in the following circumstances:

Reason for Termination	Exercisable Until
Retirement	The earliest of scheduled expiry and 18 months from termination of active employment
Death	The earliest of scheduled expiry and 18 months from death
Termination for just cause	Termination of active employment
Termination for any reason other than death, retirement or termination for cause	The earliest of scheduled expiry and 90 days from termination of active employment

Schedules	Schedule E

The following are also terms of the TOPs plan:

•                 TOPs are non-transferable and non-assignable other than to the estate of a TOPs holder by operation of law.

•                 The board may amend, suspend or discontinue the TOPs plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOPs plan, change how the exercise price is determined or, without the consent of the holder of the TOPs, alter or impair any TOPs previously granted. No amendment, suspension or discontinuance, of the TOPs plan may contravene the requirements of the TSX or other relevant regulatory body.

•                 Nexen (or any affiliated entity) may not provide financial assistance to participants to purchase shares under the TOPs plan.

•                 The maximum exercise and surrender periods are five years from the date of grant.

•                 The TOPs plan is subject to shareowner approval, which was given on May 4, 2004. There are no entitlements under the TOPs plan that have been granted but are subject to ratification by shareowners and there were no amendments to the TOPs plan in 2006.

Securities Authorized for Issuance under Equity Compensation Plans as of December 31, 2006

			Number of Securities
	Number of Securities to	Weighted-Average	Remaining Available for
	be Issued on Exercise of	Exercise Price of	Future Issuance under Equity
Plan Category	Outstanding TOPs	Outstanding TOPs	Compensation Plans
Equity compensation plans approved by shareowners	15,242,292	$35	16,235,167
Equity compensation plans not approved by shareowners	nil	nil	nil
TOTAL	15,242,292	$35	16,235,167

Glossary of Terms

AGM – annual general and special meeting of shareowners

AOP – annual operating plan

Articles – Nexen’s current restated articles of incorporation, dated May 20, 2005

Audit Committee – Audit and Conduct Review Committee

Beneficial shareowner – a shareowner that holds shares in the name of a nominee. That is, the share certificate was deposited with a bank, trust company, securities broker, trustee or other, also called a non-registered shareowner.

Board – board of directors

Categorical Standards – Nexen’s categorical standards for director independence

CEO – chief executive officer

CFO – chief financial officer

CIBC Mellon – the transfer agent, CIBC Mellon Trust Company

Circular – this management proxy circular, dated March 9, 2007

Compensation Committee – Compensation and Human Resources Committee

COO – chief operating officer

DSUs – deferred share units

EVP – executive vice president

Final Average Earnings – average base salary for the 36 highest paid consecutive months during the ten years before retirement; plus annual cash incentive payments at the lesser of target bonus or actual bonus paid, averaged over the final three years of participation.

FD&A – finding, development and acquisition, as in cost

Financial statements – Nexen’s 2006 annual audited financial statements

G&A – general and administrative, as in expenses

Georgeson – the proxy solicitation company, Georgeson Shareholder Communications Canada

Governance Committee – Corporate Governance and Nominating Committee

IRCAs – independent registered chartered accounts

MD&A – management’s discussion and analysis

Mercer – the consultant to the Compensation Committee, Mercer Human Resource Consulting

NEO – named executive officer

Notice – the notice of this meeting to be held on Thursday, April 26, 2007

NYSE – New York Stock Exchange

Proved – (as in reserves) estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions

Registered shareowner – a shareowner that holds shares in their own name and has a share certificate

Reserves Committee – Reserves Review Committee

SEC – US Securities and Exchange Commission

SESR Committee – Safety, Environment and Social Responsibility Committee

STARs – stock appreciation rights

Sarbanes-Oxley – Sarbanes-Oxley Act of 2002

SVP – senior vice president

Teachers – Ontario Teachers’ Pension Plan Board

TOPs – tandem options

TSX – Toronto Stock Exchange

Corporate Information

Head Office

801 7th Avenue SW

Calgary, Alberta Canada T2P 3P7

Telephone 403.699.4000

Fax 403.699.5800

www.nexeninc.com

Communicating with the Board

board@nexeninc.com

Integrity Resource Centre

integrity@nexeninc.com

Governance Office

governance@nexeninc.com

Stock Symbol – NXY

Toronto Stock Exchange

New York Stock Exchange

Common Share Transfer Agent and Registrars

CIBC Mellon Trust Company

Calgary, Toronto, Montreal and Vancouver
Mellon Investor Service

New York, NY

Dividend Reinvestment Plan

The offering circular (and for US residents, a prospectus) and authorization form may be obtained by calling CIBC Mellon Trust Company at 1.800.387.0825 or at www.cibcmellon.com

Auditors

Deloitte & Touche LLP

Calgary, Alberta

Sustainability Report

Our sustainability report outlines our safety, environment and social responsibility performance. For more information, call Jeff Flood at 403.699.5469

Governance Documents

Nexen’s governance documents, as well as the statistical supplement and other financial documents, are available at www.nexeninc.com. Hard copies may be requested by emailing governance@nexeninc.com. Governance documents include:

•                  Individual Director Mandate

•                  Board Chair Position Description

•                  Chief Executive Officer Position Description

•                  Chief Financial Officer Position Description

•                  Secretary Position Description

•                  Audit Committee Mandate

•                  Audit Committee Chair Position Description

•                  Compensation Committee Mandate

•                  Compensation Committee Chair Position Description

•                  Governance Committee Mandate

•                  Governance Committee Chair Position Description

•                  Finance Committee Mandate

•                  Finance Committee Chair Position Description

•                  Reserves Committee Mandate

•                  Reserves Committee Chair Position Description

•                  SESR Committee Mandate

•                  SESR Committee Chair Position Description

Nexen is a Canadian-based global energy company

growing value responsibly.

These securityholder materials are being sent to both registered and beneficial shareowners of the securities. If you are a beneficial shareowner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

see the VALUE

801 - 7th Avenue SW
Calgary, Alberta, Canada
T2P 3P7
T 403.699.4000
F 403.699.5800

www.nexeninc.com

NEXEN INC.

PROXY SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT FOR USE AT THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREOWNERS TO BE HELD IN THE
CRYSTAL BALLROOM AT THE PALLISER HOTEL,
133 9 AVENUE SW, CALGARY, ALBERTA, ON THURSDAY, APRIL 26, 2007 AT 11:00 A.M.

I appoint MR. FRANCIS M. SAVILLE, Q.C., or failing him RICHARD M. THOMSON, O.C., or failing him CHARLES W. FISCHER, or instead of them ____________________ as my proxyholder, with power of substitution, to attend the Annual General and Special Meeting of Shareowners of Nexen Inc. to be held on April 26, 2007, and any and all adjournments of the meeting (Meeting), and to vote the shares represented by this Proxy on my behalf, as follows:

1.	To elect as a Director:		WITHHOLD
AUTHORITY
		FOR	to vote
	Vote FOR all directors................................................................................................................................	☐
	Charles W. Fischer......................................................................................................................................	☐	☐
	Dennis G. Flanagan.....................................................................................................................................	☐	☐
	David A. Hentschel.....................................................................................................................................	☐	☐
	S. Barry Jackson..........................................................................................................................................	☐	☐
	Kevin J. Jenkins...........................................................................................................................................	☐	☐
	A. Anne McLellan, P.C. .............................................................................................................................	☐	☐
	Eric P. Newell, O.C. ...................................................................................................................................	☐	☐
	Thomas C. O’Neill......................................................................................................................................	☐	☐
	Francis M. Saville, Q.C. .............................................................................................................................	☐	☐
	Richard M. Thomson, O.C. ........................................................................................................................	☐	☐
	John M. Willson..........................................................................................................................................	☐	☐
	Victor J. Zaleschuk......................................................................................................................................	☐	☐
2.	To appoint Deloitte & Touche LLP as independent auditors for 2007.	☐	☐
		FOR	AGAINST
3.	To confirm, without amendment, the enactment of By-Law No. 3 and the repeal of By-Law No. 2.	☐	☐
4.	To approve a special resolution to amend Nexen’s articles to effect a two-for-one division of the common shares.	☐	☐
5.	To consider and act on any other business which may properly come before the meeting.

On any ballot that may be called for, the shares will be voted or withheld from voting according to the choices marked above. If no choice is marked for an item, the shares will be voted FOR the election of directors, appointment of auditors, confirmation of By-Law No. 3 and the repeal of By-Law No. 2; and, effecting a two-for-one division of the common shares.

(PLEASE DATE AND SIGN BELOW)

My proxyholders have discretionary authority on amendments or variations to matters set out above and other matters which may properly come before the Meeting and I ratify all actions my proxyholders take under this Proxy.

I have received the Notice of the Meeting and Management Proxy Circular (Circular) dated March 9, 2007.

Dated this _____ day of ___________, 2007

Shareowner’s Signature

YOU MAY APPOINT SOMEONE (WHO DOES NOT NEED TO BE A SHAREOWNER) OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING BY FILLING IN THE NAME OF THAT PERSON IN THE SPACE PROVIDED ABOVE.

You may revoke this Proxy by instrument in writing at any time before it is exercised as described in the Circular or in any other manner permitted by law.

— Please see other side for voting options —

Voting Options and Instructions for Registered Shareowner

In addition to voting by mail, you can also submit your voting instructions over the telephone or internet, as described below and in the Circular.

VOTE BY MAIL:		VOTE BY PHONE:	1.866.271.1207 (English and French)

1.	This Proxy must be dated and signed by the Shareowner or by the Shareowner’s attorney who has been authorized in writing. If the Shareowner is a corporation, the corporate seal must be duly affixed.

You may use any touch-tone phone to submit your voting instructions. Phone the toll free number above and follow the voice prompts. You will need to enter the 13 digit Control Number found on this form below, on the left hand side.

2.	If this Proxy is returned undated, it is deemed to bear the date on which it was mailed to you.	VOTE BY INTERNET: www.eproxyvoting.com/nexen

You may use the internet to submit your voting instructions. Access the above website and follow the instructions there. You will need to enter your 13 digit Control Number found on this form below, on the left hand side.

3.	The Shareowner’s signature should be exactly as the name appears on the label below. If shares are held jointly, any one of the joint owners may sign.

4.	When signing as attorney, executor, administrator, trustee or guardian, please give your full title.

This website may be used to appoint a proxyholder (the “proxyholder”) to attend and vote on your behalf at Nexen’s annual general and special meeting of shareowners and to convey your voting instructions. Complete proxy instructions are found in the Circular.

Please note that if you appoint a proxyholder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your Proxy, prior to the cutoff time. When resubmitting a Proxy, the latest Proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest Proxy is submitted with in the timeframe above.

5.

To be valid, a Proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (Calgary time) on April 24, 2007 or, if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume. The Chair of the Meeting has the discretion to accept late proxies.

6.	Proxies should be sent to CIBC Mellon Trust Company at Suite 600, 333-7th Avenue S.W., Calgary, Alberta T2P 2Z1 or at Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1.

The Control Number is your personal security code and will be used to validate your vote when you vote by telephone or over the internet.

Place Sufficient Postage Here

Nexen Inc.

c/o CIBC Mellon Trust Company

PO Box 7010

Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Canada

As a registered shareowner of Nexen Inc. you automatically receive our Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis). If you do not wish to receive our Annual Report next year or if you wish to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com.

PLEASE DO NOT SEND ME Nexen’s Annual Report	☐
PLEASE SEND ME Nexen’s Interim Reports	☐

Name of Shareowner (please print)

Mailing Address

City	Province/State

Country	Postal/Zip Code

Signature

As long as you remain a registered shareowner of Nexen Inc., you will receive this card each year and will be required to renew your request not to receive the Annual Report or your request to receive the Interim Reports.

Place Sufficient Postage Here

Nexen Inc.

c/o CIBC Mellon Trust Company

PO Box 7010

Adelaide Street Postal Station

Toronto, Ontario  M5C 2W9

Canada

As a beneficial shareowner of Nexen Inc. you are entitled to receive our Interim Reports (including Interim Financial Statements and related Management’s Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management’s Discussion and Analysis) or both. In order to add your name to the list of shareowners to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company, or submit your request online at www.cibcmellon.com/financialstatements. The Company Code Number is 0832a. If you choose not to receive the Reports by mail, they will continue to be available on our website at www.nexeninc.com.

Please add my name to the mailing list for Nexen Inc. and send me Nexen’s Report(s) as indicated below:

Interim Reports only	☐
Annual Report only	☐
Both Interim and Annual Reports	☐

Name of Shareowner (please print)

Mailing Address

City	Province/State

Country	Postal/Zip Code

Signature

As long as you remain a beneficial shareowner of Nexen Inc., you will receive this card each year and will be required to renew your request to receive these reports. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or 416-643-5500 or online at www.cibcmellon.com.

NOTE: DO NOT RETURN THIS CARD BY MAIL IF YOU HAVE SUBMITTED YOUR REQUEST ONLINE.